UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

Registration Form – 2016 – CPFL Energia S.A.                                                          Version: 1

Summary

Registration data

1. General information	2

2. Address	3

3. Securities	4

4. Auditor information	5

5. Share register	6

6. Investor relations officer	7

7. Shareholders’ department	8

Registration Form – 2016 – CPFL Energia S.A.                                                          Version: 1

1.     General information

Company name:	CPFL ENERGIA S. A.
Date of adoption of company name:	08/06/2002
Type:	publicly-held Corporation
Previous company name:	Draft II Participações S. A
Date of incorporation:	03/20/1998
CNPJ (Corporate Taxpayer ID):	02.429.144/0001-93
CVM code:	1866-0
CVM registration date:	05/18/2000
CVM registration status:	Active
Status starting date:	05/18/2000
Country:	Brazil
Country in which the securities
Are held in custody:	Brazil
Other countries in which the securities can be traded
Country	Date of admission
United States	09/29/2004

Sector of activity:	Holding company (Electric Energy)
Description of activity:	Holding company
Issuer s category:	Category A
Date of registration in the current category:	01/01/2010
Issuer s status:	Operating
Status starting date:	05/18/2000
Type of ownership control:	Private Holding
Date of last change in ownership control:	11/30/2009
Date of last change of fiscal year:
Month/day of the end of fiscal year:	12/31
Issuer´s web address:	www. cpfl. com. br

Newspaper or media where issuer discloses its information:

Newspaper or media	FU
Diário Oficial do Estado de São Paulo	SP
Valor Econômico	SP
www.cpfl.com.br/ri	SP
www.portalneo1.net	SP
www.valor.com.br/valor-ri	SP

Registration Form – 2016 – CPFL Energia S.A.                                                          Version: 1

2.     Address

Mail Address: Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brazil, zip code 13088-140

Telephone (019) 3756-6083, Fax (019) 3756-6089, E-mail: ri@cpfl.com.br

Registered Office Address: Rua Gomes de Carvalho, 1510, 14º– Cj 2 Vila Olímpia, São Paulo, SP, Brazil, zip code: 04547-005

Telephone: (019) 3756-6083, Fax: (019) 3756-6089, E-mail: ri@cpfl.com.br

Registration Form – 2016 – CPFL Energia S.A.                                                          Version: 1

3.     Securities

Share   trading

Trading mkt                              Stock exchange

Managing entity                        BM&FBOVESPA

Start date                                 09/29/2004

End date

Trading segment                       New Market

Start date                                 9/29/2004

End date

Debenture trading

Trading mkt                              Organized market

Managing entity                        CETIP

Start date                                 05/18/2000

End date

Trading segment                       Traditional

Start date                                 05/19/2000

End date

Registration Form – 2016 – CPFL Energia S.A.                                                          Version: 1

4.     Auditor information

Does the issuer have an auditor?                      Yes

CVM code:                                                      385-9

Type of auditor:                                               Brazilian firm

Independent auditor:                                         Deloitte Touche Tomatsu Auditores Independentes

CNPJ (Corporate Taxpayer ID):                         49.928.567/0001-11

Period of service:                                             03/12/2012

Partner in charge                                              Marcelo Magalhães Fernandes

Period of service                                              03/12/2012

CPF (Individual Taxpayer ID)                             110.931.498-17

Registration Form – 2016 – CPFL Energia S.A.                                                          Version: 1

5.     Share register

Does the company have a service provider:    Yes

Corporate name:                                            Banco do Brasil

CNPJ:                                                           00.000.000/0001-91

Period of service:                                          01/01/2011

Address:

Rua Lélio Gama, 105 – 38º floor, Gecin, Centro, Rio de Janeiro, RJ, Brazil, zip code: 20031-080, Telephone (021) 38083551, Fax: (021) 38086088, e-mail: aescriturais@bb.com.br

Registration Form – 2016 – CPFL Energia S.A.                                                          Version: 1

6.     Investor relations officer

Name:                                      Gustavo Estrella

                                               Investor Relations Officer

CPF/CNPJ:                              037.234.097-09

Address:

Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brazil, zip code 13088-140

Telephone (019) 3756-6083, Fax (019) 3756-6089, email: gustavoestrella@cpfl.com.br.

Date when the officer assumed the position:                 02/27/2013

Date when the officer left the position:

Registration Form – 2016 – CPFL Energia S.A.                                                          Version: 1

7.     Shareholders’ department

Contact	Leandro José Cappa de Oliveira
Date when the officer assumed the position:	10/06/2014
Date when the officer left the position:

Address:

Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brazil, zip code 13088-140

Telephone (019) 3756-6083, email: leandrocappa@cpfl.com.br

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

Table of Contents
Company Data
Capital Composition	1
Cash dividend	2
Individual financial statements
Statement of Financial Position - Assets	3
Statement of Financial Position - Liabilities and Equity	4
Statement of Income	5
Statement of Comprehensive Income	6
Statement of Cash Flows Indirect Method	7
Statement of Changes in Equity
01/01/2016 to 06/30/2016	7
01/01/2015 to 06/30/2015	8
Statements of Value Added	9
Consolidated Interim Financial Statements
Statement of Financial Position - Assets	12
Statement of Financial Position - Liabilities and Equity	13
Statement of Income	14
Statement of Comprehensive Income	15
Statement of Cash Flows - Indirect Method	16
Statement of Changes in Equity
01/01/2016 to 06/30/2016	15
01/01/2015 to 06/30/2015	16
Statements of Value Added	17
Comments on performance	28
Notes to Interim financial statements	37
Other relevant information	98
Reports
Independent Auditor s Report - Unqualified	101

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

Capital Composition

Number of Shares (In units)	Closing Date 06/30/2016
Paid-in capital
Common	1,017,914,746
Preferred	0
Total	1,017,914,746
Treasury Stock	0
Common	0
Preferred	0
Total	0

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

Company Data

Cash dividends

Event

Approval

		Description	Beginning of payment	Type of share	Class of share	Amount per share (Reais/share)
Board of Directors’ Meeting	03/16/2016	Dividend	07/01/2016	ON (Common shares)		0.20687

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

Individual Financial Statements

Statement of Financial Position – Assets

(in thousands of Brazilian reais – R$)

Code	Description	Current Year 06/30/2016	Previous Year 12/31/2015
1	Total assets	8,316,075	8,948,469
1.01	Current assets	1,164,073	1,795,763
1.01.01	Cash and cash equivalents	872,166	424,192
1.01.06	Recoverable taxes	76,233	72,885
1.01.06.01	Current recoverable taxes	76,233	72,885
1.01.08	Other current assets	215,674	1,298,686
1.01.08.03	Others	215,674	1,298,686
1.01.08.03.01	Other credits	1,256	943
1.01.08.03.02	Dividends and interest on shareholders’ equity	214,418	1,227,590
1.01.08.03.03	Derivatives	-	70,153
1.02	Noncurrent assets	7,152,002	7,152,706
1.02.01	Noncurrent assets	299,827	211,432
1.02.01.06	Deferred taxes	168,369	140,389
1.02.01.06.02	Deferred taxes credits	168,369	140,389
1.02.01.08	Related parties credits	100,146	2,814
1.02.01.08.02	Subsidiaries credits	100,146	2,814
1.02.01.09	Other noncurrent assets	31,312	68,229
1.02.01.09.03	Escrow deposits	723	630
1.02.01.09.05	Other credits	14,569	14,919
1.02.01.09.07	Advance for future capital increase	16,020	52,680
1.02.02	Investments	6,850,886	6,940,036
1.02.02.01	Permanent equity interests	6,850,886	6,940,036
1.02.02.01.02	Investments in subsidiaries	6,850,886	6,940,036
1.02.03	Property, plant and equipment	1,265	1,215
1.02.04	Intangible assets	24	23
1.02.04.01	Intangible assets	24	23
1.02.04.01.02	Other Intangibles	24	23

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

Individual Financial Statements

Statement of Financial Position – Liabilities and Equity

(in thousands of Brazilian reais – R$)

Code	Description	Current Year 06/30/2016	Previous Yearr 12/31/2015
2	Total liabilities	8,316,075	8,948,469
2.01	Current liabilities	454,616	1,206,708
2.01.02	Trade payables	674	1,157
2.01.02.01	National Trade payables	674	1,157
2.01.03	Tax Obligations	13,772	747
2.01.03.01	Federal Tax Obligations	13,772	747
2.01.03.01.01	Income tax and Social Contribution	11,066	-
2.01.03.01.02	PIS (Tax on Revenue)	289	63
2.01.03.01.03	COFINS (Tax on Revenue)	1,472	391
2.01.03.01.04	Others Federal	945	293
2.01.04	Loans and financing	166,787	973,252
2.01.04.01	Loans and financing	166,787	973,252
2.01.04.01.01	Brazilian currency	-	330,164
2.01.04.01.02	Foreign Currency	166,787	643,088
2.01.05	Other Current liabilities	273,383	231,552
2.01.05.02	Others	273,383	231,552
2.01.05.02.01	Dividends and interest on capital payable	210,710	212,531
2.01.05.02.04	Derivatives	43,303	981
2.01.05.02.05	Other payable	19,370	18,040
2.02	Noncurrent liabilities	58,711	67,565
2.02.02	Other Noncurrent liabilities	57,851	65,930
2.02.02.02	Others	57,851	65,930
2.02.02.02.04	Other payable	29,619	31,961
2.02.02.02.05	Provision for equity interest losses	28,232	33,969
2.02.04	Provisions	860	1,635
2.02.04.01	Civil, Labor, Social and Tax Provisions	860	1,635
2.02.04.01.02	Labor and tax provisions	353	1,209
2.02.04.01.04	Civil provisions	507	426
2.03	Shareholders’ equity	7,802,748	7,674,196
2.03.01	Capital	5,741,284	5,348,312
2.03.02	Capital reserves	468,082	468,082
2.03.04	Profit reserves	1,388,864	1,672,481
2.03.04.01	Legal reserves	694,058	694,058
2.03.04.02	Statutory reserves	694,806	978,423
2.03.05	Retained earnings	436,476	-
2.03.08	Other comprehensive income	- 231,958	185,321
2.03.08.01	Accumulated comprehensive income	- 231,958	185,321

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

Individual Financial Statements

Statement of income

(in thousands of Brazilian reais – R$)

Code	Description	Current Year - Second Quarter	YTD Current Year	Previous Year - Second Quarter	YTD Previous Year
		04/01/2016 to 06/30/2016	01/01/2016 to 06/30/2016	04/01/2015 to 06/30/2015	01/01/2015 to 06/30/2015
3.01	Net Operating revenues	-	1,713	1,156	1,156
3.03	Gross Operating income	-	1,713	1,156	1,156
3.04	Gross Operating income (expense)	252,078	525,869	141,346	324,658
3.04.02	General and administrative	(12,898)	(20,942)	(7,297)	(15,261)
3.04.06	Equity income	264,976	546,811	148,643	339,919
3.05	Income before financial income and taxes	252,078	527,582	142,502	325,814
3.06	Financial income / expense	15,200	4,760	(7,897)	(21,945)
3.06.01	Financial income	27,225	36,386	7,196	25,576
3.06.02	Financial expense	(12,025)	(31,626)	(15,093)	(47,521)
3.07	Income before taxes	267,278	532,342	134,605	303,869
3.08	Income tax and social contribution	(7,467)	(1,182)	(10,425)	(10,719)
3.08.01	Current	(7,220)	(29,162)	(7,587)	(7,657)
3.08.02	Deferred	(247)	27,980	(2,838)	(3,062)
3.09	Net income/(loss) from continuing operations	259,811	531,160	124,180	293,150
3.11	Net income/(loss)	259,811	531,160	124,180	293,150
3.99.01.01	ON	0.26	0.52	0.12	0.29
3.99.02.01	ON	0.26	0.52	0.12	0.29

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

Individual Financial Statements

Statement of Comprehensive Income

(in thousands of Brazilian reais – R$)

Code	Description	Current Year Second Quarter	YTD Current Year	Previous Year Second Quarter	YTD Previous Year
		04/01/2016 to 06/30/2016	01/01/2016 to 06/30/2016	04/01/2015 to 06/30/2015	01/01/2015 to 06/30/2015
4.01	Net income/(loss)	259,811	531,160	124,180	293,150
4.02	Other comprehensive income	(403,036)	(404,363)	-	-
4.02.01	Comprehensive income for the period of subsidiaries	(403,036)	(404,363)	-	-
4.03	Comprehensive income	(143,225)	126,797	124,180	293,150

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

Individual Financial Statements

Statement of Cash Flows – Indirect Method

(in thousands of Brazilian reais – R$)

Code	Description	Current year 01/01/2016 to 06/30/2016	Previous Year 01/01/2015 to 06/30/2015
6.01	Net cash from operating activities	1,239,878	575,000
6.01.01	Cash generated (used) from operations	8,992	9,829
6.01.01.01	Net income, including income tax and social contribution	532,342	303,869
6.01.01.02	Depreciation and amortization	102	80
6.01.01.03	Provision for tax, civil and labor risks	38	468
6.01.01.04	Interest on debts, inflation adjusment and exchange rate changes	23,321	45,331
6.01.01.05	Share of profit (loss) of investees	(546,811)	(339,919)
6.01.02	Variation on assets and liabilities	1,230,886	565,171
6.01.02.01	Dividend and interest on shareholders’ equity received	1,289,907	607,349
6.01.02.02	Recoverable taxes	(122)	(5,144)
6.01.02.03	Escrow deposits	(72)	(32)
6.01.02.04	Other operating assets	301	131
6.01.02.05	Trade payables	(482)	(212)
6.01.02.06	Other taxes and social contributions	1,959	5,742
6.01.02.07	Tax, civil and labor risks paid	(839)	(95)
6.01.02.08	Other operating liabilities	(1,013)	(4,082)
6.01.02.09	Interest on debts (paid)	(40,657)	(36,858)
6.01.02.10	Income tax and social contribution paid	(18,096)	(1,628)
6.02	Net cash in investing activities	(108,818)	(15,841)
6.02.01	Acquisition of property, plant and equipment	(219)	(268)
6.02.02	Securities	(199)	-
6.02.06	Purchases of intangible assets	-	(7)
6.02.07	Advance for future capital increase	(16,020)	(80)
6.02.08	Intragroup loans	(92,380)	(15,486)
6.03	Net cash in financing activities	(683,085)	(795,729)
6.03.01	Payments of Loans, financing and debentures	(726,148)	(1,290,000)
6.03.02	Derivative instruments paid	43,128	-
6.03.03	Loans, financing and debentures obtained	-	494,383
6.03.04	Payments of dividend and interest on shareholders’ equity	(65)	(112)
6.05	Increase (decrease) in cash and cash equivalents	447,975	(236,570)
6.05.01	Cash and cash equivalents at beginning of period	424,192	799,775
6.05.02	Cash and cash equivalents at end of period	872,167	563,205

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

Individual Financial Statements

Statement of Changes in Equity – from January 1, 2016 to June 30, 2016

(in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total
5.01	Opening balance	5,348,312	468,082	1,672,481	-	185,320	7,674,195
5.03	Adjusted balance	5,348,312	468,082	1,672,481	-	185,320	7,674,195
5.04	Capital transactions with shareholders	392,972	-	(392,972)	1,756	-	1,756
5.04.01	Capital increase	392,972	-	(392,972)	-	-	-
5.04.11	Prescribed dividend	-	-	-	1,756	-	1,756
5.05	Total comprehensive income	-	-	-	531,160	(404,363)	126,797
5.05.01	Net income for the period	-	-	-	531,160	-	531,160
5.05.02	Other comprehensive income	-	-	-	-	(404,363)	(404,363)
5.06	Internal changes in Shareholders' equity	-	-	109,356	(96,440)	(12,916)	-
5.06.05	Equity on comprehensive income of subsidiaries	-	-	-	12,916	(12,916)	-
5.06.06	Changes in statutory reserve in the period	-	-	109,356	(109,356)	-	-
5.07	Ending Balances	5,741,284	468,082	1,388,865	436,476	(231,959)	7,802,748

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

Individual Financial Statements

Statement of Changes in Equity – from January 1, 2015 to June 30, 2015

(in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total
5.01	Opening Balances	4,793,424	468,082	1,536,136	-	145,893	6,943,535
5.03	Adjusted balance	4,793,424	468,082	1,536,136	-	145,893	6,943,535
5.04	Capital transactions with shareholders	554,888	-	(554,888)	3,134	-	3,134
5.04.01	Capital increase	554,888	-	(554,888)	-	-	-
5.04.11	Prescribed dividend	-	-	-	3,134	-	3,134
5.05	Total Comprehensive Income	-	-	-	293,150	-	293,150
5.05.01	Net income for the period	-	-	-	293,150	-	293,150
5.06	Internal changes in Shareholders' equity	-	-	88,447	(75,260)	(13,187)	-
5.06.04	Equity on comprehensive income of subsidiaries	-	-	-	13,187	(13,187)	-
5.06.06	Changes in statutory reserve in the year	-	-	88,447	(88,447)	-	-
5.07	Ending Balances	5,348,312	468,082	1,069,695	221,024	132,706	7,239,819

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

Individual Financial Statements

Statement of Value Added

(in thousands of Brazilian reais – R$)

Code	Description	Current Year 01/01/2016 to 06/30/2016	Previous Year 01/01/2015 to 06/30/2015
7.01	Revenues	2,106	1,548
7.01.01	Sales of goods, products and services	1,887	1,274
7.01.03	Revenues related to construction of own assets	219	274
7.02	Inputs	(5,061)	(5,193)
7.02.02	Material-Energy-Outsourced services-Other	(4,163)	(4,306)
7.02.04	Other	(898)	(887)
7.03	Gross added value	(2,955)	(3,645)
7.04	Retentions	(102)	(80)
7.04.01	Depreciation and amortization	(102)	(80)
7.05	Net added value generated	(3,057)	(3,725)
7.06	Added value received in transfer	586,200	371,262
7.06.01	Equity in subsidiaries	546,811	339,919
7.06.02	Financial income	39,389	31,343
7.07	Added Value to be Distributed	583,143	367,537
7.08	Distribution of Added Value	583,143	367,537
7.08.01	Personnel	13,644	8,583
7.08.01.01	Direct Remuneration	5,527	4,537
7.08.01.02	Benefits	7,421	3,518
7.08.01.03	Government severance indemnity fund for employees-F.G.T.S.	696	528
7.08.02	Taxes, Fees and Contributions	7,126	21,500
7.08.02.01	Federal	7,107	21,489
7.08.02.02	State	19	11
7.08.03	Remuneration on third parties’ capital	31,213	44,304
7.08.03.01	Interest	31,188	44,233
7.08.03.02	Rental	25	71
7.08.04	Remuneration on own capital	531,160	293,150
7.08.04.03	Retained profit / loss for the period	531,160	293,150

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

Consolidated Financial Statements

Statement of Financial Position – Assets

(in thousands of Brazilian reais – R$)

Code	Description	Current Year 06/30/2016	Previous Year 12/31/2015
1	Total assets	37,950,234	40,532,471
1.01	Current assets	11,302,583	12,508,652
1.01.01	Cash and cash equivalents	5,464,783	5,682,802
1.01.02	Financial Investments	22,183	23,633
1.01.02.02	Financial Investments at amortized cost	22,183	23,633
1.01.02.02.01	Held to maturity	22,183	23,633
1.01.03	Accounts receivable	3,444,243	3,174,918
1.01.03.01	Consumers	3,444,243	3,174,918
1.01.06	Recoverable taxes	517,302	475,211
1.01.06.01	Current Recoverable taxes	517,302	475,211
1.01.08	Other current assets	1,854,072	3,152,088
1.01.08.03	Other	1,854,072	3,152,088
1.01.08.03.01	Other credits	625,097	959,554
1.01.08.03.02	Derivatives	560,057	627,493
1.01.08.03.04	Dividends and interest on shareholders’ equity	13,424	91,392
1.01.08.03.05	Financial asset of concession	9,846	9,630
1.01.08.03.06	Sector financial asset	645,648	1,464,019
1.02	Noncurrent assets	26,647,651	28,023,819
1.02.01	Noncurrent assets	6,789,276	8,392,634
1.02.01.03	Accounts receivable	131,118	128,946
1.02.01.03.01	Consumers	131,118	128,946
1.02.01.06	Deferred taxes	495,045	334,886
1.02.01.06.02	Deferred taxes credits	495,045	334,886
1.02.01.08	Related parties	44,532	84,265
1.02.01.08.01	Related parties credits	44,532	84,265
1.02.01.09	Other noncurrent assets	6,118,581	7,844,537
1.02.01.09.03	Derivatives	686,282	1,651,260
1.02.01.09.04	Escrow deposits	495,527	1,227,527
1.02.01.09.05	Recoverable taxes	160,071	167,159
1.02.01.09.07	Financial asset of concession	4,002,959	3,597,474
1.02.01.09.09	Investments at cost	116,654	116,654
1.02.01.09.10	Other credits	657,088	594,518
1.02.01.09.11	Sector financial asset	-	489,945
1.02.02	Investments	1,384,239	1,247,631
1.02.02.01	Permanent equity interests	1,384,239	1,247,631
1.02.02.01.04	Other permanent equity interests	1,384,239	1,247,631
1.02.03	Property, plant and equipment	9,453,342	9,173,217
1.02.03.01	PP&E - in service	8,643,295	8,499,051
1.02.03.03	PP&E - in progress	810,047	674,166
1.02.04	Intangible assets	9,020,794	9,210,337
1.02.04.01	Intangible assets	9,020,794	9,210,337

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

Consolidated Financial Statements

Statement of Financial Position – Liabilities and Equity

(in thousands of Brazilian reais – R$)

Code	Description	Current Year 06/30/2016	Previous Year 12/31/2015
2	Total liabilities	37,950,234	40,532,471
2.01	Current liabilities	7,342,643	9,524,873
2.01.01	Social and Labor Obligations	123,203	79,924
2.01.01.02	Labor Obligations	123,203	79,924
2.01.01.02.01	Estimated Labor Obligation	123,203	79,924
2.01.02	Trade payables	1,688,003	3,161,210
2.01.02.01	National Trade payables	1,688,003	3,161,210
2.01.03	Tax Obligations	746,067	653,342
2.01.03.01	Federal Tax Obligations	367,537	265,126
2.01.03.01.01	Income tax and Social Contribution	214,102	43,249
2.01.03.01.02	PIS (Tax on Revenue)	22,414	33,199
2.01.03.01.03	COFINS (Tax on Revenue)	104,179	159,317
2.01.03.01.04	Others Federal	26,842	29,361
2.01.03.02	State Tax Obligations	374,693	384,151
2.01.03.02.01	ICMS (Tax on Revenue)	374,693	384,151
2.01.03.03	Municipal Tax Obligations	3,837	4,065
2.01.03.03.01	Others Municipal	3,837	4,065
2.01.04	Loans and financing	3,287,016	3,640,314
2.01.04.01	Loans and financing	2,270,776	2,949,922
2.01.04.01.01	Brazilian currency	920,326	1,287,278
2.01.04.01.02	Foreign Currency	1,350,450	1,662,644
2.01.04.02	Debentures	1,016,240	690,392
2.01.04.02.01	Debentures	787,842	458,165
2.01.04.02.02	Interest on debentures	228,398	232,227
2.01.05	Other liabilities	1,498,354	1,990,083
2.01.05.02	Others	1,498,354	1,990,083
2.01.05.02.01	Dividends and interest on capital payable	222,937	221,855
2.01.05.02.04	Derivatives	48,536	981
2.01.05.02.05	Sector financial liability	42,510	-
2.01.05.02.06	Public utility	9,941	9,457
2.01.05.02.07	Other payable	850,851	904,971
2.01.05.02.08	Regulatory charges	319,311	852,017
2.01.05.02.09	Post-employment benefit obligation	4,268	802
2.02	Noncurrent liabilities	20,423,625	20,877,460
2.02.01	Loans and financing	16,748,008	18,092,904
2.02.01.01	Loans and financing	11,102,484	11,712,865
2.02.01.01.01	Brazilian currency	6,455,890	6,438,701
2.02.01.01.02	Foreign Currency	4,646,594	5,274,164
2.02.01.02	Debentures	5,645,524	6,380,039
2.02.01.02.01	Debentures	5,622,996	6,363,553
2.02.01.02.02	Interest on debentures	22,528	16,486
2.02.02	Other payable	1,694,577	782,427
2.02.02.02	Other	1,694,577	782,427
2.02.02.02.03	Trade payables	633	633
2.02.02.02.04	Post-employment benefit obligation	861,304	474,318
2.02.02.02.05	Derivatives	83,031	33,205
2.02.02.02.06	Sector financial liability	473,099	-
2.02.02.02.07	Public utility	86,152	83,124
2.02.02.02.08	Other payable	190,358	191,147
2.02.03	Deferred taxes	1,363,006	1,432,594
2.02.03.01	Deferred Income tax and Social Contribution	1,363,006	1,432,594
2.02.04	Provisions	618,034	569,535
2.02.04.01	Civil, Labor, Social and Tax Provisions	618,034	569,535
2.02.04.01.01	Tax Provisions	245,909	184,362
2.02.04.01.02	Labor and pension provisions	146,571	171,990
2.02.04.01.04	Civil provisions	199,243	194,530
2.02.04.01.05	Others	26,311	18,653
2.03	Shareholders´ equity - consolidated	10,183,966	10,130,138
2.03.01	Capital	5,741,284	5,348,312
2.03.02	Capital reserves	468,082	468,082
2.03.04	Profit reserves	1,388,864	1,672,481
2.03.04.01	Legal reserves	694,058	694,058
2.03.04.02	Statutory reserve	694,806	978,423
2.03.05	Retained earnings	436,476	-
2.03.08	Other comprehensive income	(231,958)	185,321
2.03.09	Shareholders Non-controlling interest	2,381,218	2,455,942

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

Consolidated Financial Statements

Statement of income

(in thousands of Brazilian reais – R$)

Code	Description	Current Year - Second Quarter	YTD Current Year	Previous Year - Second Quarter	YTD Previous Year
		04/01/2016 to 06/30/2016	01/01/2016 to 06/30/2016	04/01/2015 to 06/30/2015	01/01/2015 to 06/30/2015
3.01	Net Operating revenues	4,416,082	8,665,472	5,162,549	10,452,617
3.02	Cost of electric energy services	(3,475,976)	(6,745,768)	(4,365,436)	(8,642,051)
3.02.01	Cost of electric energy	(2,664,546)	(5,192,567)	(3,611,688)	(7,209,539)
3.02.02	Operating cost	(536,398)	(1,060,632)	(468,623)	(916,725)
3.02.03	Services rendered to third parties	(275,032)	(492,569)	(285,125)	(515,787)
3.03	Gross Operating income	940,106	1,919,704	797,113	1,810,566
3.04	Gross Operating income (expense)	(350,626)	(690,948)	(429,287)	(784,761)
3.04.01	Sales expenses	(136,739)	(264,096)	(129,177)	(235,396)
3.04.02	General and administrative	(210,219)	(415,128)	(256,570)	(434,710)
3.04.05	Others	(72,306)	(143,842)	(107,797)	(196,036)
3.04.06	Equity income	68,638	132,118	64,257	81,381
3.05	Income before financial income and taxes	589,480	1,228,756	367,826	1,025,805
3.06	Financial income / expense	(199,315)	(430,963)	(186,758)	(553,487)
3.06.01	Financial income	401,522	806,370	329,493	616,567
3.06.02	Financial expense	(600,837)	(1,237,333)	(516,251)	(1,170,054)
3.07	Income before taxes	390,165	797,793	181,068	472,318
3.08	Income tax and social contribution	(150,030)	(325,212)	(90,828)	(239,768)
3.08.01	Current	(266,721)	(551,798)	(84,338)	(198,655)
3.08.02	Deferred	116,691	226,586	(6,490)	(41,113)
3.09	Net income from continuing operations	240,135	472,581	90,240	232,550
3.11	Net income	240,135	472,581	90,240	232,550
3.11.01	Net income attributable to controlling shareholders	259,811	531,159	124,180	293,150
3.11.02	Net income attributable to noncontrolling shareholders	(19,676)	(58,578)	(33,940)	(60,600)

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

Consolidated Financial Statements

Statement of Comprehensive Income

(in thousands of Brazilian reais – R$)

Code	Description	Current Year - Second Quarter	YTD Current Year	Previous Year - Second Quarter	YTD Previous Year
		04/01/2016 to 06/30/2016	01/01/2016 to 06/30/2016	04/01/2015 to 06/30/2015	01/01/2015 to 06/30/2015
4.01	Consolidated profit for the period	240,135	472,581	90,240	232,550
4.02	Other comprehensive income	(403,036)	(404,363)	-	-
4.02.01	Actuarial gains (losses), net of tax effects	(403,036)	(404,363)	-	-
4.03	Consolidated comprehensive income	(162,901)	68,218	90,240	232,550
4.03.01	Comprehensive income attributable to controlling shareholders	(143,225)	126,797	124,180	293,150
4.03.02	Comprehensive income attributable to non controlling shareholders	(19,676)	(58,579)	(33,940)	(60,600)

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

Consolidated Financial Statements

Statement of Cash Flows – Indirect Method

(in thousands of Brazilian reais – R$)

Code	Description	YTD Current Year 01/01/2016 to 06/30/2016	YTD previous year 01/01/2015 to 06/30/2015
6.01	Net cash from operating activities	1,611,666	169,115
6.01.01	Cash generated from operations	2,406,604	2,194,376
6.01.01.01	Net income, including income tax and social contribution	797,793	472,318
6.01.01.02	Depreciation and amortization	620,002	638,300
6.01.01.03	Reserve for tax, civil, labor and environmental risks	139,095	139,524
6.01.01.04	Allowance for doubtful accounts	95,865	62,466
6.01.01.05	Interest and monetary and exchange restatement	848,205	902,089
6.01.01.06	Private pension plan	27,825	32,689
6.01.01.07	Equity income	(132,118)	(81,381)
6.01.01.08	Loss (gain) on disposal of noncurrent assets	19,982	27,466
6.01.01.09	Deferred taxes - PIS and COFINS	(9,715)	3,368
6.01.01.10	Other	(330)	(2,463)
6.01.02	Variation on assets and liabilities	(794,938)	(2,025,261)
6.01.02.01	Consumers, Concessionaires and Licensees	(366,295)	(1,205,959)
6.01.02.02	Dividend and interest on shareholders’ equity received	75,161	16,517
6.01.02.03	Recoverable Taxes	(26,185)	27,943
6.01.02.04	Escrow deposits	749,422	17,200
6.01.02.05	Sector financial asset	1,588,088	(663,333)
6.01.02.06	Receivables - amounts from the Energy Development Account - CDE	229,359	(182,563)
6.01.02.07	Concession financial asset (transmission)	(11,754)	(27,707)
6.01.02.08	Other operating assets	45,543	(5,661)
6.01.02.09	Trade payables	(1,473,207)	(107,234)
6.01.02.10	Other taxes and social contributions	(94,018)	175,330
6.01.02.11	Other liabilities with post-employment benefit obligation	(41,737)	(67,463)
6.01.02.12	Regulatory charges	(532,706)	894,282
6.01.02.13	Tax, civil and labor risks paid	(120,162)	(78,382)
6.01.02.14	Sector financial liability	276,163	(22,434)
6.01.02.15	Resources provided by the CDE - payable	(29,505)	52,247
6.01.02.16	Other operating liabilities	101,863	104,889
6.01.02.17	Interest paid on debts and debentures	(801,508)	(764,585)
6.01.02.18	Income tax and social contribution paid	(363,460)	(188,348)
6.02	Net cash in investing activities	(963,569)	(793,363)
6.02.01	Purchases of property, plant and equipment	(517,272)	(287,750)
6.02.02	Securities, pledges and restricted deposits	(59,631)	(99,378)
6.02.04	Purchases of intangible assets	(432,454)	(425,060)
6.02.05	Sale of noncurrent assets	789	8,268
6.02.08	Loans to subsidiaries and associates	44,999	103
6.02.11	Sale of interest in investees	-	10,454
6.03	Net cash in financing activities	(866,116)	(29,477)
6.03.01	Borrowings and debentures obtained	1,364,314	3,518,023
6.03.02	Borrowings and debentures paid	(2,199,250)	(3,515,017)
6.03.03	Payments of dividend and interest on shareholders’ equity	(14,989)	(425)
6.03.05	Business combination payment	(16,191)	(32,058)
6.05	Increase (decrease) in cash and cash equivalents	(218,019)	(653,725)
6.05.01	Cash and cash equivalents at beginning of period	5,682,802	4,357,455
6.05.02	Cash and cash equivalents at end of period	5,464,783	3,703,730

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

Consolidated Financial Statements

Statement of Changes in Equity – from January 1, 2016 to June 30, 2016

(in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total	Noncontrolling Shareholders’ Equity	Consolidated Shareholders’ Equity
5.01	Opening balance	5,348,312	468,082	1,672,481	-	185,320	7,674,195	2,455,943	10,130,138
5.03	Adjusted opening balances	5,348,312	468,082	1,672,481	-	185,320	7,674,195	2,455,943	10,130,138
5.04	Capital transactions within shareholders	392,972	-	(392,972)	1,756	-	1,756	(16,114)	(14,358)
5.04.01	Capital increase	392,972	-	(392,972)	-	-	-	-	-
5.04.09	Dividend proposal approved	-	-	-	-	-	-	(16,114)	(16,114)
5.04.10	Prescribed dividend	-	-	-	1,756	-	1,756	-	1,756
5.05	Total comprehensive income	-	-	-	531,160	(404,364)	126,796	(58,578)	68,218
5.05.01	Net income for the period	-	-	-	531,160	-	531,160	(58,578)	472,581
5.05.02	Other comprehensive income	-	-	-	-	(404,364)	(404,364)	-	(404,363)
5.06	Internal changes of shareholders equity	-	-	109,356	(96,440)	(12,916)	-	(32)	(32)
5.06.04	Changes in statutory reserve in the period	-	-	-	-	-	-	(32)	(32)
5.06.06	Realization of deemed cost of property, plant and equipment	-	-	-	19,570	(19,570)	-	-	-
5.06.07	Tax on realization of deemed cost	-	-	-	(6,654)	6,654	-	-	-
5.06.08	Changes in statutory reserve in the period	-	-	109,356	(109,356)	-	-	-	-
5.07	Ending balance	5,741,284	468,082	1,388,865	436,476	(231,960)	7,802,747	2,381,219	10,183,966

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

Consolidated Financial Statements

Statement of Changes in Equity – from January 1, 2015 to June 30, 2015

(in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income		Noncontrolling Shareholders’ Equity	Consolidated Shareholders’ Equity
							Shareholders´ equity
5.01	Opening balance	4,793,424	468,082	1,536,136	-	145,893	6,943,535	2,453,794	9,397,329
5.03	Adjusted opening balance	4,793,424	468,082	1,536,136	-	145,893	6,943,535	2,453,794	9,397,329
5.04	Capital transactions within shareholders	554,888	-	- 554,888	3,134	-	3,134	2,070	5,204
5.04.01	Capital increase	554,888	-	- 554,888	-	-	-	-	-
5.04.09	Dividend proposal approved	-	-	-	-	-	-	2,070	2,070
5.04.10	Prescribed dividend	-	-	-	3,134	-	3,134	-	3,134
5.05	Total comprehensive income	-	-	-	293,150	-	293,150	- 60,600	232,550
5.05.01	Net income	-	-	-	293,150	-	293,150	- 60,600	232,550
5.06	Internal changes of shareholders equity	-	-	88,447	- 75,260	- 13,187	-	- 7	- 7
5.06.04	Other changes in non-controlling shareholders	-	-	-	-	-	-	- 7	- 7
5.06.06	Realization of deemed cost of property, plant and equipment	-	-	-	19,980	- 19,980	-	-	-
5.06.07	Tax on realization of deemed cost	-	-	-	- 6,793	6,793	-	-	-
5.06.08	Changes in statutory reserve in the period	-	-	88,447	- 88,447	-	-	-	-
5.07	Ending balance	5,348,312	468,082	1,069,695	221,024	132,706	7,239,819	2,395,257	9,635,076

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

Consolidated Interim Financial Statements

Statement of Value Added

(in thousands of Brazilian reais – R$)

Code	Description	Current Year 01/01/2016 to 06/30/2016	Previous Year 01/01/2015 to 06/30/2015
7.01	Revenues	15,115,473	16,920,299
7.01.01	Sales of goods, products and services	14,168,173	16,173,168
7.01.02	Other revenue	491,850	515,720
7.01.02.01	Revenue from construction of infrastructure distribution	491,850	515,720
7.01.03	Revenues related to the construction of own assets	551,315	293,875
7.01.04	Allowance for doubtful accounts	(95,865)	(62,464)
7.02	Inputs	(7,394,280)	(9,393,739)
7.02.01	Cost of sales	(5,767,084)	(7,981,950)
7.02.02	Material-Energy-Outsourced services-Other	(1,350,063)	(1,108,044)
7.02.04	Other	(277,133)	(303,745)
7.03	Gross added value	7,721,193	7,526,560
7.04	Retentions	(621,316)	(639,067)
7.04.01	Depreciation and amortization	(497,409)	(470,375)
7.04.02	Other	(123,907)	(168,692)
7.04.02.01	Intangible concession asset - amortization	(123,907)	(168,692)
7.05	Net added value generated	7,099,877	6,887,493
7.06	Added value received in transfer	969,569	706,255
7.06.01	Equity in subsidiaries	132,118	81,381
7.06.02	Financial income	837,451	624,874
7.07	Added Value to be Distributed	8,069,446	7,593,748
7.08	Distribution of Added Value	8,069,446	7,593,748
7.08.01	Personnel	488,074	447,113
7.08.01.01	Direct Remuneration	302,238	276,893
7.08.01.02	Benefits	159,835	147,992
7.08.01.03	Government severance indemnity fund for employees- F.G.T.S.	26,001	22,228
7.08.02	Taxes, Fees and Contributions	5,795,525	5,723,017
7.08.02.01	Federal	3,269,069	3,479,544
7.08.02.02	State	2,518,112	2,236,606
7.08.02.03	Municipal	8,344	6,867
7.08.03	Remuneration on third parties’ capital	1,313,266	1,191,068
7.08.03.01	Interest	1,283,562	1,164,734
7.08.03.02	Rental	29,704	26,334
7.08.04	Remuneration on own capital	472,581	232,550
7.08.04.03	Retained Earnings / Loss for the Period	472,581	232,550

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

COMMENTS ON THE INDIVIDUAL PERFORMANCE

The comments on performance are expressed in thousands of Brazilian reais, unless otherwise indicated.

Analysis of Results

CPFL Energia (Parent Company)

The increase in net income in the quarter was R$ 135,631, compared with the same quarter of 2015 (R$ 259,811 in 2016 and R$ 124,180in 2015), primarily due to an increase in the equity income.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

 COMMENTS ON CONSOLIDATED PERFORMANCE

	Consolidated
	2nd Quarter			1st Semester
	2016	2015	%	2016	2015	%
Operating revenues	7,161,756	9,053,011	-20.9%	14,660,022	16,688,888	-12.2%
Electricity sales to final consumers (*)	5,844,986	5,945,120	-1.7%	12,308,064	11,211,844	9.8%
Electricity sales to wholesaler´s	639,961	1,062,761	-39.8%	1,388,217	1,919,223	-27.7%
Revenue from construction of concession infrastructure	274,716	284,912	-3.6%	491,850	515,720	-4.6%
Other operating revenues (*)	864,071	864,647	-0.1%	1,666,123	1,457,947	14.3%
Sector financial asset and liability	(461,979)	895,571	-151.6%	(1,194,232)	1,584,155	-175.4%
Deductions from operating revenues	(2,745,673)	(3,890,462)	-29.4%	(5,994,551)	(6,236,271)	-3.9%
Net operating revenue	4,416,082	5,162,549	-14.5%	8,665,472	10,452,617	-17.1%
Cost of eletric energy	(2,664,546)	(3,611,688)	-26.2%	(5,192,567)	(7,209,539)	-28.0%
Electricity purchased for resale	(2,313,621)	(3,311,561)	-30.1%	(4,479,553)	(6,515,492)	-31.2%
Electricity network usage charges	(350,926)	(300,127)	16.9%	(713,014)	(694,047)	2.7%
Operating cost/expense	(1,230,694)	(1,247,292)	-1.3%	(2,376,267)	(2,298,654)	3.4%
Personnel	(267,200)	(236,425)	13.0%	(512,167)	(461,458)	11.0%
Employee pension plans	(13,913)	(16,344)	-14.9%	(27,825)	(32,689)	-14.9%
Materials	(39,271)	(34,946)	12.4%	(79,056)	(67,126)	17.8%
Outside services	(157,568)	(134,154)	17.5%	(306,789)	(270,019)	13.6%
Depreciation and amortization	(250,014)	(240,375)	4.0%	(496,095)	(469,607)	5.6%
Intangible of concession amortization	(62,020)	(83,992)	-26.2%	(123,907)	(168,693)	-26.5%
Costs related to infrastructure construction	(274,491)	(284,540)	-3.5%	(491,527)	(514,718)	-4.5%
Other	(166,217)	(216,515)	-23.2%	(338,902)	(314,342)	7.8%
Income from electric energy service	520,842	303,569	71.6%	1,096,638	944,423	16.1%
Financial income (expense)	(199,315)	(186,758)	6.7%	(430,963)	(553,487)	-22.1%
Income	401,522	329,493	21.9%	806,370	616,567	30.8%
Expense	(600,837)	(516,251)	16.4%	(1,237,333)	(1,170,054)	5.8%
Interest in subsidiaries, associates and joint ventures	68,638	64,257	6.8%	132,118	81,381	62.3%
Income before taxes	390,164	181,068	115.5%	797,793	472,318	68.9%
Social Contribution	(42,502)	(23,172)	83.4%	(89,668)	(64,635)	38.7%
Income Tax	(107,528)	(67,656)	58.9%	(235,544)	(175,133)	34.5%
Net income	240,135	90,240	166.1%	472,581	232,550	103.2%

Net income attributable to the shareholders of the company	259,814	124,180	109.2%	531,160	293,150	81.2%
Net income/(loss) attributable to the non controlling interests	19,674	(33,940)	-158.0%	(58,578)	(60,600)	-3.3%

EBITDA	901,659	692,477	30.2%	1,849,047	1,664,673	11.1%

(*) The reclassification of revenue from network usage charge - TUSD was not taken into acount in presentation of the comments on consolidated perfomance.

Net income for the period and EBITDA reconciliation
Net income	240,135	90,240		472,581	232,550
Depreciation and amortization	312,034	324,367		620,002	638,301
Amortization of value-added of assets	145	284		290	568
Financial income (expense)	199,315	186,758		430,963	553,487
Social contribution	42,502	23,172		89,668	64,635
Income tax	107,528	67,656		235,544	175,133
EBITDA	901,659	692,477		1,849,047	1,664,673

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

 Gross Operating Revenue

The Gross Operating Revenue in the 2nd quarter of 2016 was R$ 7,161,756, drop of 20.9% (R$ 1,891,256) compared with the same quarter of the previous year.

The main factors in this change were:

•         Decrease of 1.7% (R$ 100,134) in the supply of electric energy, due to a decrease of 6.6% (R$ 415,544) in the average tariffs charged mainly as a result of the reduction in billing for tariff flags, which were largely "red" in the second quarter of 2015.  This effect was partially offset by (i) annual tariff adjustments, (ii) extraordinary tariff adjustment, and (iii) increase of 5.3% in the volume of energy sold (R$ 315,410);

•       Decrease of 39.8% (R$ 422,799) in the energy supplied, caused mainly by:

o    Decrease of 106.4% (R$ 443,216) in sales of current electric energy in the Electric Energy Commercialization Chamber (“CCEE”), due to the drop in the volume of energy traded in the spot market e and re-accounting for CCEE transactions in prior.

o    Increase of 1.2% (R$ 6,100) in sales to other concessionaires and licensees, mainly due to an increase of 11.4% (R$ 59,530) in the volume sold partially offset by a drop of 9.1% (R$ 53,430) in the average price.

o    Increase of 11.7% (R$ 14,317) for Furnas due the price increase.

•         Decrease of 151.6% (R$ 1,357,550) in sector financial assets and liabilities, mainly due to recognition of a sector financial liability in the 2nd quarter of 2016, as a result of the reduction in energy costs, CDE, Itaipu on lending and Overcontracting and an increase in amortization expense for the approved assets and liabilities.

Quantity of Energy Sold

In the 2nd quarter of 2016, 0.4% more energy was billed to captive consumers, including other licensees, than in the same quarter of the previous year.

The residential category, representing 39.5% of the total market supplied by the distributors, reported an increase of 4.2% in the 2nd quarter of 2016 in relation to the same period of the previous year. Besides the accumulated reduction of 4.2% in income levels in 12 months (May 2016), together with the possible effects of the decrease in consumption by customers due to the tariff increases from the 2nd quarter of 2015, the positive result is due to the natural growth of around 2.0% and the temperature in the quarter, which was more extreme than in the same period of the previous year.

The commercial category, which accounts for 21.5% of the total market supplied by the distributors, reported an increase of 0.4% in the 2nd quarter of 2016 in relation to the same period of the previous year. The result includes reclassification of the common areas of residential condominiums as commercial category, pursuant to Resolution 414/2010. Excluding the commercial category's performance, the effect would be a drop of 0.2%. In spite of the low basis, resulting from the possible effects of the decrease in consumption by customers due to the tariff increases perceived by customers from the second quarter of 2015, the performance of the main indexes, such as income levels and retail sales, with accumulated 12-month decreases of 4.2% and 6.1%, respectively, and consumer confidence, the result indicates a potential stabilization of the consumption level.

The industrial category, which accounts for 18.1% of the total market supplied by the distributors, reported a drop of 9.8% in the 2nd quarter of 2016 in relation to the same period of the previous year, as a direct consequence of the poor results of industrial activity in Brazil, which fell by 9.5%, year-to-date (May 2016). In spite of the decline in industrial production, CPFL Brasil's sales to customers in this category increased 13.7%, compared with the same period of the previous year. This performance reflects the marketing company's strategy of boosting energy sales to free and special consumers at a time when price conditions favor the migration of customers to the free market.

The other consumption categories (rural, public authorities, public lighting, utilities and licensees) accounted for 20.9% of the total market supplied by the distributors. These categories reported an increase of 3.5% in the 2nd quarter of 2016, compared with the same period of the previous year. The result is due to the increase in consumption by the following categories: (i) rural, due to low rainfall in the period, resulting in more irrigation in the rural area, and (ii) Licensees, mainly serving residential consumers, and (iii) public authorities.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

The amount of energy sold and transported in the concession area dropped by 2.0% in comparison with the same period of the previous year, with impacts on both the supply billed (captive market) and collection of TUSD (free market). The variation per category is an increase of 4.2% in the residential, 1.0% in the commercial, drop of 9.3% in the industrial and an increase 3.7% in the other consumption categories.

Tariffs

In the 2nd quarter of 2016 the supply tariffs increased by an average of 6.6%. This was largely due to the effect of the distributors' annual tariff adjustment and periodic tariff review, as follows:

	Periodic tariff review ("RTP") and Annual tariff adjustment ("RTA")
		2016		2015
Distributor	Month	RTA / RTP	Average effect perceived by consumers (a)	RTA / RTP	Average effect perceived by consumers (a)
CPFL Paulista	April (b)	9.89%	7.55%	41.45%	4.67% (c)
CPFL Piratininga	October	(b)	(b)	56.29%	21.11% (c)
RGE	June	-1.48%	-7.51%	33.48%	-3.76% (c)
CPFL Santa Cruz	March	22.51%	7.15%	34.68%	27.96%
CPFL Leste Paulista	March	21.04%	13.32%	20.80%	24.89%
CPFL Jaguari	March	29.46%	13.25%	38.46%	45.70%
CPFL Sul Paulista	March	24.35%	12.82%	24.88%	28.38%
CPFL Mococa	March	16.57%	9.02%	23.34%	29.28%

a.     Represents the average effect perceived by consumers, as a result of elimination from the tariff base of financial components added in the annual adjustment for the previous year (Information not reviewed by the independent auditors).

b.     The related annual tariff increases for 2016 have not yet been made

c.     Perception of consumers in comparison to the extraordinary tariff review of March 2015

Deductions from Operating Revenue

Deductions from Operating Revenue in the 2nd quarter of 2016 amounted to R$ 2,745,673, decrease of 29.4% (R$ 1,144,789) on the same quarter of 2015, largely due to:

•         Reduction of 21.0% (R$ 165,103) in PIS and COFINS, largely due to the decrease in the calculation base for these taxes (energy provision, energy supply, sector assets and liabilities and other income);

•       Decrease of 1.6% (R$ 19,236) in ICMS, largely as a result of the decrease in the supply billed;

•       Decrease of 50.8% (R$ 960,943) in sector charges, mainly caused by a decrease in the (i) accounting of the effects of the tariff flag and others (R$ 657,868) and (ii) Energy Development Account - CDE (R$ 305,302).

Cost of Electric Energy

The cost of electric energy in the quarter totaled R$ 2,664,546, drop puff 26.2% (R$ 947,142) on the same period of the previous year, mainly due to:

•       Decrease of 30.1% (R$ 997,940) in electric energy purchased for resale, due to:

o   drop of 32.7% (R$ 876,232) in the average price due to the reduction in the settlement price (“PLD”);

o   decrease in the effect of the difference between the energy generated and the physical guarantee (GSF - Generation Scaling Factor), valued at the settlement price “PLD” of Ceran, CPFL  Renováveis and Jaguari Geração (R$ 67,206);

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

o   decrease of 24.3% (R$ 161,640) in energy purchased from Itaipu, mainly due to a drop in the tariff; partially offset by

o   increase of  3.3% (R$ 85,471) in energy purchased; and

o   increase of R$ 21,667 in cost due to the decrease in gains from the strategy of seasonality of the physical guarantee.

•         Increase of 16.9% (R$ 50,799) in transmission and distribution network usage charges, mainly due to an increase of R$ 70,829 in Reserve Energy Charges, partially offset by a  decrease of R$ 18,376 in Basic network charges.

Costs and Expenses

Not considering the costs related to infrastructure construction, operating costs and expenses in the quarter amounted to R$ 956,203, down 0.7% (R$ 6,551) on the same period of the previous year. This was mainly due to:

•         Personnel: increase of 13% (R$ 30,773), mainly due to the effects of the collective agreement and increase in the workforce;

•         Material: increase of 12.4% (R$ 4,325) mainly as a result of replacement of line and grid maintenance materials;

•         Third party services: increase of  17.5% (R$ 23,414), mainly for (i) maintenance of the electrical system, machinery and equipment (R$ 11,500), (ii) readout/invoice delivery (R$ 4,145), (iii) tree trimming (R$ 3,691) and (iv) recovery of default losses (R$ 2,340);

•         Depreciation and Amortization: an increase of 4.0% (R$ 9,639), mainly due to (i) increase of R$ 5,628 for the subsidiary CPFL Renováveis mainly due to the  companies that started operations in the period and (ii) increase of R$ 2,936 in amortization of intangible distribution infrastructure asset, mainly due to additions to the intangible assets base in the period;

•         Intangible of concession amortization: decrease of 26.2% (R$ 21,972) mainly due to (i) discontinuance of the concessions of the subsidiaries CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa, and (ii) the change to the straight-line method of the amortization criterion for the remaining term of the concessions, from January 1, 2016, in compliance with IAS 16/CPC 27 and IAS 38/CPC 04 (R1);

•         Other Expenses: decrease of 23.2% (R$ 50,298), mainly due to the decrease in legal and judicial (R$ 70,379), partially offset by an increase in (i) allowance for doubtful accounts expenses (R$ 8,626) and (ii) fine for financial ratios and rates (R$ 6,149).

Financial Income (Expense)

The Net Financial Expense in the quarter was R$ 199,315, compared with R$ 186,758 in the same period of 2015, increase of 6.7% (R$ 12,557) in net expense. This variation is mainly due to:

•         Increase of 21.9% (R$ 72,029) in financial income, mainly due to increase of (i) income from financial investments (R$ 68,687), (ii) gain with the mark to market of derivatives (zero cost collar)  (R$ 31,845), (iii) adjustment for inflation of tax credits (R$ 9,740) and (iv) late payment interest and fines (R$ 7,363)  partially offset by decreases in (i) adjustments to the sector financial asset (R$ 26,051) and (ii) adjustment of expected cash flow from the financial asset of concession (R$ 10,316).

•         Increase of 16.4% (R$ 84,586) in financial expense, mainly due to increase in (i) debt charges and adjustment for inflation and exchange rate change resulting from the increase in the indexes (R$ 108,199) and (ii) adjustments to the sector financial liability (R$ 16,153), partially offset by (iii) decrease in the exchange variation on energy purchased from Itaipu (R$ 15,176), and (iv) increase in capitalized interest (R$ 13,775).

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

Interest in subsidiaries, associates and joint ventures

Changes in consolidated equity income relate to income from equity in joint ventures, as shown below:

	2nd quarter 2016	2nd quarter 2015
Epasa	17,696	32,836
Baesa	1,014	2,693
Enercan	30,376	18,325
Chapecoense	19,697	10,687
Amortization of value-added of assets	(145)	(284)
Total	68,638	64,257

•         Epasa: decrease of  R$ 15,140, largely due to (i) the reduction in energy supply revenue due to the drop in energy generation as a result of ONS decisions, and a reduction in variable income due to a drop in the cost of fuel oil purchases (R$ 51,293); (ii) a decrease in fuel oil purchases due to lower energy generation and the drop in price (R$ 30,384).

•         Chapecoense/Enercan: increase of R$ 21,061, largely due to a drop in the cost of energy purchased resulting from reductions of the GSF factor, and mainly in the PLD price (R$ 15,944).

Social Contribution and Income Tax

Taxes on income in the 2nd quarter of 2016 were R$ 150,029, increase of 65.2% (R$ 59,201) in relation to the expense and recorded in the same quarter of 2015, primarily due to the effects of changes in income before taxes.

Net Income and EBITDA

As a result of the above factors, net income for the quarter was R$ 240,135, 166.1% (R$ 149,895) higher than the same period of 2015.

EBITDA (net income excluding the effects of depreciation, amortization, financial income (expense), social contribution and income tax) for the 2nd quarter of 2016 was R$ 901,659, or 30.2% (R$ 209,182) higher than the same quarter of 2015.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

COMMENTS ON THE PERFORMANCE OF SUBSIDIARIES/ASSOCIATES

Subsidiary/Associate: Companhia Paulista de Força e Luz - CPFL

The subsidiary Companhia Paulista de Força e Luz - CPFL is a publicly quoted corporation, and its individual comments on performance are provided in its Interim Financial Statements - ITR, at June 30, 2016, filed with the CVM – Comissão de Valores Mobiliários.

Subsidiary/Associate: CPFL Geração de Energia S.A.

The subsidiary CPFL Geração de Energia S/A is a publicly quoted corporation, and its individual and consolidated comments on performance are provided in its Interim Financial Statements - ITR, at June 30, 2016, filed with the CVM – Comissão de Valores Mobiliários.

Subsidiary/Associate: Companhia Piratininga de Força e Luz

The subsidiary Companhia Piratininga de Força e Luz is a publicly quoted corporation, and its individual comments on performance are provided in its Interim Financial Statements - ITR, at June 30, 2016, filed with the CVM – Comissão de Valores Mobiliários.

Subsidiary/Associate: Rio Grande Energia S.A.

The subsidiary Rio Grande Energia S/A is a publicly quoted corporation, and its individual comments on performance are provided in its Interim Financial Statements - ITR, at June 30, 2016, filed with the CVM – Comissão de Valores Mobiliários.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

Subsidiary/Associate: CPFL Comercialização Brasil S.A.

	Consolidated
	2nd Quarter			1st Semester
	2016	2015	%	2016	2015	%
Operating revenues	549,112	505,252	8.7%	1,037,500	980,906	5.8%
Electricity sales to final consumers	338,601	284,169	19.2%	654,370	560,424	16.8%
Electricity sales to wholesaler´s	184,058	221,075	-16.7%	356,647	420,473	-15.2%
Other operating revenues	26,453	8	323606.5%	26,482	8	323972.0%
Deductions from operating revenues	(64,157)	(59,011)	8.7%	(121,443)	(120,601)	0.7%
Net operating revenue	484,955	446,240	8.7%	916,056	860,305	6.5%
Cost of eletric energy	(443,022)	(394,133)	12.4%	(849,139)	(780,199)	8.8%
Electricity purchased for resale	(443,022)	(394,133)	12.4%	(849,140)	(780,198)	8.8%
Operating cost/expense	(11,780)	(9,572)	23.1%	(21,457)	(19,208)	11.7%
Personnel	(7,261)	(5,970)	21.6%	(12,752)	(11,545)	10.5%
Materials	(65)	(49)	33.6%	(126)	(90)	40.2%
Outside services	(1,679)	(1,369)	22.6%	(3,203)	(2,883)	11.1%
Depreciation and amortization	(960)	(1,214)	-20.9%	(1,929)	(2,362)	-18.4%
Other	(1,816)	(970)	87.2%	(3,447)	(2,329)	48.0%
Income from electric energy service	30,153	42,535	-29.1%	45,461	60,898	-25.3%
Financial income (expense)	2,122	(763)	-378.0%	3,477	3,764	-7.6%
Income	8,169	8,583	-4.8%	17,824	20,666	-13.7%
Expense	(6,047)	(9,346)	-35.3%	(14,347)	(16,902)	-15.1%
Income before taxes	32,275	41,772	-22.7%	48,938	64,662	-24.3%
Social contribution	(2,755)	(3,613)	-23.7%	(4,255)	(5,693)	-25.3%
Income tax	(7,629)	(10,050)	-24.1%	(11,766)	(15,910)	-26.0%
Net income	21,891	28,109	-22.1%	32,916	43,059	-23.6%

EBITDA	31,113	43,749	-28.9%	47,389	63,260	-25.1%

Net income for the period and EBITDA (*) reconciliation
Net income	21,891	28,109		32,916	43,059
Depreciation and amortization	960	1,214		1,929	2,362
Financial income (expense)	(2,122)	763		(3,477)	(3,764)
Social contribution	2,755	3,613		4,255	5,693
Income tax	7,629	10,050		11,766	15,910
EBITDA	31,113	43,749		47,389	63,260

(*) Information not reviewed by the independent auditors

Gross Operating Revenue

Gross Revenue for the 2nd quarter of 2016 was R$ 549,112, up R$ 43,860 (8.7%) in relation to the same quarter of 2015, mainly due to: (i) increase of 208 GWh (R$ 54,432) in the volume of energy sold to free customers, partially offset by (ii) a drop in sales through bilateral supply contracts (R$ 16,093) and (ii) a decrease in gains on CCEE transactions (R$ 21,210), largely due to the drop in the average price (R$ 23,009).

Cost of Electric Energy

The cost of electric energy in the 2nd quarter of 2016 was R$ 443,022, up R$ 48,889 (12.4%) on the same quarter of 2015, mainly due to: (i) bilateral agreements: increase in volume of purchases (514 GWh - R$ 82,104) with a drop of 5% (R$ 17,869) in the average price; and (ii) CCEE: a decrease in the volume of purchases (39 GWh – R$ 15,898).

Financial income (expense)

The finance income (expense) determined in the 2nd quarter of 2016 was finance income of R$ 2,122, a drop of R$ 2,885 in relation to the same quarter of 2015, mainly due to (i) settlement of debentures in the first quarter of 2016 (R$ 7,890), partially offset by (ii) interest on debts (R$ 1,343) and (iii) interest of intercompany loans (R$ 2,033).

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

Net Income for the period and EBITDA

Net income in the 2nd quarter of 2016 was R$ 21,891, down R$ 6,218 (22.1%) on the same quarter of 2015.

EBITDA (net Income before financial income (expense), income tax and social contribution, depreciation and amortization) for the 2nd quarter of 2016 was R$ 31,113, decrease of 28.9% when compared with the same quarter of 2015 (R$ 43,749) (not reviewed by the independent auditors).

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

NOTES TO INTERIM FINANCIAL STATEMENTS

CPFL ENERGIA S.A.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR JUNE 30, 2016

(Amounts in thousands of Brazilian reais – R$, unless otherwise stated)

CPFL ENERGIA S.A.
Statement of Financial Position as of June 30, 2016 and December 31, 2015
(in thousands of Brazilian reais)

		Parent company		Consolidated
ASSETS	Note	June 30, 2016	December 31, 2015	June 30, 2016	December 31, 2015

CURRENT ASSETS
Cash and cash equivalents	5	872,166	424,192	5,464,783	5,682,802
Consumers, concessionaires and licensees	6	-	-	3,444,243	3,174,918
Dividends and interest on capital	12	214,418	1,227,590	13,424	91,392
Securities		-	-	22,183	23,633
Taxes recoverable	7	76,233	72,885	517,302	475,211
Derivatives	33	-	70,153	560,057	627,493
Sector financial asset	8	-	-	645,648	1,464,019
Concession financial asset	10	-	-	9,846	9,630
Other receivables	11	1,256	942	625,097	959,553
TOTAL CURRENT ASSETS		1,164,073	1,795,763	11,302,583	12,508,652

NONCURRENT ASSETS
Consumers, concessionaires and licensees	6	-	-	131,118	128,946
Associates, subsidiaries and parent company	31	100,146	2,814	44,532	84,265
Escrow Deposits	21	723	630	495,527	1,227,527
Taxes recoverable	7	-	-	160,071	167,159
Sector financial assets	8	-	-	-	489,945
Derivatives	33	-	-	686,282	1,651,260
Deferred tax assets	9	168,369	140,389	495,045	334,886
Advance for future capital increase	12	16,020	52,680	-	-
Concession financial asset	10	-	-	4,002,959	3,597,474
Investments at cost		-	-	116,654	116,654
Other receivables	11	14,569	14,919	657,087	594,519
Investments	12	6,850,886	6,940,036	1,384,239	1,247,631
Property, plant and equipment	13	1,265	1,215	9,453,342	9,173,217
Intangible assets	14	24	24	9,020,793	9,210,338
TOTAL NONCURRENT ASSETS		7,152,002	7,152,706	26,647,651	28,023,819

TOTAL ASSETS		8,316,075	8,948,469	37,950,234	40,532,471

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

CPFL ENERGIA S.A.
Statement of Financial Position as of June 30, 2016 and December 31, 2015
(in thousands of Brazilian reais)
		Parent company		Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	Note	June 30, 2016	December 31, 2015	June 30, 2016	December 31, 2015

CURRENT LIABILITIES
Trade payables	15	675	1,157	1,688,003	3,161,210
Interest on debts	16	3,891	38,057	89,789	118,267
Interest on debentures	17	-	-	228,398	232,227
Borrowings	16	162,896	935,196	2,180,986	2,831,654
Debentures	17	-	-	787,842	458,165
Private pension plan	18	-	-	4,268	802
Regulatory charges	19	-	-	319,311	852,017
Taxes, fees and contributions	20	13,772	747	746,067	653,342
Dividends and interest on capital payable	24	210,710	212,531	222,937	221,855
Estimated payroll		-	-	123,203	79,924
Derivatives	33	43,303	981	48,536	981
Sector financial liability	8	-	-	42,510	-
Use of public asset	22	-	-	9,941	9,457
Other payables	23	19,369	18,041	850,851	904,971
TOTAL CURRENT LIABILITIES		454,616	1,206,708	7,342,643	9,524,873

NONCURRENT LIABILITIES
Trade payables	15	-	-	633	633
Interest on debts	16	-	-	155,296	120,659
Interest on debentures	17	-	-	22,528	16,487
Borrowings	16	-	-	10,947,188	11,592,206
Debentures	17	-	-	5,622,996	6,363,552
Private pension plan	18	-	-	861,304	474,318
Deferred tax liabilities	9	-	-	1,363,006	1,432,594
Provision for tax, civil and labor risks	21	860	1,635	618,034	569,534
Derivatives	33	-	-	83,031	33,205
Sector financial liability	8	-	-	473,100	-
Use of public asset	22	-	-	86,152	83,124
Provision for equity interest losses	12	28,233	33,969	-	-
Other payables	23	29,619	31,961	190,359	191,148
TOTAL NONCURRENT LIABILITIES		58,711	67,565	20,423,625	20,877,460

EQUITY	24
Issued capital		5,741,284	5,348,312	5,741,284	5,348,312
Capital reserves		468,082	468,082	468,082	468,082
Legal reserve		694,058	694,058	694,058	694,058
Statutory reserve - working capital improvement		-	392,972	-	392,972
Statutory reserve - concession financial asset		694,806	585,451	694,806	585,451
Accumulated comprehensive income		(231,958)	185,321	(231,958)	185,321
Retained earnings		436,476	-	436,476	-
		7,802,748	7,674,196	7,802,748	7,674,196
Equity attributable to noncontrolling interests		-	-	2,381,218	2,455,942
TOTAL EQUITY		7,802,748	7,674,196	10,183,966	10,130,138

TOTAL LIABILITIES AND EQUITY		8,316,075	8,948,469	37,950,234	40,532,471

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

CPFL ENERGIA S.A.
Statement of income for the periods ended on June 30, 2016 and 2015
(in thousands of Brazilian reais, except for earnings per share)
		Parent company				Consolidated
		2016		2015		2016		2015
	Note	2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester
Net operating revenue	26	-	1,713	1,156	1,156	4,416,082	8,665,472	5,162,549	10,452,617
Cost of electric energy services
Cost of electric energy	27	-	-	-	-	(2,664,546)	(5,192,567)	(3,611,688)	(7,209,539)
Operating cost	28	-	-	-	-	(536,398)	(1,060,632)	(468,623)	(916,725)
Services rendered to third parties	28	-	-	-	-	(275,032)	(492,568)	(285,125)	(515,787)

Gross operating income		-	1,713	1,156	1,156	940,106	1,919,705	797,113	1,810,566
Operating expenses	28
Sales expenses		-	-	-	-	(136,739)	(264,096)	(129,177)	(235,396)
General and administrative expenses		(12,898)	(20,942)	(7,297)	(15,261)	(210,219)	(415,128)	(256,570)	(434,710)
Other operating expense		-	-	-	-	(72,306)	(143,843)	(107,798)	(196,036)
Income from electric energy service		(12,898)	(19,229)	(6,141)	(14,105)	520,842	1,096,638	303,569	944,423

Equity in subsidiaries	12	264,976	546,811	148,643	339,919	68,638	132,118	64,257	81,381
Finance income (expense)	29
Income		27,225	36,386	7,195	25,576	401,522	806,370	329,493	616,567
Expense		(12,025)	(31,626)	(15,093)	(47,521)	(600,837)	(1,237,333)	(516,251)	(1,170,054)
		15,200	4,760	(7,898)	(21,946)	(199,315)	(430,963)	(186,758)	(553,487)
Income before taxes		267,278	532,342	134,605	303,869	390,164	797,793	181,068	472,318
Social contribution	9	(1,649)	318	(1,386)	(1,445)	(42,502)	(89,668)	(23,172)	(64,635)
Income tax	9	(5,818)	(1,500)	(9,039)	(9,274)	(107,528)	(235,544)	(67,656)	(175,133)
		(7,467)	(1,182)	(10,425)	(10,719)	(150,029)	(325,211)	(90,828)	(239,768)

Net income		259,811	531,160	124,180	293,150	240,135	472,581	90,240	232,550

Net income (loss) attributable to controlling shareholders						259,811	531,160	124,180	293,150
Net income (loss) attributable to noncontrolling shareholders						(19,676)	(58,578)	(33,940)	(60,600)
Earnings per share attributable to controlling shareholders - basic - R$	25	0.26	0.52	0.12	0.29	0.26	0.52	0.12	0.29
Earnings per share attributable to controlling shareholders - diluted - R$	25	0.26	0.52	0.12	0.29	0.26	0.52	0.12	0.29

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

CPFL Energia S.A.

Statement of comprehensive income for the periods ended on June 30, 2016 and 2015
(In thousands of Brazilian reais – R$)
	Parent company
	2016		2015
	2nd quarter	1st semester	2nd quarter	1st semester
Net income	259,811	531,160	124,180	293,150

Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:
Equity on comprehensive income of subsidiaries	(403,036)	(404,363)	-	-

Comprehensive income of the period- parent company	(143,225)	126,797	124,180	293,150

	Consolidated
	2016		2015
	2nd quarter	1st semester	2nd quarter	1st semester
Net income	240,135	472,581	90,240	232,550

Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:
- Actuarial gain/(loss)	(403,036)	(404,363)	-	-

Comprehensive income of the period - consolidated	(162,901)	68,218	90,240	232,550
Comprehensive income attributable to controlling shareholders	(143,225)	126,797	124,180	293,150
Comprehensive income attributable to non controlling shareholders	(19,676)	(58,578)	(33,940)	(60,600)

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

CPFL Energia S.A.
Statement of changes in shareholders' equity for the period ended on June 30, 2016
(In thousands of Brazilian reais – R$)
			Profit reserves			Accumulated comprehensive income				Net equity attributable to noncontrolling shareholders
				Statutory reserve
	Issued capital	Capital reserves	Legal reserve	Concession financial asset	Working capital improvement	Deemed Cost	Post-employment benefit obligation	Retained earnings	Total	Accumulated comprehensive income	Other equity	Total Shareholders' equity
Balance at December 31, 2015	5,348,312	468,082	694,058	585,451	392,972	457,491	(272,171)	-	7,674,196	15,320	2,440,623	10,130,138

Total comprehensive income	-	-	-	-	-	-	(404,363)	531,160	126,797	-	(58,578)	68,218
Net income for the period	-	-	-	-	-	-	-	531,160	531,160	-	(58,578)	472,581
Other comprehensive income: actuarial gain (loss)	-	-	-	-	-	-	(404,363)	-	(404,363)	-	-	(404,363)

Internal changes of shareholders' equity	-	-	-	109,356	-	(12,916)	-	(96,440)	-	(874)	843	(31)
Realization of deemed cost of fixed assets	-	-	-	-	-	(19,570)	-	19,570	-	(1,324)	1,324	-
Tax on deemed cost realization	-	-	-	-	-	6,654	-	(6,654)	-	450	(450)	-
Changes in statutory reserve for the period	-	-	-	109,356	-	-	-	(109,356)	-	-	-	-
Other changes in non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	(31)	(31)

Capital transactions with the shareholders	392,972	-	-	-	(392,972)	-	-	1,756	1,756	-	(16,114)	(14,359)
Capital increase	392,972	-	-	-	(392,972)	-	-	-	-	-	-	-
Prescribed dividend	-	-	-	-	-	-	-	1,756	1,756	-	-	1,756
Dividend proposal approved	-	-	-	-	-	-	-	-	-	-	(16,114)	(16,114)

Balance at June 30, 2016	5,741,284	468,082	694,058	694,806	-	444,575	(676,534)	436,476	7,802,748	14,446	2,366,773	10,183,966

CPFL Energia S.A.
Statement of changes in shareholders' equity for the period ended on June 30, 2015
(In thousands of Brazilian reais – R$)
			Profit reserves			Accumulated comprehensive income				Net equity attributable to noncontrolling shareholders
				Statutory reserve
	Issued capital	Capital reserves	Legal reserve	Concession financial asset	Working capital improvement	Deemed Cost	Post-employment benefit obligation	Retained earnings	Total	Accumulated comprehensive income	Other equity	Total Shareholders' equity
Balance at December 31, 2014	4,793,424	468,082	650,811	330,437	554,888	483,610	(337,718)	-	6,943,535	17,003	2,436,791	9,397,329

Total comprehensive income	-	-	-	-	-	-	-	293,150	293,150	-	(60,600)	232,550
Net income for the period	-	-	-	-	-	-	-	293,150	293,150	-	(60,600)	232,550

Internal changes of shareholders' equity	-	-	-	88,447	-	(13,187)	-	(75,260)	-	(809)	803	(6)
Realization of deemed cost of fixed assets	-	-	-	-	-	(19,980)	-	19,980	-	(1,226)	1,226	-
Tax on deemed cost realization	-	-	-	-	-	6,793	-	(6,793)	-	417	(417)	-
Changes in statutory reserve for the period	-	-	-	88,447	-	-	-	(88,447)	-	-	-	-
Other changes in non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	(6)	(6)

Capital transactions with the shareholders	554,888	-	-	-	(554,888)	-	-	3,135	3,135	-	2,067	5,202
Capital increase	554,888	-	-	-	(554,888)	-	-	-	-	-	-	-
Prescribed dividend	-	-	-	-	-	-	-	3,135	3,135	-	-	3,135
Dividend proposal approved	-	-	-	-	-	-	-	-	-	-	2,067	2,067

Balance at June 30, 2015	5,348,312	468,082	650,811	418,884	-	470,423	(337,718)	221,024	7,239,819	16,194	2,379,061	9,635,076

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

CPFL Energia S/A
Statement of cash flow for the periods ended on June 30, 2016 and 2015
(In thousands of Brazilian reais – R$)

	Parent company		Consolidated
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015

Income, before income tax and social contribution	532,342	303,869	797,793	472,318
Adjustment to reconcile Income to cash provided by operating activities
Depreciation and amortization	102	80	620,002	638,300
Provision for tax, civil and labor risks	38	468	139,095	139,524
Allowance for doubtful accounts	-	-	95,865	62,466
Interest and monetary adjustment	23,321	45,331	848,205	902,089
Post-employment benefit loss (gain)	-	-	27,825	32,689
Interest in subsidiaries, associates and joint ventures	(546,811)	(339,919)	(132,118)	(81,381)
Loss (gain) on the write-off of noncurrent assets	-	-	19,982	27,466
Deferred taxes (PIS and COFINS)	-	-	(9,715)	3,368
Other	-	-	(330)	(2,463)
	8,992	9,828	2,406,604	2,194,376
Decrease (increase) in operating assets
Consumers, concessionaires and licensees	-	-	(366,295)	(1,205,959)
Dividend and interest on equity received	1,289,907	607,349	75,161	16,517
Taxes recoverable	(122)	(5,144)	(26,185)	27,943
Escrow deposits	(72)	(32)	749,422	17,200
Sector financial asset	-	-	1,588,088	(663,333)
Resources provided by the Energy Development Account - CDE	-	-	229,359	(182,563)
Concession financial asset (transmission)	-	-	(11,754)	(27,707)
Other operating assets	301	131	45,542	(5,661)

Increase (decrease) in operating liabilities
Trade payables	(482)	(212)	(1,473,207)	(107,234)
Other taxes and social contributions	1,959	5,742	(94,018)	175,330
Other liabilities with post-employment benefit obligation	-	-	(41,737)	(67,463)
Regulatory charges	-	-	(532,706)	894,282
Tax, civil and labor risks paid	(839)	(95)	(120,162)	(78,382)
Sector financial liability	-	-	276,163	(22,434)
Resources provided by the CDE - payable	-	-	(29,505)	52,247
Other operating liabilities	(1,013)	(4,082)	101,864	104,889
Cash flows provided by (used in) operations	1,298,631	613,485	2,776,634	1,122,048
Interests on borrowings and debentures paid	(40,657)	(36,858)	(801,508)	(764,585)
Income tax and social contribution paid	(18,096)	(1,628)	(363,460)	(188,348)
Net cash provided by (used in) operating activities	1,239,878	574,999	1,611,666	169,115

Investing activities
Sale of interest in investees	-	-	-	10,454
Additions to property, plant and equipment	(219)	(268)	(517,272)	(287,750)
Financial investments, pledges, funds and tied deposits	(199)	-	(59,631)	(99,378)
Additions to intangible assets	-	(7)	(432,454)	(425,060)
Sale of noncurrent assets	-	-	789	8,268
Advance for future capital increase	(16,020)	(80)	-	-
Loans to subsidiaries and associates	(92,380)	(15,486)	44,999	103

Net cash flow provided by (used in) investing activities	(108,818)	(15,841)	(963,569)	(793,363)

Financing activities
Borrowings and debentures obtained	-	494,383	1,364,314	3,518,023
Borrowings and debentures paid	(726,148)	(1,290,000)	(2,100,035)	(3,483,422)
Derivative instruments paid	43,128	-	(99,215)	(31,595)
Business combination payment	-	-	(16,191)	(32,058)
Dividend and interest on shareholders’ equity paid	(65)	(112)	(14,989)	(425)
Net cash flow provided by (used in) financing activities	(683,085)	(795,729)	(866,116)	(29,477)
Increase (decrease) in cash and cash equivalents	447,975	(236,571)	(218,019)	(653,725)
Opening balance of cash and cash equivalents	424,192	799,775	5,682,802	4,357,455
Closing balance of cash and cash equivalents	872,166	563,204	5,464,783	3,703,730

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

Added value statements of income for the semesters ended on June 30, 2016 and 2015
(in thousands of Brazilian Reais)
	Parent company		Consolidated
	1st semester 2016	1st semester 2015	1st semester 2016	1st semester 2015
1. Revenues	2,107	1,548	15,115,473	16,920,298
1.1 Operating revenues	1,887	1,274	14,168,173	16,173,168
1.2 Revenue related to the construction of own assets	219	274	551,316	293,875
1.3 Revenue from construction of concession infrastructure	-	-	491,850	515,720
1.4 Allowance of doubtful accounts	-	-	(95,865)	(62,466)

2. (-) Inputs	(5,061)	(5,193)	(7,394,280)	(9,393,739)
2.1 Electricity purchased for resale	-	-	(5,767,084)	(7,981,950)
2.2 Material	(257)	(288)	(751,778)	(524,126)
2.3 Outsourced services	(3,906)	(4,018)	(598,285)	(583,918)
2.4 Other	(898)	(887)	(277,132)	(303,745)

3. Gross added value (1 + 2)	(2,955)	(3,645)	7,721,193	7,526,559

4. Retentions	(102)	(80)	(621,316)	(639,067)
4.1 Depreciation and amortization	(102)	(80)	(497,409)	(470,375)
4.2 Amortization of intangible assets of concession	-	-	(123,907)	(168,691)

5. Net added value generated (3 + 4)	(3,057)	(3,725)	7,099,878	6,887,492

6. Added value received in transfer	586,200	371,261	969,569	706,256
6.1 Financial Income	39,389	31,342	837,451	624,875
6.2 Interest in subsidiaries, associates and joint ventures	546,811	339,919	132,118	81,381

7. Added value to be distributed (5 + 6)	583,143	367,537	8,069,446	7,593,748

8. Distribution of added value
8.1 Personnel and charges	13,644	8,583	488,073	447,114
8.1.1 Direct remuneration	5,527	4,537	302,238	276,893
8.1.2 Benefits	7,421	3,518	159,835	147,992
8.1.3 Government severance indemnity fund for employees - F.G.T.S.	696	528	26,001	22,229
8.2 Taxes, fees and contributions	7,126	21,500	5,795,525	5,723,017
8.2.1 Federal	7,107	21,489	3,269,069	3,479,544
8.2.2 Estate	19	11	2,518,112	2,236,606
8.2.3 Municipal	-	-	8,343	6,867
8.3 Lenders and lessors	31,213	44,304	1,313,266	1,191,068
8.3.1 Interest	31,188	44,233	1,283,562	1,164,734
8.3.2 Rental	25	71	29,704	26,333
8.4 Interest on capital	531,160	293,150	472,581	232,550
8.4.2 Retained earnings	531,160	293,150	472,581	232,550
	583,143	367,537	8,069,446	7,593,748

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

(1) OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly-held corporation incorporated for the principal purpose of operating as a holding company, with equity interests in other companies primarily engaged in electric energy distribution, generation and commercialization activities in Brazil.

The Company’s registered office is located at Rua Gomes de Carvalho, 1510 - 14º andar - Sala 142 - Vila Olímpia - São Paulo - SP - Brazil.

The Company has direct and indirect interests in the following subsidiaries and joint ventures (information on the concession area, number of consumers, energy production capacity and related data are not reviewed by the independent auditors):

Energy distribution	Company type	Equity interest	Location (state)	Number of municipalities	Approximate number of consumers (in thousands)	Concession period	End of the concession

Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-held corporation	Direct 100%	Interior of São Paulo	234	4,267	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-held corporation	Direct 100%	Interior and coast of São Paulo	27	1,684	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-held corporation	Direct 100%	Interior of Rio Grande do Sul	255	1,455	30 years	November 2027
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Privately-held corporation	Direct 100%	Interior of São Paulo and Paraná	27	208	30 years	July 2045
Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Privately-held corporation	Direct 100%	Interior of São Paulo	7	57	30 years	July 2045
Companhia Jaguari de Energia ("CPFL Jaguari")	Privately-held corporation	Direct 100%	Interior of São Paulo	2	40	30 years	July 2045
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Privately-held corporation	Direct 100%	Interior of São Paulo	5	84	30 years	July 2045
Companhia Luz e Força de Mococa ("CPFL Mococa")	Privately-held corporation	Direct 100%	Interior of São Paulo and Minas Gerais	4	46	30 years	July 2045

					Installed power (MW)
Energy generation (conventional and renewable sources)	Company type	Equity interest	Location (state)	Number of plants / type of energy	Total	CPFL share

CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-held corporation	Direct 100%	São Paulo and Goiás	1 Hydropower, 4 SHPs (a) e 1 Thermal	715	715
CERAN - Companhia Energética Rio das Antas ("CERAN")	Privately-held corporation	Indirect 65%	Rio Grande do Sul	3 Hydropower	360	234
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Privately-held corporation	Indirect 51%	Santa Catarina and Rio Grande do Sul	1 Hydropower	855	436
Campos Novos Energia S.A. ("ENERCAN")	Privately-held corporation	Indirect 48,72%	Santa Catarina	1 Hydropower	880	429
BAESA - Energética Barra Grande S.A. ("BAESA")	Publicly-held corporation	Indirect 25,01%	Santa Catarina and Rio Grande do Sul	1 Hydropower	690	173
Centrais Elétricas da Paraíba S.A. ("EPASA")	Privately-held corporation	Indirect 53.34%	Paraíba	2 Thermal	342	182
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Privately-held corporation	Indirect 59.93% (b)	Tocantins	1 Hydropower	903	63
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-held corporation	Indirect 51.61%	(c)	(c)	(c)	(c)
CPFL Centrais Geradoras Ltda ("CPFL Centrais Geradoras")	Limited liability company	Direct 100%	São Paulo	6 MHPs (d)	4	4

Energy commercialization	Company type	Core activity	Equity interest
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Privately-held corporation	Energy commercialization	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited liability company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Privately-held corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited liability company	Energy commercialization	Direct 100%
CPFL Brasil Varejista S.A. ("CPFL Brasil Varejista")	Privately-held corporation	Energy commercialization	Indirect 100%

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

Provision of services	Company type	Core activity	Equity interest
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Privately-held corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
NECT Serviços Administrativos Ltda ("Nect")	Limited liability company	Provision of administrative services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited liability company	Provision of call center services	Direct 100%
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")	Limited liability company	Collection services	Direct 100%
CPFL Eficiência Energética S.A ("CPFL ESCO")	Privately-held corporation	Energy efficiency management	Direct 100%
TI Nect Serviços de Informática Ltda. ("Authi")	Limited liability company	Provision of IT services	Direct 100%
CPFL GD S.A ("CPFL GD")	Privately-held corporation	Provision of maintenance services for energy generation companies	Indirect 100%

Others	Company type	Core activity	Equity interest
CPFL Jaguariúna Participações Ltda ("CPFL Jaguariuna")	Limited liability company	Holding company	Direct 100%
CPFL Jaguari de Geração de Energia Ltda ("Jaguari Geração")	Limited liability company	Holding company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense") (e)	Privately-held corporation	Holding company	Indirect 51%
Sul Geradora Participações S.A. ("Sul Geradora")	Privately-held corporation	Holding company	Indirect 99.95%
CPFL Telecom S.A ("CPFL Telecom")	Privately-held corporation	Telecommunication services	Direct 100%
CPFL Transmissão Piracicaba S.A ("CPFL Transmissão Piracicaba")	Privately-held corporation	Energy transmission services	Indirect 100%
CPFL Transmissora Morro Agudo S.A ("CPFL Transmissão Morro Agudo")	Privately-held corporation	Energy transmission services	Indirect 100%

a)     SHP – Small Hydropower Plant.

b)    Paulista Lajeado has a 7% share in the installed power of Investco S.A. (5.94% interest in total capital).

c)     CPFL Renováveis has operations in the states of São Paulo, Minas Gerais, Mato Grosso, Santa Catarina, Ceará, Rio Grande do Norte, Paraná and Rio Grande do Sul and its main activities are: (i) holding investments in companies of the renewable energy segment; (ii) identification, development, and exploration of generation potentials; and (iii) sale of electric energy. At June 30, 2016, CPFL Renováveis had a portfolio of 126 projects with installed capacity of 2,909.2 MW (1,898.9 MW in operation), as follows:

•       Hydropower generation: 47 SHP’s (557.7MW) with 39 SHPs in operation (423 MW) and 8 SHPs under development (134.7MW);

•       Wind power generation: 70 projects (1,980.4 MW) with 37 projects in operation (1,104.8 MW) and 33 projects under construction/development (875.6 MW);

•       Biomass power generation: 8 plants in operation (370 MW);

•       Solar power generation: 1 solar plant in operation (1.1 MW).

(d)   MHP – micro hydroelectric plant

(e)   The joint venture Chapecoense has as its direct subsidiary Foz do Chapecó and fully consolidates its interim financial statements.

(2) PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS

2.1  Basis of presentation

These individual (parent company) and consolidated interim financial statements have been prepared and are presented in conformity with International Standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board – IASB, and also based on the standards issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) applicable to Quarterly Financial Information (ITR), in accordance with Technical Pronouncement CPC 21 (R1) - Demonstração Intermediária.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

The Company also follows the guidelines of the Accounting Manual of the Brazilian Electricity Sector and the standards laid down by the Brazilian Electricity Regulatory Agency (Agência Nacional de Energia Elétrica – ANEEL), when these do not conflict with the accounting practices adopted in Brazil and/or international Financial Reporting Standards. The accounting policies adopted in preparing these individuals and consolidated Interim Financial Statements are consistent with those adopted in December 31, 2015, except for the change of practice in relation to Intangible Assets (Note 3), and should be read together with those statements.

The consolidated interim Management states that all material information of the financial statements is disclosed and corresponds to what is used in the Company's management.

The financial statements were approved by Management and authorized for issue on August 1, 2016.

2.2  Basis of measurement

The financial statements have been prepared on the historical cost basis except for the following items recorded in the statements of income: i) derivative financial instruments measured at fair value, ii) financial instruments measured at fair value through profit or loss, and iii) available-for-sale financial assets measured at fair value. The classification of the fair value measurement in the level 1, 2 or 3 categories (depending on the degree of observance of the variables used) is presented in note 33 – Financial Instruments.

2.3  Use of estimates and judgments

The preparation of the interim financial statements requires the Company’s management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

By definition, the accounting estimates are rarely the same as the actual results. Accordingly, the Company’s management reviews the estimates and assumptions on an ongoing basis, based on previous experience and other relevant factors. Adjustments resulting from revisions to accounting estimates are recognized in the period in which the estimates are revised and applied on a prospective basis.

The main accounts that require the adoption of estimates and assumptions, which are subject to a greater degree of uncertainty and may result in a material adjustment if these estimates and assumptions suffer significant changes in subsequent periods, are:

•         Note 6 – Consumers, concessionaires and licensees;

•         Note 8 – Sector financial asset and liability;

•         Note 9 – Deferred tax assets and liabilities;

•         Note 10 – Concession financial asset;

•         Note 11 – Other receivables (Allowance for doubtful debts);

•         Note 13 – Property, plant and equipment and impairment;

•         Note 14 – Intangible assets and impairment;

•         Note 18 – Private pension plan;

•         Note 21 – Provision for tax, civil and labor risks and escrow deposits;

•         Note 23 – Other payables (Provision for socio environmental costs)

•         Note 26 – Net operating revenue;

•         Note 27 – Cost of electric energy; and

•         Note 33 – Financial instruments.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

2.4  Functional currency and presentation currency

The Company’s functional currency is the Brazilian Real, and the interim individual and consolidated financial statements are presented in thousands of reais.  Figures are rounded only after sum-up of the amounts.  Consequently, when summed up, the amounts stated in thousands of reais may not tally with the rounded totals.

2.5  Segment information

An operating segment is a component of the Company (i) that engages in operating activities from which it earns revenues and incurs expenses, (ii) whose operating results are regularly reviewed by Management to make decisions about resources to be allocated and assess the segment's performance, and (iii) for which individual financial information is available.

The Company’s management uses reports to make strategic decisions, segmenting the business into: (i) electric energy distribution activities (“Distribution”); (ii) electric energy generation from conventional sources activities (“Generation”); (iii) electric energy generation activities from renewable sources (“Renewables”); (iv) energy commercialization activities (“Commercialization”); (v) service activities (“Services”); and (vi) other activities not listed in the previous items.

The presentation of the operating segments includes items directly attributable to them, as well as any allocations required, including intangible assets.

2.6  Information on equity interests

The Company's equity interests in direct and indirect subsidiaries and joint ventures are described in note 1. Except for (i) the companies ENERCAN, BAESA, Chapecoense and EPASA, which use the equity method of accounting, and (ii) the investment stated at cost by the subsidiary Paulista Lajeado in Investco S.A., all other entities are fully consolidated.

At June 30, 2016 and December 31, 2015 and for the quarters and semesters ended in June 30, 2016 and 2015 noncontrolling interests recognized in the interim financial statements refer to the interests held by third parties in subsidiaries CERAN, Paulista Lajeado and CPFL Renováveis.

2.7  Statement of value added

The Company has prepared the individual and consolidated statements of value added (“DVA”) in conformity with technical pronouncement CPC 09 - Statement of Value Added, which are presented as an integral part of the financial statements in accordance with accounting practices adopted in Brazil and as supplementary information to the financial statements in accordance with IFRS, as the statement is neither provided for nor mandatory in accordance with IFRS.

(3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in preparing the Company’s interim financial statements were prepared based on the same accounting policies as described in Notes 3.1 to 3.18, disclosed in financial statements for the year ended in December 31, 2015.

In relation to the accounting policies described in Note 3.5 of the December 31, 2015 financial statements, and in accordance with the changes to IAS 16/CPC 27 and IAS 38/CPC 04 (R1), until that date the portion derived from business combinations corresponding to the right to explore the concession was amortized over the remaining term of the respective exploration rights, on a straight-line basis or based on the net projected profit curve of the concessionaires, as applicable. From January 1, 2016 the Company will amortize the intangible concession assets prospectively on a straight-line basis over the remaining period of the concessions, in all cases. Accordingly, there was a reduction of R$ 12,301 in amortization of intangible concession assets expense for the first semester of 2016 (R$ 6,150 for the second quarter of 2016).

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

(4) DETERMINATION OF FAIR VALUES

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, further information on the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Accordingly, the Company measures fair value in accordance with IFRS 13 / CPC 46, which defines the fair value as the price estimate for an unforced transaction for the sale of the asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, under current market conditions.

- Property, plant and equipment and intangible assets

The fair value of property, plant and equipment and intangible assets recognized as a result of a business combination is based on market values. The fair value of these assets is the estimated value for which an asset could be exchanged on the valuation date between knowledgeable interested parties in an unforced transaction between market participants on the measurement date. The fair value of items of property, plant and equipment is based on the market approach and cost approaches using quoted market prices for similar items when available and replacement cost when appropriate.

- Financial instruments

Financial instruments measured at fair values are valued based on quoted prices in an active market, or, if such prices were not available, assessed using pricing models, applied individually for each transaction, taking into consideration the future payment flows, based on the conditions contracted, discounted to present value at market interest rate curves, based on information obtained, when available, from the BM&FBOVESPA S.A – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) and “Associação Brasileira das Entidades dos Mercados Financeiros e de Capitais – ANBIMA” (note 33), and also includes the debtor's credit rating.

Financial assets classified as available-for-sale refer to the right to compensation, to be paid by the Federal Government regarding the assets of the distribution concessionaires at the end of the concession agreement. The methodology adopted for marking these assets to fair value is based on the tariff review process for distributors. This review, conducted every four or five years according to each concessionaire, involves assessing the replacement price for the distribution infrastructure, in accordance with criteria established by the granting authority (“ANEEL”). This valuation basis is used for pricing the tariff, which is adjusted annually up to the next tariff review, based on the parameter of the main inflation indices.

Accordingly, at the time of the tariff review, each concessionaire adjusts the position of the financial asset base for compensation at the amounts ratified by the granting authority and uses the Extended Consumer Price Index (“IPCA”) as the best estimates for adjusting the original base to the fair value at subsequent dates, in accordance with the tariff review process.

(5) CASH AND CASH EQUIVALENTS

	Parent company		Consolidated
	June 30, 2016	December 31, 2015	June 30, 2016	December 31, 2015
Bank balances	2,246	311	78,431	148,224
Short-term financial investments	869,920	423,881	5,386,352	5,534,578
Overnight investment (a)	-	-	33,363	26,914
Bank certificates of deposit (b)	-	-	2,200,696	1,255,666
Repurchase agreements secured on debentures (b)	-	-	33,756	433,693
Investment funds (c)	869,920	423,881	3,118,538	3,818,306
Total	872,166	424,192	5,464,783	5,682,802

a)   Current account balances, which earn daily interest by investment in repurchase agreements secured on debentures and interest of 15% of the variation in the Interbank Certificate of Deposit – (CDI).

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

b)   Short-term investments in Bank Certificates of Deposit (CDB) and repurchase agreements secured on debentures with major financial institutions that operate in the Brazilian financial market, with daily liquidity, low credit risk and interest equivalent, on average, to 101.6% of the CDI.

c)   Exclusive Fund investments, with daily liquidity and interest equivalent, on average, of 100.5% of the CDI, subject to floating rates tied to the CDI linked to federal government bonds, CDBs, financial bills and secured debentures of major financial institutions, with low credit risk.

(6) CONSUMERS, CONCESSIONAIRES AND LICENSEES

In the consolidated interim financial statements, the balance derives mainly from the supply of electric energy. The following table shows the breakdown at June 30, 2016 and December 31, 2015:

	Consolidated
	Amounts	Past due		Total
	coming due	until 90 days	> 90 days	June 30, 2016	December 31, 2015
Current
Consumer classes
Residential	502,332	380,110	70,921	953,363	793,826
Industrial	266,028	81,275	68,852	416,155	365,420
Commercial	201,356	71,599	31,508	304,463	263,259
Rural	45,137	11,045	2,218	58,399	64,257
Public administration	54,905	17,837	3,835	76,577	79,953
Public lighting	46,441	9,246	4,091	59,778	78,204
Public utilities	64,042	20,929	5,727	90,698	80,706
Billed	1,180,241	592,041	187,152	1,959,433	1,725,625
Unbilled	1,002,162	-	-	1,002,162	881,307
Financing of consumers' debts	133,830	35,217	26,700	195,747	197,035
CCEE transactions	101,931	-	-	101,931	169,561
Concessionaires and licensees	317,383	13,918	5,097	336,398	331,105
Other	21,932	-	-	21,961	10,770
	2,757,479	641,176	218,949	3,617,632	3,315,403
Allowance for doubtful debts				(173,389)	(140,485)
Total				3,444,243	3,174,918

Non current
Financing of consumers' debts	100,282	-	-	100,282	101,585
Free energy	5,088	-	-	5,088	4,768
CCEE transactions	41,301	-	-	41,301	41,301
	146,671	-	-	146,671	147,654
Allowance for doubtful debts				(15,554)	(18,708)
Total				131,118	128,946

Allowance for doubtful debts

Movements in the allowance for doubtful debts are shown below:

	Consumers, concessionaires and licensees	Other receivables (note 11)	Total
As of December 31, 2015	(159,193)	(14,441)	(173,634)
Allowance - recognition (reversal)	(129,709)	(1,313)	(131,022)
Recovery of revenue	34,938	219	35,157
Write-off of accrued receivables	65,021	2,520	67,541
As of June 30, 2016	(188,943)	(13,015)	(201,958)

Current	(173,389)	(13,015)	(186,404)
Noncurrent	(15,554)	-	(15,554)

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

(7) TAXES RECOVERABLE

	Parent company		Consolidated
	June 30, 2016	December 31, 2015	June 30, 2016	December 31, 2015
Current
Prepayments of social contribution - CSLL	-	-	4,251	35,019
Prepayments of income tax - IRPJ	-	2,171	17,119	76,920
Withholding income tax - IRRF on interest on capital	1,807	10,776	1,807	11,150
Income tax and social contribution to be offset	56,784	42,456	285,308	100,658
Withholding income tax - IRRF	17,344	16,996	76,344	125,392
State VAT - ICMS to be offset	-	-	73,673	63,450
Social Integration Program - PIS	49	74	8,212	8,543
Contribution for Social Security financing - COFINS	248	411	35,976	40,126
National Social Security Institute - INSS	-	-	9,178	12,660
Other	-	-	5,433	1,292
Total	76,233	72,885	517,302	475,211

Noncurrent
Social contribution to be offset - CSLL	-	-	53,798	57,439
Income tax to be offset - IRPJ	-	-	10,161	23,765
State VAT - ICMS to be offset	-	-	91,735	81,584
Social Integration Program - PIS	-	-	131	350
Contribution for Social Security Funding - COFINS	-	-	606	1,613
National Social Security Institute - INSS	-	-	1,874	-
Other	-	-	1,765	2,409
Total	-	-	160,071	167,159

(8)  SECTOR FINANCIAL ASSETS AND LIABILITIES

The breakdown and changes for the period in the balances of sector financial asset and liability are as follows:

		Operating revenue		Finance income or expense	Receipt
	As of December 31, 2015	Constitution	Realization	Monetary adjustment	Tariff flag (note 26)	As of June 30, 2016
Parcel "A"
CVA (*)
CDE (**)	517,232	(405,701)	(156,305)	12,916	-	(31,858)
Electric energy cost	6,091	(140,966)	(380,910)	(98,250)	(400,350)	(1,014,384)
ESS and EER (***)	(274,209)	14,431	240,685	(22,582)	(269,233)	(310,908)
Proinfa	(6,148)	41,540	(1,137)	2,183	-	36,439
Basic network charges	96,474	(6,708)	(65,309)	(2,560)	-	21,897
Pass-through from Itaipu	1,320,695	51,859	(220,407)	156,263	-	1,308,410
Transmission from Itaipu	15,469	4,632	(5,580)	1,105	-	15,626
Neutrality of industry charges	190,273	78,245	(39,832)	7,164	-	235,851
Overcontracting	144,705	(123,726)	(13,200)	(18,193)	(438)	(10,853)
Other financial components	(56,618)	(54,426)	(11,416)	2,280	-	(120,181)

Total	1,953,964	(540,821)	(653,411)	40,327	(670,021)	130,039

Current assets	1,464,019					645,648
Noncurrent assets	489,945					-
Current liabilities	-					(42,510)
Noncurrent liabilities	-					(473,100)

(*) Deferred tariff costs and gains variations from Parcel “A” items

(**) Energy Development Account – CDE

(***) System Service Charge (ESS) and Reserve Energy Charge (EER)

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

The details of the nature of each sector financial asset and liability are provided in Note 8 to the December 31, 2015 financial statements.

(9) DEFERRED TAX ASSETS AND LIABILITIES

9.1    Breakdown of tax credits and debits

	Parent company		Consolidated
	June 30, 2016	December 31, 2015	June 30, 2016	December 31, 2015
Social contribution credit/(debit)
Tax losses carryforwards	43,506	46,602	102,825	152,200
Tax benefit of merged goodwill	-	-	89,578	93,467
Nondeductible temporary differences	4,720	(5,918)	(434,878)	(547,066)
Subtotal	48,226	40,684	(242,474)	(301,399)

Income tax credit / (debit)
Tax losses carryforwards	107,031	116,438	280,327	417,600
Tax benefit of merged goodwill	-	-	309,704	323,421
Nondeductible temporary differences	13,112	(16,733)	(1,207,074)	(1,519,170)
Subtotal	120,143	99,705	(617,043)	(778,150)

PIS and COFINS credit/(debit)
Nondeductible temporary differences	-	-	(8,444)	(18,159)

Total	168,369	140,389	(867,961)	(1,097,708)

Total tax credit	168,369	140,389	495,045	334,886
Total tax debit	-	-	(1,363,006)	(1,432,594)

The estimate of recovery of the deferred tax credits recorded in noncurrent assets, derived from temporary non-deductible differences and tax benefit of the merged goodwill and tax loss carry forwards, is based on the projections of future profit or loss, approved by the Board of Directors and reviewed by the Audit Committee. A breakdown of which is provided in the financial statements of December 31, 2015. To reflect adequately the effective tax rate on net income, deferred tax credits on losses are registered monthly for the companies with positive projections, in accordance with the above-mentioned studies.

9.2    Tax benefit of merged goodwill

Refers to the tax credit calculated on the goodwill derived from the acquisition of subsidiaries, as shown in the following table, which had been incorporated and is recognized in accordance with CVM Instructions No. 319/1999 and No. 349/2001 and ICPC 09 (R2) - Individual Interim financial statements, Separate Interim financial statements, Consolidated Interim financial statements and Application of the Equity Method. The benefit is realized proportionally to the tax amortization of the merged goodwill that gave rise to it, during the remaining concessions period, as shown in note 14.

	Consolidated
	June 30, 2016		December 31, 2015
	Social contribution	Income tax	Social contribution	Income tax
CPFL Paulista	52,810	146,695	55,123	153,119
CPFL Piratininga	12,768	43,820	13,286	45,597
RGE	24,000	101,954	25,058	106,324
CPFL Geração	-	17,235	-	18,380
Total	89,578	309,704	93,467	323,421

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

9.3    Accumulated balances on nondeductible temporary differences

	Consolidated
	June 30, 2016			December 31, 2015
	Social contribution	Income tax	PIS/COFINS	Social contribution	Income tax	PIS/COFINS
Nondeductible temporary differences
Provision for tax, civil and labor risks	36,797	102,215	-	33,806	93,906	-
Private pension fund	1,521	4,225	-	1,867	5,185	-
Allowance for doubtful debts	18,390	51,084	-	15,680	43,556	-
Free energy supply	7,291	20,253	-	6,897	19,158	-
Research and development and energy efficiency programs	16,718	46,440	-	16,060	44,612	-
Personnel-related provisions	3,376	9,350	-	2,578	7,161	-
Depreciation rate difference	6,485	18,014	-	6,797	18,880	-
Derivatives	(100,296)	(278,600)	-	(219,524)	(609,788)	-
Recognition of concession - adjustment of intangible asset (IFRS/CPC)	(8,519)	(23,664)	-	(9,031)	(25,085)	-
Recognition of concession - adjustment of financial asset (IFRS/CPC)	(88,798)	(245,519)	(4,753)	(73,241)	(202,271)	(18,450)
Actuarial losses (IFRS/CPC)	26,352	73,198	-	26,351	73,199	-
Other adjustments (IFRS/CPC)	(15,091)	(41,917)	-	(8,542)	(23,726)	-
Accelerated depreciation	(56)	(155)	-	(34)	(95)	-
Others	5,189	14,222	(3,691)	3,828	9,920	291
Nondeductible temporary differences - accumulated comprehensive income:
Property, plant and equipment - adjustment of deemed cost (IFRS/CPC)	(56,850)	(157,917)	-	(58,484)	(162,456)	-
Actuarial losses (IFRS/CPC)	10,463	29,065	-	10,464	29,064	-
Nondeductible temporary differences - Business combination - CPFL Renováveis
Deferred taxes - asset:
Fair value of property, plant and equipment (negative value added of assets)	23,509	65,304	-	24,248	67,355	-
Deferred taxes - liability:
Value added derived from determination of deemed cost	(28,302)	(78,616)	-	(29,132)	(80,922)	-
Value added of assets received from the former ERSA	(84,842)	(235,671)	-	(86,495)	(240,264)	-
Intangible asset - exploration right/authorization in indirect subsidiaries acquired	(188,722)	(524,227)	-	(193,927)	(538,685)	-
Other temporary differences	(19,493)	(54,158)	-	(17,233)	(47,874)	-
Total	(434,878)	(1,207,074)	(8,444)	(547,066)	(1,519,170)	(18,159)

9.4    Reconciliation of the income tax and social contribution amounts recognized in the statements of profit or loss for the quarters and semesters ended in June 30, 2016 and 2015:

	Parent company				Consolidated
	Social contribution				Social contribution
	2016		2015		2016		2015
	2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester
Income before taxes	267,278	532,342	134,605	303,869	390,164	797,793	181,068	472,318
Adjustments to reflect effective rate:
Equity in subsidiaries	(264,976)	(546,811)	(148,643)	(339,919)	(68,638)	(132,118)	(64,257)	(81,381)
Amortization of intangible asset acquired	(3,382)	(6,764)	(6,650)	(13,301)	12,162	24,324	25,223	50,446
Tax incentives - PIIT (*)	-	-	-	-	(250)	(250)	(1,807)	(3,125)
Effect of presumed profit regime	-	-	-	-	(31,271)	(19,077)	8,847	11,634
Adjustment of revenue from excess demand and excess reactive power	-	-	-	-	31,235	62,466	30,627	60,684
Interest on capital	12,048	12,048	62,339	62,339	-	-	-	-
Other permanent additions (exclusions), net	7,355	5,652	1,681	3,070	11,773	2,310	13,971	30,838
Tax base	18,323	(3,533)	43,332	16,058	345,175	735,448	193,672	541,414
Statutory rate	9%	9%	9%	9%	9%	9%	9%	9%
Tax credit/(debit)	(1,649)	318	(3,900)	(1,445)	(31,066)	(66,190)	(17,430)	(48,727)
Tax credit recorded (not recorded)	-	-	2,514	-	(11,437)	(23,477)	(5,742)	(15,908)
Total	(1,649)	318	(1,386)	(1,445)	(42,502)	(89,668)	(23,172)	(64,635)

Current	(1,682)	(7,224)	(1,048)	(1,048)	(71,801)	(150,323)	(22,724)	(55,338)
Deferred	33	7,542	(338)	(397)	29,299	60,656	(448)	(9,297)

	Parent company				Consolidated
	Income tax				Income tax
	2016		2015		2016		2015
	2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester
Income before taxes	267,278	532,342	134,605	303,869	390,164	797,793	181,068	472,318
Adjustments to reflect effective rate:
Equity in subsidiaries	(264,976)	(546,811)	(148,643)	(339,919)	(68,638)	(132,118)	(64,257)	(81,381)
Amortization of intangible asset acquired	-	-	-	-	15,689	31,378	32,157	64,315
Tax incentives - PIIT (*)	-	-	-	-	(250)	(250)	(1,807)	(3,125)
Effect of presumed profit regime	-	-	-	-	(45,701)	(43,639)	(1,906)	(14,088)
Adjustment of revenue from excess demand and excess reactive power	-	-	-	-	31,235	62,466	30,627	60,578
Interest on capital	12,048	12,048	62,339	62,339	-	-	-	-
Tax incentive - operating profit	-	-	-	-	(8,967)	(14,011)	2,020	(10,328)
Other permanent additions (exclusions), net	8,921	8,420	4,035	10,807	(10,638)	(20,164)	18,470	36,166
Tax base	23,271	5,999	52,336	37,096	302,894	681,455	196,372	524,455
Statutory rate	25%	25%	25%	25%	25%	25%	25%	25%
Tax credit/(debit)	(5,818)	(1,500)	(13,084)	(9,274)	(75,724)	(170,364)	(49,093)	(131,115)
Tax credit recorded (not recorded)	-	-	4,045	-	(31,804)	(65,180)	(18,566)	(44,019)
Total	(5,818)	(1,500)	(9,039)	(9,274)	(107,528)	(235,544)	(67,656)	(175,133)

Current	(5,537)	(21,938)	(6,540)	(6,609)	(194,921)	(401,475)	(61,614)	(143,317)
Deferred	(281)	20,438	(2,500)	(2,665)	87,393	165,931	(6,042)	(31,816)

(*) Technologic innovation program

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

(10)     FINANCIAL ASSET OF CONCESSION

	Distribution	Transmission	Consolidated
As of December 31, 2015	3,483,713	123,391	3,607,104
Current	-	9,630	9,630
Noncurrent	3,483,713	113,761	3,597,474

Additions	242,231	9,270	251,501
Adjustment of expected cash flow	160,527	-	160,527
Adjustment - financial asset measured at amortized cost	-	7,044	7,044
Cash inputs - RAP	-	(4,559)	(4,559)
Disposals	(8,811)	-	(8,811)

As of June 30, 2016	3,877,660	135,145	4,012,805
Current	-	9,846	9,846
Noncurrent	3,877,660	125,299	4,002,959

The amount refers to the financial asset corresponding to the right established in the concession agreements of the energy distributors (measured at fair value) and transmitters (measured at amortized cost) to receive cash (i) by compensation upon the return of the assets to the granting authority at the end of the concession, and (ii) the transmitter's right to receive cash throughout the concession through allowed annual revenue ("RAP").

For energy distributors, according to the current tariff model, the remuneration for this asset is recognized in profit or loss upon billing to consumers and the realization occurs upon receipt of the electric energy bills. Additionally, the difference to adjust the balance to its expected cash flows is recognized against a finance income and/or cost account in the statement of profit or loss for the period, based on the fair value (new replacement value - “VNR”) (finance income of R$ 160,527 in the first semester of 2016 and R$ 137,732 in the first semester of 2015).

For the energy transmitters, the remuneration for this asset is recognized according to the internal rate of return, which takes into account the investment made, the allowed annual revenue (“RAP”) to be received during the remaining concession period and by compensation upon the return of the assets to the granting authority at the end of the concession. The adjustment of R$ 7,044 in the first semester of 2016, (R$ 5,063 in the first semester of 2015) is recognized against other operating income.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

(11)   OTHER RECEIVABLES

	Consolidated
	Current		Noncurrent
	June 30, 2016	December 31, 2015	June 30, 2016	December 31, 2015
Advances - Fundação CESP	11,832	10,567	-	-
Advances to suppliers	21,269	10,666	-	-
Pledges, funds and restricted deposits	20,059	649	479,274	433,014
Orders in progress	225,552	274,605	-	-
Services rendered to third parties	11,182	6,987	-	-
Energy pre-purchase agreements	-	-	30,942	31,375
Collection agreements	2,325	90,451	-	-
Prepaid expenses	73,205	61,602	22,951	19,579
GSF Renegotiation	11,647	8,724	31,716	29,392
Receivables - energy development account - CDE	112,422	341,781	-	-
Receivables - business combination	-	-	13,950	13,950
Advances to employees	26,644	12,509	-	-
Indemnities for claims	-	49,937	-	-
Leases	18,406	12,883	44,053	34,504
Other	103,569	90,653	34,202	34,685
(-) Allowance for doubtful debts (Note 6)	(13,015)	(12,460)	-	(1,981)
Total	625,097	959,553	657,087	594,519

Renegotiation of GSF - Refers to the premium paid in advance by the subsidiaries Ceran, CPFL Jaguari Geração (Paulista Lajeado)  and CPFL Renováveis in relation to transfer of the hydrological risk to the Tariff Flag Resources Centralizing Account (“CCRBT”), amortized on a straight-line basis against other operating costs.

Receivables –Energy Development Account – CDE: refer to: (i) low income subsidies totaling R$ 18,016 (R$ 18,190 at December 31, 2015) and (ii) other tariff discounts granted to consumers amounting to R$ 94,407 (R$ 323,591 as of December 31, 2015).

On May 2015, the distribution subsidiaries obtained preliminary injunctions authorizing non-payment of amounts owed for Energy Development Account (CDE) quotas up to the limit of the balances receivable from Eletrobrás relating to the CDE injection. In the first semester of 2016 the subsidiaries carried out matching of accounts of the accounts receivable by way of CDE injection and the CDE accounts payable (note 19) the amount of R$ 428,387.

(12)   INVESTMENTS

	Parent company		Consolidated
	June 30, 2016	December 31, 2015	June 30, 2016	December 31, 2015
Permanent equity interests - equity method
By equity method of the subsidiary	6,120,843	6,178,637	1,372,730	1,235,832
Value-added of assets, net	723,988	755,345	11,509	11,799
Goodwill	6,055	6,054	-	-
Total	6,850,886	6,940,036	1,384,239	1,247,631

12.1 Permanent equity interests – equity method

The main information on investments in direct permanent equity interests is as follows:

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

		June 30, 2016				June 30, 2016	December 31, 2015	1st semester 2016	1st semester 2015
Investment	Number of shares (thousand)	Total assets	Capital	Shareholders' equity	Profit or loss for the period	Shareholders equity interest		Equity in subsidiaries
CPFL Paulista	880,653	9,485,720	905,948	1,172,774	217,840	1,172,774	1,352,393	217,840	137,685
CPFL Piratininga	53,096,770	3,725,078	235,556	464,447	97,427	464,447	537,670	97,427	86,031
CPFL Santa Cruz	371,772	392,114	74,862	138,724	12,469	138,724	131,149	12,469	18,102
CPFL Leste Paulista	892,772	149,658	29,212	48,395	3,819	48,395	46,301	3,819	4,778
CPFL Sul Paulista	454,958	181,322	28,492	59,298	4,066	59,298	55,233	4,066	6,826
CPFL Jaguari	209,294	127,643	20,632	34,240	5,857	34,240	28,521	5,857	892
CPFL Mococa	117,199	110,830	16,004	32,039	3,938	32,039	29,205	3,938	3,390
RGE	1,019,790	4,445,387	1,213,180	1,582,713	59,388	1,582,713	1,580,807	59,388	52,757
CPFL Geração	205,492,020	6,079,262	1,043,922	2,291,462	129,628	2,291,462	2,169,922	129,628	26,957
CPFL Jaguari Geração (*)	40,108	40,955	40,108	40,819	711	40,819	42,729	711	242
CPFL Brasil	2,999	407,348	2,999	68,884	32,916	68,884	51,779	32,916	43,059
CPFL Planalto (*)	630	1,790	630	1,635	1,005	1,635	2,003	1,005	948
CPFL Serviços	1,480,835	153,659	50,143	45,954	(4,189)	45,954	7,117	(4,189)	(4,806)
CPFL Atende (*)	13,991	23,580	13,991	15,945	2,605	15,945	17,373	2,605	4,394
Nect (*)	2,059	20,252	2,059	8,071	5,600	8,071	16,087	5,600	6,359
CPFL Total (*)	19,005	29,039	19,005	24,613	4,930	24,613	19,930	4,930	5,589
CPFL Jaguariuna (*)	189,770	2,624	3,156	2,525	(51)	2,525	2,496	(51)	(53)
CPFL Telecom	36,420	59,872	55,420	(28,233)	(13,264)	(28,233)	(33,969)	(13,263)	(7,222)
CPFL Centrais Geradoras (*)	16,128	16,433	16,128	15,801	(616)	15,801	19,972	(616)	2,383
CPFL ESCO	48,164	99,446	48,164	59,830	4,022	59,830	66,038	4,022	15,900
AUTHI (*)	10	18,218	2,610	12,674	10,064	12,674	1,913	10,064	-
Subtotal - By subsidiary's equity						6,092,610	6,144,669	578,166	404,212
Amortization of added value on assets						-	-	(31,355)	(64,293)
Total						6,092,610	6,144,668	546,811	339,919

Investment						6,120,843	6,178,637
Provision for equity interest losses						(28,233)	(33,969)
(*) number of quotas

Fair value adjustments (value added) of net assets acquired in business combinations are classified under Investments in the parent company’s statement of income. The amortization of the fair value adjustments (value added) of net assets of R$ 31,355 (R$ 64,293 in the first semester 2015) is classified in the parent company’s statement of profit or loss in line item “equity in subsidiaries”, in conformity with ICPC 09 (R2).

The movements, in the parent company, in investments in subsidiaries, in the period are as follows:

Investment	Investment as of December 31, 2015	Increase / (decrease) / payment of capital	Equity in subsidiary (profit or loss)	Equity in subsidiary (Other comprehensive income)	Dividends and interest on capital	Investment as of June 30, 2016
CPFL Paulista	1,352,393	-	217,840	(277,013)	(120,446)	1,172,774
CPFL Piratininga	537,670	-	97,427	(102,326)	(68,324)	464,447
CPFL Santa Cruz	131,149	-	12,469	-	(4,895)	138,724
CPFL Leste Paulista	46,301	-	3,819	-	(1,725)	48,395
CPFL Sul Paulista	55,233	-	4,066	-	-	59,298
CPFL Jaguari	28,521	-	5,857	-	(139)	34,240
CPFL Mococa	29,205	-	3,938	-	(1,105)	32,039
RGE	1,580,807	-	59,388	(16,936)	(40,546)	1,582,713
CPFL Geração	2,169,922	-	129,628	(8,088)	-	2,291,462
CPFL Jaguari Geração	42,729	-	711	-	(2,621)	40,819
CPFL Brasil	51,779	-	32,916	-	(15,812)	68,884
CPFL Planalto	2,003	-	1,005	-	(1,372)	1,635
CPFL Serviços	7,117	43,026	(4,189)	-	-	45,954
CPFL Atende	17,373	-	2,605	-	(4,034)	15,945
Nect	16,087	-	5,600	-	(13,615)	8,071
CPFL Total	19,930	-	4,930	-	(247)	24,613
CPFL Jaguariuna	2,496	80	(51)	-	-	2,525
CPFL Telecom	(33,969)	19,000	(13,264)	-	-	(28,233)
CPFL Centrais Geradoras	19,972	-	(616)	-	(3,555)	15,801
CPFL ESCO	66,038	-	4,022	-	(10,230)	59,830
AUTHI	1,912	2,600	10,064		(1,903)	12,674
	6,144,668	64,706	578,166	(404,363)	(290,569)	6,092,610

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

In the interim consolidated financial statements, the investment balances correspond to the interest in the joint ventures accounted for by the equity method:

Investment in joint ventures	June 30, 2016	December 31, 2015	1st semester 2016	1st semester 2015
	Shareholders equity interest		Equity in subsidiaries

Baesa	174,349	166,150	8,199	557
Enercan	526,196	473,148	53,048	24,225
Chapecoense	487,189	449,049	38,140	20,255
EPASA	184,996	147,485	33,020	36,912
Fair value adjustments of assets, net	11,509	11,799	(290)	(568)
	1,384,239	1,247,631	132,118	81,381

12.2 Fair value adjustments and goodwill

Fair value adjustments (value added) refer basically to the right to the concession, acquired through business combinations. The goodwill refers mainly to acquisitions of investments and is based on projections of future profits.

In the consolidated interim financial statements, these amounts are classified as Intangible Assets (note 14).

12.3 Dividends and interest on capital receivable

At June 30, 2016 and December, 31 2015, the Company has the following amounts receivable from the subsidiaries below, relating to dividends and interest on capital:

	Parent company
	Dividends		Interest on Shareholders´ Equity		Total
Investment	June 30, 2016	December 31, 2015	June 30, 2016	December 31, 2015	June 30, 2016	December 31, 2015
CPFL Paulista	-	612,585	-	52,383	-	664,968
CPFL Piratininga	-	172,239	-	27,084	-	199,323
CPFL Santa Cruz	-	19,527	4,160	7,517	4,160	27,044
CPFL Leste Paulista	3,220	3,220	3,568	2,102	6,788	5,322
CPFL Sul Paulista	3,848	3,848	1,986	1,986	5,834	5,834
CPFL Jaguari	1,291	1,152	-	-	1,291	1,152
CPFL Mococa	2,499	2,499	2,174	1,234	4,673	3,733
RGE	-	67,815	-	64,073	-	131,888
CPFL Geração	103,532	103,532	-	-	103,532	103,532
CPFL Centrais Geradoras	-	1,185	-	-	-	1,185
CPFL Jaguari Geração	-	1,667	-	-	-	1,667
CPFL Brasil	55,046	41,176	1,650	1,601	56,696	42,777
CPFL Planalto	-	458	-	-	-	458
CPFL Serviços	-	12,026	-	-	-	12,026
CPFL Atende	-	-	554	-	554	-
Nect Serviços	5,000	4,539	-	-	5,000	4,539
CPFL Total	-	5,589	-	-	-	5,589
CPFL ESCO	9,565	9,565	16,325	6,354	25,890	15,919
AUTHI	-	634	-	-	-	634
	184,001	1,063,256	30,417	164,334	214,418	1,227,590

At the consolidated financial statements, the balance of dividends and interest on capital receivable at June 30, 2016 is R$ 13,424 (R$ 91,392 at December 31, 2015) related to joint ventures.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

12.4 Noncontrolling interests and joint ventures

The disclosure of interests in subsidiaries, in accordance with IFRS 12 and CPC 45, is as follows:

12.4.1    Movements in noncontrolling interests

	CERAN	CPFL Renováveis	Paulista Lajeado	Total
As of December 31, 2015	234,271	2,148,490	73,182	2,455,942
Equity Interests and voting capital	35.00%	48.39%	40.07%

Net equity attributable to noncontrolling shareholders	20,152	(79,068)	339	(58,578)
Dividends	-	(16,114)	-	(16,114)
Other movements	-	-	(31)	(31)
As of June 30, 2016	254,423	2,053,307	73,489	2,381,218
Equity Interests and voting capital	35.00%	48.39%	40.07%

12.4.2    Summarized financial information of subsidiaries that have interests of noncontrolling shareholders

Summarized financial information on subsidiaries that have interests of noncontrolling shareholders at June 30, 2016 and December 31, 2015 and in the semesters ended in June 30, 2016 and 2015 are as follows:

	June 30, 2016			December 31, 2015
	CERAN	CPFL Renováveis	Paulista Lajeado	CERAN	CPFL Renováveis	Paulista Lajeado
Current assets	249,044	942,186	26,996	203,205	1,296,420	39,916
Cash and cash equivalents	191,375	564,328	16,676	154,845	871,503	30,907
Noncurrent assets	955,269	10,913,957	122,959	997,049	10,607,682	126,147

Current liabilities	109,495	1,098,680	5,644	128,920	1,174,865	16,515
Borrowings and debentures	60,311	659,829	326	62,279	854,042	392
Other financial liabilities	14,793	71,575	1,206	39,068	75,716	6,496
Noncurrent liabilities	367,897	6,637,362	36,222	401,988	6,425,440	40,908
Borrowings and debentures	281,744	5,363,120	36,057	318,864	5,150,530	40,908
Other financial liabilities	86,152	633	-	83,124	633	-
Equity	726,922	4,120,101	108,089	669,346	4,303,797	108,639
Equity attributable to controlling shareholders	726,922	4,004,561	108,089	669,346	4,176,063	108,639
Equity attributable to noncontrolling shareholders	-	115,540	-	-	127,734	-

	1st semester 2016			1st semester 2015
	CERAN	CPFL Renováveis	Paulista Lajeado	CERAN	CPFL Renováveis	Paulista Lajeado
Net operating revenue	147,313	638,918	15,087	156,236	660,035	15,312
Operating cost and expense	(28,051)	(260,189)	(14,570)	(71,033)	(326,530)	(22,400)
Depreciation and amortization	(22,649)	(268,259)	(1)	(23,082)	(260,696)	(4)
Interest income	12,765	55,140	1,476	6,176	51,168	642
Interest expense	(19,024)	(284,869)	(689)	(19,834)	(252,858)	(315)
Income tax expense	(29,811)	(16,871)	447	(22,373)	(11,799)	(231)
Profit (loss)	57,576	(167,582)	844	43,209	(157,727)	466
Attributable to controlling shareholders	57,576	(171,502)	844	43,209	(158,516)	466
Attributable to nocontrolling shareholders	-	3,920	-	-	789	-

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

12.4.3    Joint ventures

Summarized financial information on joint ventures at June 30, 2016 and December 31, 2015 and in the semesters ended in June 30, 2016 and 2015 are as follows:

	June 30, 2016				December 31, 2015
	Enercan	Baesa	Chapecoense	Epasa	Enercan	Baesa	Chapecoense	Epasa
Current assets	288,104	52,901	269,836	171,404	292,133	105,198	356,493	305,371
Cash and cash equivalents	176,275	18,012	130,678	54,786	112,387	75,097	239,192	120,307
Noncurrent assets	1,201,775	1,148,821	3,060,231	591,807	1,253,002	1,174,604	3,079,957	600,413

Current liabilities	141,367	113,675	294,491	144,476	264,721	188,077	447,142	336,794
Borrowings and debentures	86,565	86,000	136,554	40,878	86,724	111,422	136,322	57,269
Other financial liabilities	9,410	23,109	75,418	43,457	81,121	70,793	115,360	122,921
Noncurrent liabilities	268,538	390,815	2,080,304	271,912	309,317	427,284	2,108,820	292,490
Borrowings and debentures	195,255	108,072	1,348,920	235,452	240,336	155,826	1,404,553	251,913
Other financial liabilities	25,782	271,285	730,113	32,799	24,759	260,042	703,556	40,381
Equity	1,079,975	697,232	955,272	346,824	971,097	664,442	880,488	276,500

	1st semester 2016				1st semester 2015
	Enercan	Baesa	Chapecoense	Epasa	Enercan	Baesa	Chapecoense	Epasa
Net operating revenue	277,471	128,940	375,775	271,795	240,067	230,831	350,681	497,513
Operating cost and expense	(73,017)	(26,392)	(75,437)	(164,743)	(114,657)	(153,548)	(111,395)	(381,406)
Depreciation and amortization	(26,925)	(26,114)	(64,002)	(16,414)	(26,791)	(27,664)	(65,630)	(16,191)
Interest income	14,614	6,097	16,393	6,541	5,790	2,719	9,715	4,906
Interest expense	(19,183)	(11,757)	(63,419)	(12,285)	(27,575)	(11,653)	(66,108)	(15,399)
Income tax expense	(56,412)	(16,918)	(38,501)	(16,063)	(25,495)	(1,153)	(21,705)	(15,333)
Profit (loss)	108,877	32,790	74,783	61,905	49,719	2,228	39,716	69,173
Equity Interests and voting capital	48.72%	25.01%	51.00%	53.34%	48.72%	25.01%	51.00%	53.34%

Although holding more than 50% in Epasa and Chapecoense, the subsidiary CPFL Geração controls these investments jointly with other shareholders. The analysis of the classification of the type of investment is based on the Shareholders' Agreement of each joint venture.

The borrowings from the BNDES obtained by the joint ventures ENERCAN, BAESA and Chapecoense establish restrictions on the payment of dividends to subsidiary CPFL Geração above the mandatory minimum dividend of 25% without the prior consent of the BNDES.

12.4.4    Jointly controlled operation

Through its wholly-owned subsidiary CPFL Geração, the Company holds part of the assets of the Serra da Mesa hydropower plant, located on the Tocantins River, in Goiás State. The concession and operation of the hydropower plant belong to Furnas Centrais Elétricas S.A. In order to maintain these assets operating jointly with Furnas (joint operation), CPFL Geração was assured 51.54% of the installed power of 1,275 MW (657 MW) and the assured energy of mean 671 MW (mean 345.4 MW) until 2028 (information on energy capacity measures not audited by the independent auditors).

12.5Advance for future capital increase

At June 30, 2016 the balances of advance for future capital increase mainly refer to advances to the subsidiary CPFL Telecom (R$ 16,000), approved in September 2015.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

(13)   PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Land	Reservoirs, dams and water mains	Buildings, construction and improvements	Machinery and equipment	Vehicles	Furniture and fittings	In progress	Total
As of December 31, 2015	176,807	1,376,246	1,075,982	5,824,089	36,230	9,696	674,166	9,173,217
Historic cost	198,141	1,965,641	1,516,228	7,878,838	52,947	22,323	674,166	12,308,285
Accumulated depreciation	(21,334)	(589,395)	(440,246)	(2,054,749)	(16,717)	(12,627)	-	(3,135,068)

Additions	-	180	77	77	-	-	545,395	545,729
Disposals	-	-	-	(4,155)	(416)	(214)	(160)	(4,944)
Transfers	3,198	48,747	94,589	242,422	9,710	379	(399,044)	-
Reclassification - cost	(58)	(4,450)	(23,213)	32,638	(13)	(416)	-	4,488
Transfers from/to other assets - cost	-	6	1	(373)	-	1	(10,308)	(10,673)
Depreciation	(3,713)	(37,229)	(23,850)	(183,933)	(3,819)	(876)	-	(253,421)
Write-off of depreciation	-	-	-	3,182	165	88	-	3,435
Reclassification - depreciation	(1,211)	346	(5,336)	1,599	7	107	-	(4,488)

As of June 30, 2016	175,022	1,383,845	1,118,250	5,915,547	41,865	8,765	810,047	9,453,342
Historic cost	201,282	2,010,125	1,587,681	8,137,625	62,229	22,072	810,047	12,831,060
Accumulated depreciation	(26,260)	(626,279)	(469,431)	(2,222,078)	(20,363)	(13,306)	-	(3,377,718)

Average depreciation rate	3.86%	3.89%	3.11%	4.45%	12.99%	9.77%

In accordance with IAS 23 / CPC 20 (R1), the interest on borrowings taken by subsidiaries to finance the works is capitalized during the construction phase. In the first semester of 2016, R$ 28,456 was capitalized at a rate of 11.76% p.a. (R$ 4,180 in the first semester of 2015 at a rate of 11.81% p.a.) (Note 29).

The amounts stated under "Reclassification - cost" mainly relate to the subsidiary CPFL Renováveis and refer to transfers for amendments of fixed asset groups, they do not alter the amount of depreciation expense registered in the period, as there was no change to their useful lives.

In the consolidated, depreciation expenses are recognized in the statement of profit or loss in line item “depreciation and amortization” (note 28).

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

(14)   INTANGIBLE ASSETS

	Consolidated
	Goodwill	Concession right				Other intangible assets	Total
		Acquired in business combinations	Distribution infrastructure - operational	Distribution infrastructure - in progress	Public utilities
As of December 31, 2015	6,115	4,355,546	4,249,182	499,627	28,743	71,125	9,210,338
Historical cost	6,152	7,441,902	10,348,857	499,627	35,840	192,626	18,525,004
Accumulated amortization	(37)	(3,086,356)	(6,099,675)	-	(7,097)	(121,500)	(9,314,665)

Additions	-	-	-	434,618	-	3,319	437,937
Amortization	-	(123,907)	(237,164)	-	(710)	(5,850)	(367,631)
Transfer - intangible assets	-	-	222,271	(222,271)	-	-	-
Transfer - financial asset	-	-	(8,004)	(234,227)	-	-	(242,231)
Disposal and transfer - other assets	-	-	(18,968)	-	-	1,347	(17,621)

As of June 30, 2016	6,115	4,231,639	4,207,317	477,747	28,033	69,941	9,020,793
Historical cost	6,152	7,236,860	10,470,603	477,747	35,840	195,271	18,422,473
Accumulated amortization	(37)	(3,005,221)	(6,263,286)	-	(7,807)	(125,329)	(9,401,680)

In the consolidated the amortization of intangible assets is recognized in the statement of profit or loss in the following line items: (i) “depreciation and amortization” for amortization of distribution infrastructure intangible assets, use of public asset and other intangible assets; and (ii) “amortization of concession intangible asset” for amortization of the intangible asset acquired in business combination (note 28).

In accordance with IAS 23 / CPC 20 (R1), the interest on borrowings taken by subsidiaries is capitalized for qualifying intangible assets. In the first semester of 2016 R$ 5,483 was capitalized (R$ 5,584 in the first semester of 2015) at a rate of 7.58% p.a. (7.50% p.a. in the first semester of 2015).

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

14.1     Intangible asset acquired in business combinations

The breakdown of the intangible asset related to the right to operate the concessions acquired in business combinations is as follows:

	Consolidated
	June 30, 2016			December 31, 2015	Annual amortization rate
	Historic cost	Accumulated amortization	Net value	Net value	2016	2015
Intangible asset - acquired in business combinations
Intangible asset acquired, not merged
Parent company
CPFL Paulista	304,861	(192,025)	112,836	117,829	3.28%	4.78%
CPFL Piratininga	39,065	(23,098)	15,966	16,614	3.31%	4.50%
RGE	3,150	(1,626)	1,523	1,590	4.24%	5.51%
CPFL Geração	54,555	(32,721)	21,834	22,757	3.38%	5.04%
CPFL Jaguari Geração	7,896	(3,447)	4,449	4,584	3.41%	6.36%
	409,527	(252,918)	156,609	163,373

Subsidiaries
CPFL Renováveis	3,764,809	(645,328)	3,119,480	3,195,215	4.02%	4.35%
Other	618	(124)	494	516
	3,765,427	(645,452)	3,119,975	3,195,731

Subtotal	4,174,954	(898,370)	3,276,584	3,359,104

Intangible asset acquired and merged – Deductible
Subsidiaries
RGE	1,120,266	(850,529)	269,738	281,551	2.11%	1.79%
CPFL Geração	426,450	(308,514)	117,936	122,919	2.34%	3.80%
Subtotal	1,546,716	(1,159,042)	387,673	404,470

Intangible asset acquired and merged – Reassessed
Parent company
CPFL Paulista	1,074,026	(706,359)	367,667	383,770	3.00%	4.34%
CPFL Piratininga	115,762	(68,448)	47,314	49,232	3.31%	4.50%
RGE	310,128	(165,317)	144,811	151,153	4.09%	5.32%
CPFL Jaguari Geração	15,275	(7,687)	7,588	7,818	3.01%	5.61%
Subtotal	1,515,190	(947,811)	567,380	591,972

Total	7,236,860	(3,005,221)	4,231,639	4,355,546

As mentioned in Note 3, from January 1, 2016, in line with the changes to IAS 16/CPC 27 and IAS 38/CPC 04 (R1), the Company will amortize intangible assets acquired in business combinations prospectively on a straight-line basis over the remaining period of the concessions.

(15)   TRADE PAYABLES

	Consolidated
	June 30, 2016	December 31, 2015
Current
System service charges	46,471	203,961
Energy purchased	1,180,870	2,402,823
Electricity network usage charges	110,056	106,940
Materials and services	227,146	331,809
Free energy	123,460	115,676
Total	1,688,003	3,161,210

Noncurrent
Materials and services	633	633

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

(16)   INTEREST ON DEBTS AND BORROWINGS

	Consolidated
	June 30, 2016				December 31, 2015
	Interest - current and noncurrent	Principal		Total	Interest - current and noncurrent	Principal		Total
		Current	Noncurrent			Current	Noncurrent
Measured at cost
Local currency
Investment	17,295	710,594	4,867,561	5,595,450	17,775	693,058	4,970,715	5,681,549
Rental assets	17	772	3,173	3,962	17	687	3,434	4,138
Financial Institutions	192,794	147,180	1,439,482	1,779,456	179,656	382,411	1,350,746	1,912,812
Other	802	8,359	8,370	17,531	764	134,960	10,002	145,726
Total at cost	210,908	866,905	6,318,586	7,396,399	198,212	1,211,115	6,334,897	7,744,225

Measured at fair value
Foreign currency
Financial Institutions	34,177	1,335,047	4,817,407	6,186,631	40,714	1,651,199	5,560,517	7,252,430
Mark to market	-	(18,774)	(157,131)	(175,905)	-	(29,269)	(282,980)	(312,249)
Total at fair value	34,177	1,316,273	4,660,276	6,010,726	40,714	1,621,930	5,277,536	6,940,180

Borrowing costs (*)	-	(2,192)	(31,675)	(33,867)	-	(1,391)	(20,227)	(21,618)

Total	245,086	2,180,986	10,947,188	13,373,260	238,926	2,831,654	11,592,206	14,662,787

	Consolidated
Measured at amortized cost	June 30, 2016	December 31, 2015	Annual interest	Amortization	Collateral
Local currency
Investment
CPFL Paulista
FINEM V	53,791	70,293	TJLP + 2.12% to 3.3% (c)	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM V	4,510	5,384	Fixed rate 8% (c)	90 monthly installments from August 2011	CPFL Energia guarantee and receivables
FINEM V	34,605	38,386	Fixed rate 5.5% (b)	96 monthly installments from February 2013	CPFL Energia guarantee and receivables
FINEM VI	173,692	197,145	TJLP + 2.06% to 3.08% (e) (f)	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM VI	9,659	10,412	Fixed rate 2.5% (a)	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINEM VI	177,201	191,022	Fixed rate 2.5% (a)	96 monthly installments from December 2014	CPFL Energia guarantee and receivables
FINEM VII	61,774	63,777	Fixed rate 6% (b)	96 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VII	75,284	65,304	SELIC + 2.62% to 2.66% (h)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VII	144,183	130,774	TJLP + 2.12% to 2.66% (c) (d)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINAME	29,578	33,808	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
CPFL Piratininga
FINEM IV	28,971	37,859	TJLP + 2.12% to 3.3% (c)	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM IV	1,454	1,736	Fixed rate 8% (c)	90 monthly installments from August 2011	CPFL Energia guarantee and receivables
FINEM IV	17,996	19,962	Fixed rate 5.5% (b)	96 monthly installments from February 2013	CPFL Energia guarantee and receivables
FINEM V	50,766	57,621	TJLP + 2.06% to 3.08% (e) (f)	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM V	2,537	2,735	Fixed rate 2.5% (a)	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINEM V	44,097	47,536	Fixed rate 2.5% (a)	96 monthly installments from December 2014	CPFL Energia guarantee and receivables
FINEM VI	42,668	39,605	SELIC + 2.62% to 2.66% (h)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VI	71,512	69,054	TJLP + 2.12% to 2.66% (c) (d)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VI	30,137	30,463	Fixed rate 6% (b)	96 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINAME	14,025	16,031	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
RGE
FINEM V	32,560	42,549	TJLP + 2.12% to 3.3% (c)	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM V	13,275	14,725	Fixed rate 5.5% (b)	96 monthly installments from February 2013	CPFL Energia guarantee and receivables
FINEM VI	92,792	105,322	TJLP + 2.06% to 3.08% (e) (f)	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM VI	1,022	1,102	Fixed rate 2.5% (a)	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINEM VI	65,158	70,240	Fixed rate 2.5% (a)	96 monthly installments from December 2014	CPFL Energia guarantee and receivables
FINEM VII	42,155	43,522	Fixed rate 6% (b)	96 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VII	66,904	59,348	SELIC + 2.62% to 2.66% (h)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VII	88,489	76,728	TJLP + 2.12% to 2.66% (d)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINAME	7,038	8,045	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
FINAME	198	227	Fixed rate 10.0%	90 monthly installments from May 2012	Liens on assets
FINAME	647	715	Fixed rate 10.0%	66 monthly installments from October 2015	Liens on assets
CPFL Santa Cruz
FINEM	9,698	10,306	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	3,537	3,663	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	6,725	7,382	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
CPFL Leste Paulista
FINEM	3,623	3,850	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	1,297	1,343	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	2,468	2,709	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
CPFL Sul Paulista
FINEM	2,573	2,734	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	1,811	1,876	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	3,464	3,803	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
CPFL Jaguari
Bank credit note - Santander	1,587	1,710	TJLP + 3.1%	96 monthly installments from June 2014	CPFL Energia guarantee
Bank credit note - Santander	619	808	UMBNDES + 2.1%	96 monthly installments from June 2014	CPFL Energia guarantee
FINEM	2,583	2,745	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	1,346	1,394	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	2,575	2,826	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
CPFL Mococa
Bank credit note - Santander	2,042	2,200	TJLP + 3.1%	96 monthly installments from June 2014	CPFL Energia guarantee
Bank credit note - Santander	796	1,039	UMBNDES + 2.1%	96 monthly installments from June 2014	CPFL Energia guarantee
Bank credit note - Santander	1,503	1,932	UMBNDES +1.99%	96 monthly installments from October 2015	CPFL Energia guarantee
Bank credit note - Santander	4,351	4,619	TJLP + 2.99% (f)	96 monthly installments from October 2015	CPFL Energia guarantee
CPFL Serviços
FINAME	1,403	1,509	Fixed rate 2.5% to 5.5%	96 monthly installments from August 2014	CPFL Energia guarantee and liens on equipment
FINAME	342	357	Fixed rate 6%	72 monthly installments from April 2016	CPFL Energia guarantee and liens on equipment
FINAME	767	864	Fixed rate 7.7% to 10%	90 monthly installments from November 2012	CPFL Energia guarantee and liens on equipment
FINAME	12,169	13,049	Fixed rate 2.5% to 5.5%	114 monthly installments from February 2013	CPFL Energia guarantee and liens on equipment
FINAME	53	60	TJLP + 4.2%	90 monthly installments from November 2012	CPFL Energia guarantee and liens on equipment
FINAME	2,454	2,659	Fixed rate 6%	90 monthly installments from October 2014	CPFL Energia guarantee and liens on equipment
FINAME	108	108	Fixed rate 6%	96 monthly installments from July 2016	CPFL Energia guarantee and liens on equipment
FINAME	6,131	6,496	Fixed rate 6%	114 monthly installments from June 2015	CPFL Energia guarantee and liens on equipment
FINAME	883	1,002	TJLP + 2.2% to 3.2% (c)	56 monthly installments from July 2015	CPFL Energia guarantee and liens on equipment
FINAME	4,274	4,006	Fixed rate 9.5% to 10% (c)	66 monthly installments from October 2015	CPFL Energia guarantee and liens on equipment
FINAME	1,343	-	Fixed rate 6% to 10% (c)	66 monthly installments from April 2016	CPFL Energia guarantee and liens on equipment

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

CERAN
BNDES	289,400	312,150	TJLP + 3.69% to 5%	168 monthly installments from December 2005	Pledge of shares, credit and concession rights, revenues and CPFL Energia guarantee
BNDES	52,656	68,993	UMBNDES + 5% (1)	168 monthly installments from February 2006	Pledge of shares, credit and concession rights, revenues and CPFL Energia guarantee
CPFL Transmissão
FINAME	18,167	19,466	Fixed rate 3.0%	96 monthly installments from July 2015	CPFL Energia guarantee
CPFL Telecom
FINAME	7,610	7,610	Fixed rate 6.0% (b)	60 monthly installments from December 2016	CPFL Energia guarantee
FINEM	7,490	7,018	SELIC + 3.12% (h)	60 monthly installments from December 2016	CPFL Energia guarantee
FINEM	21,698	21,544	TJLP + 2.12% to 3.12% (c)	60 monthly installments from December 2016	CPFL Energia guarantee
CPFL Renováveis
FINEM I	276,374	290,445	TJLP + 1.95%	168 monthly installments from October 2009	PCH Holding a joint and several debtor, letters of guarantee
FINEM II	23,765	25,308	TJLP + 1.90%.	144 monthly installments from June 2011	CPFL Energia guarantee, liens on assets and assignment of credit rights
FINEM III	511,746	528,528	TJLP + 1.72%	192 monthly installments from May 2013	CPFL Energia guarantee, pledge of shares, liens on assets, assignment of credit rights
FINEM V	85,535	90,678	TJLP + 2.8% to 3.4%	143 monthly installments from December 2011	PCH Holding 2 and CPFL Renováveis as joint and several debtors.
FINEM VI	77,097	79,457	TJLP + 2.05%	192 monthly installments from October 2013	Pledge of CPFL Renováveis shares, assignment of receivables
FINEM VII	147,639	156,737	TJLP + 1.92%	156 monthly installments from October 2010	Pledge of shares, assignment of rights, liens on machinery and equipment
FINEM IX	28,764	32,289	TJLP + 2.15%	120 monthly installments from May 2010	Pledge of shares of subsidiary and liens on machinery and equipment
FINEM X	380	528	TJLP	84 monthly installments from October 2010	Pledge of shares, assignment of rights, liens on machinery and equipment
FINEM XI	110,790	115,676	TJLP + 1.87% to 1.9%	168 monthly installments from January 2012	CPFL Energia guarantee, pledge of shares, liens on assets, assignment of credit rights
FINEM XII	326,550	335,894	TJLP + 2.18%	192 monthly installments from July 2014	CPFL Energia guarantee, liens on assets, joint assignment of credit rights, pledge of shares
FINEM XIII	326,615	296,891	TJLP + 2.02% to 2.18%	192 monthly installments from November 2014	Pledge of shares and machinery and equipment of SPE , assignment of rights
FINEM XIV	(0)	11,599	TJLP + 3.50%	120 monthly installments from June 2007	Liens on machinery and equipment , assignment of receivables, pledge of grantor rights - ANEEL, pledge of shares
FINEM XV	29,273	31,227	TJLP + 3.44%	139 monthly installments from September 2011	Assignment of receivables, pledge of grantor rights - ANEEL, pledge of shares
FINEM XVI	7,458	8,500	Fixed rate 5.50%	101 monthly installments from September 2011	Assignment of receivables, pledge of grantor rights - ANEEL, pledge of shares
FINEM XVII	475,607	490,786	TJLP + 2.18%	192 monthly installments from January 2013	Liens on machinery and equipment, assignment of receivables, pledge of grantor rights - ANEEL, pledge of shares and reserve account
FINEM XVIII	16,120	18,481	Fixed rate 4.5%	102 monthly installments from June 2011	CPFL Energia guarantee, liens on assets , assignment of credit rights
FINEM XIX	30,490	31,381	TJLP + 2.02%	192 monthly installments from January 2014	CPFL Energia guarantee, liens on assets, joint assignment of credit rights, pledge of shares
FINEM XX	48,398	52,091	Fixed rate 2.5%	108 monthly installments from January 2014	Pledge of CPFL Renováveis shares, pledge of shares and reserve account of SPE, assignment of receivables
FINEM XXI	41,537	42,765	TJLP + 2.02%	192 monthly installments from January 2014	CPFL Energia guarantee, liens on assets, joint assignment of credit rights, pledge of shares
FINEM XXII	42,582	45,828	Fixed rate 2.5%	108 monthly installments from January 2014	Pledge of CPFL Renováveis shares, pledge of shares and reserve account of SPE, assignment of receivables
FINEM XXIII	2,017	2,305	Fixed rate 4.5%	102 monthly installments from June 2011	CPFL Energia guarantee, liens on assets , assignment of credit rights
FINEM XXIV	123,036	136,528	Fixed rate 5.5%	108 monthly installments from January 2012	CPFL Energia guarantee, liens on assets, joint assignment of credit rights
FINEM XXV	82,800	79,010	TJLP + 2.18%	192 monthly installments from June 2015	Pledge of shares and grantor rights, liens on assets and assignment of credit rights
FINEM XXVI	337,011	270,768	TJLP + 2.75%	192 monthly installments from July 2017	Pledge of shares and grantor rights, liens on assets and assignment of credit rights
FINEM XXVII	69,030	-	TJLP + 2,02%	162 monthly installments from November 2016	Pledge of shares of the intervening parties, assignment of credit rights, pledge of incidental rights authorized by ANEEL and SPE Reserve Account
FINAME IV	3,092	3,327	Fixed rate 2.5%	96 monthly installments from February 2015	Pledge of CPFL Renováveis shares, pledge of shares and reserve account of SPE, assignment of receivables
FINEP I	1,643	1,890	Fixed rate 3.5%	61 monthly installments from October 2014	Bank guarantee
FINEP II	10,444	10,383	TJLP - 1.00%	85 monthly installments from June 2017	Guarantee
FINEP III	5,888	6,374	TJLP + 3.00%	73 monthly installments from July 2015	Guarantee
BNB I	104,470	108,835	Fixed rate 9.5% to 10%	168 monthly installments from January 2009	Liens
BNB II	161,781	165,324	Fixed rate 10% (J)	222 monthly installments from May 2010	CPFL Energia guarantee
BNB III	29,937	30,837	Fixed rate 9.5%	228 monthly installments from July 2009	Guarantee, liens on assets, assignment of credit rights
NIB	71,216	72,739	IGPM + 8.63%	50 quarterly installments from June 2011	No guarantee
Banco do Brasil	28,144	31,014	Fixed rate 10.00%	132 monthly installment from June 2010	Shareholders support, pledge of shares and grantor rights, assignment of receivables, performance bond, guarantee and civil liability
CPFL Brasil
FINEP	-	1,864	Fixed rate 5%	81 monthly installments from August 2011	Receivables
Purchase of assets
CPFL ESCO
FINAME	3,236	3,544	Fixed rate 4.5% to 8.7%	96 monthly installments from March 2012	CPFL Energia guarantee
FINAME	108	117	Fixed rate 6%	72 monthly installments from October 2016	CPFL Energia guarantee
FINAME	263	261	TJLP + 2.70%	48 monthly installments from October 2016	CPFL Energia guarantee
FINAME	230	216	SELIC + 2.70%	48 monthly installments from October 2016	CPFL Energia guarantee
FINAME	125	-	Fixed rate 9.5%	48 monthly installments from October 2016	CPFL Energia guarantee
Financial institutions
CPFL Energia
Santander - Working capital	-	331,343	86.40% of CDI	1 installment in January 2016	No guarantee
CPFL Paulista
Banco do Brasil - Working capital	354,958	331,549	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
CPFL Piratininga
Banco do Brasil - Working capital	62,473	58,353	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
CPFL Santa Cruz
Banco do Brasil - Working capital	46,854	43,764	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	7,283	7,637	CDI + 0.27% (f)	12 semiannual installments from June 2015	CPFL Energia guarantee
CPFL Leste Paulista
Banco IBM - Working capital	6,015	6,587	100.0% of CDI	14 semiannual installments from December 2012	CPFL Energia guarantee
Banco IBM - Working capital	22,396	23,790	CDI + 0.1%	12 semiannual installments from October 2014	CPFL Energia guarantee
Banco IBM - Working capital	16,467	17,268	CDI + 0.27%	12 semiannual installments from March 2015	CPFL Energia guarantee
Banco IBM - Working capital	7,606	8,052	CDI + 1.33 (f)	12 semiannual installments from June 2015	CPFL Energia guarantee

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

CPFL Sul Paulista
Banco do Brasil - Working capital	29,816	27,850	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	8,455	8,914	CDI + 0.27% to 1.33 (f)	12 semiannual installments from June 2015	CPFL Energia guarantee
CPFL Jaguari
Banco do Brasil - Working capital	4,118	3,846	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	12,040	13,266	100.0% of CDI	14 semiannual installments from December 2012	CPFL Energia guarantee
Banco IBM - Working capital	12,073	12,825	CDI + 0.1%	12 semiannual installments from October 2014	CPFL Energia guarantee
CPFL Mococa
Banco do Brasil - Working capital	26,977	25,198	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	3,907	4,305	100.0% of CDI	14 semiannual installments from December 2012	CPFL Energia guarantee
Banco IBM - Working capital	13,983	14,663	CDI + 0.27%	12 semiannual installments from March 2015	CPFL Energia guarantee
CPFL Serviços
Banco IBM - Working capital	4,330	5,111	CDI + 0.10%	11 semiannual installments from June 2013	CPFL Energia guarantee
CPFL Geração
Banco do Brasil - Working capital	642,113	642,124	109.5% of CDI	1 installment in March 2019	CPFL Energia guarantee
CPFL Renováveis
HSBC	250,442	290,679	CDI + 0.5% (i)	8 annual installment from June 2013	Pledge of shares
Safra	138,154	-	105% of CDI	14 installment from August 2016	Redeemable preferred shares structure
Banking credit notes -BCN- Banco BBM	31,157	-	CDI + 3.30%	1 installment in January 2017	No guarantee
Banking credit notes -BCN- Banco ABC	44,231	-	CDI + 3.80%	1 installment in December 2017	No guarantee
CPFL Telecom
Banco IBM - Working capital	33,606	35,689	CDI + 0.18%	12 semiannual installments from August 2014	CPFL Energia guarantee
Others
Eletrobrás
CPFL Paulista	3,242	3,931	RGR + 6% to 6.5%	monthly installments from August 2006	Receivables and promissory notes
CPFL Piratininga	13	88	RGR + 6%	monthly installments from August 2006	Receivables and promissory notes
RGE	6,614	7,658	RGR + 6%	monthly installments from August 2006	Receivables and promissory notes
CPFL Santa Cruz	743	1,029	RGR + 6%	monthly installments from January 2007	Receivables and promissory notes
CPFL Leste Paulista	425	532	RGR + 6%	monthly installments from February 2008	Receivables and promissory notes
CPFL Sul Paulista	411	544	RGR + 6%	monthly installments from August 2007	Receivables and promissory notes
CPFL Jaguari	16	24	RGR + 6%	monthly installments from June 2007	Receivables and promissory notes
CPFL Mococa	143	170	RGR + 6%	monthly installments from January 2008	Receivables and promissory notes
Others	5,925	131,751
Subtotal local currency - Cost	7,396,399	7,744,225
Foreign Currency
Measured at fair value
Financial Institutions
CPFL Energia
Santander	-	293,660	US$ + 1.547% (3)	1 installment in February 2016	No guarantee
Bradesco	-	154,665	US$ + 1.72% (2) (f)	1 installment in June 2016	No guarantee
Santander	166,066	197,044	US$ + 1.918% (3)	1 installment in September 2016	No guarantee
CPFL Paulista
Bank of America Merrill Lynch	329,969	397,324	US$ + 3.69% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	145,986	175,750	US$+Libor 3 months+1.70% (4)	1 installment in September 2018	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	162,460	195,524	US$ + Libor 3 months + 0.88% (3) (g)	1 installment in February 2020	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	162,287	195,380	US$+Libor 3 months+0.80% (3) (f)	4 semiannual installments from September 2017	CPFL Energia guarantee and promissory notes
BNP Paribas	72,492	85,991	Euro + 1.6350% (3)	1 installment in January 2018	CPFL Energia guarantee and promissory notes
Citibank	162,394	195,502	US$+Libor 3 months + 1.35% (4)	1 installment in March 2019	CPFL Energia guarantee and promissory notes
Citibank	188,988	227,397	US$ + Libor 3 months + 1.44% (3)	1 installment in January 2020	CPFL Energia guarantee and promissory notes
HSBC	281,340	338,504	US$ + Libor 3 months + 1.30% (3)	1 installment in January 2018	CPFL Energia guarantee and promissory notes
J.P. Morgan	129,893	156,381	US$ + 2.28% to 2.32% (3)	1 installment in December 2017	CPFL Energia guarantee and promissory notes
J.P. Morgan	114,815	138,255	US$ + 2.36% to 2.39% (3)	1 installment in January 2018	CPFL Energia guarantee and promissory notes
J.P. Morgan	82,137	98,891	US$ + 2.74% (3)	1 installment in January 2019	CPFL Energia guarantee and promissory notes
J.P. Morgan	49,069	59,080	US$ + 2.2% (3)	1 installment in February 2018	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	487,840	587,094	US$ + Libor 3 months + 1.40% (3)	1 installment in February 2018	CPFL Energia guarantee and promissory notes
Mizuho Bank	243,307	292,895	US$+Libor 3 months+1.55% (3) (f)	3 semiannual installments from March 2018	CPFL Energia guarantee and promissory notes
Morgan Stanley	163,375	196,502	US$ + Libor 6 months + 1.75% (3)	1 installment in September 2016	CPFL Energia guarantee and promissory notes
Scotiabank	79,321	95,502	US$ + 3.3125% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Syndicated loan - Bank of America Merrill Lynch, Citibank, HSBC and EDC-Export Development Canada	216,999	-	US$ + Libor 3 months + 2.7% (4)	5 semiannual installments from May 2019	CPFL Energia guarantee and promissory notes
CPFL Piratininga
Bank of America Merrill Lynch	40,696	48,964	US$ + Libor 3 months + 1.15% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	81,317	97,849	US$ + Libor 3 months + 1.15% (3)	1 installment in August 2016	CPFL Energia guarantee and promissory notes
BNP Paribas	199,353	236,474	Euro + 1.6350% (3)	1 installment in January 2018	CPFL Energia guarantee and promissory notes
Citibank	203,434	244,778	US$ + Libor 3 months + 1.41% (3)	2 annual installments from January 2019	CPFL Energia guarantee and promissory notes
Citibank	162,394	195,502	US$ + Libor 3 months + 1.35% (4)	1 installment in March 2019	CPFL Energia guarantee and promissory notes
Santander	147,205	177,268	US$ + 2.58% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Scotiabank	103,603	124,737	US$ + 3.3125% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Scotiabank	53,969	64,980	US$ + 2.08% (3)	1 installment in August 2017	CPFL Energia guarantee and promissory notes
Sumitomo	162,852	195,938	US$ + Libor 3 months + 1.35% (3) (f)	1 installment in April 2018	CPFL Energia guarantee and promissory notes
Syndicated loan - Bank of America Merrill Lynch, Citibank, HSBC and EDC-Export Development Canada	216,999	-	US$ + Libor 3 months + 2.7% (4)	5 semiannual installments from May 2019	CPFL Energia guarantee and promissory notes
RGE
Bank of Tokyo-Mitsubishi	58,539	70,439	US$ + Libor 3 months + 0.82%(3)	1 installment in April 2018	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	266,384	320,602	US$ + Libor 3 months + 0.83%(3)	1 installment in May 2018	CPFL Energia guarantee and promissory notes
Citibank	48,759	58,683	US$ + Libor 3 months + 1.25%(4)	2 annual installments from May 2018	CPFL Energia guarantee and promissory notes
Citibank	228,113	274,426	US$ + Libor 6 months + 1.45% (3)	1 installment in April 2017	CPFL Energia guarantee and promissory notes
HSBC	44,264	53,260	US$ + Libor 3 months + 1.30% (3)	1 installment in October 2017	CPFL Energia guarantee and promissory notes
J.P. Morgan	198,839	239,453	US$ + 2.78% (3)	1 installment in February 2018	CPFL Energia guarantee and promissory notes
J.P. Morgan	-	139,466	US$ + 1.35% (3)	1 installment in February 2016	CPFL Energia guarantee and promissory notes
Syndicated loan - Bank of America Merrill Lynch, Citibank, HSBC and EDC-Export Development Canada	216,999	-	US$ + Libor 3 months + 2.7% (4)	5 semiannual installments from May 2019	CPFL Energia guarantee and promissory notes
CPFL Santa Cruz
Santander	-	34,679	US$ + 2.544% (3)	1 installment in June 2016	CPFL Energia guarantee and promissory notes
CPFL Sul Paulista
Santander	-	38,147	US$ + 2.544% (3)	1 installment in June 2016	CPFL Energia guarantee and promissory notes
CPFL Jaguari
Santander	-	53,752	US$ + 2.544% (3)	1 installment in June 2016	CPFL Energia guarantee and promissory notes
CPFL Geração
HSBC	324,579	390,757	US$+Libor 3 months + 1.30% (3)	1 installment in March 2017	CPFL Energia guarantee and promissory notes
CCB-China Construction Bank	97,453	-	US$+Libor 3 months + 1.60% (3) + 1.4% fee	1 installment in June 2019	CPFL Energia guarantee and promissory notes
CPFL Serviços
J.P. Morgan	12,260	14,760	US$ + 1.75% (3)	1 installment in October 2016	CPFL Energia guarantee and promissory notes
Paulista Lajeado
Banco Itaú	35,603	42,862	US$ + 3.196% (4)	1 installment in March 2018	CPFL Energia guarantee and promissory notes
CPFL Brasil
Scotiabank	44,281	53,317	US$ + 2.779% (3)	1 installment in August 2018	CPFL Energia guarantee and promissory notes

Mark to market	(175,905)	(312,249)

Total Foreign Currency - fair value	6,010,726	6,940,180

Borrowing costs(*)	(33,867)	(21,618)

Total - Consolidated	13,373,258	14,662,787

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

The subsidiaries hold swaps converting the operating cost of currency variation to interest rate variation in reais. corresponding to :
(1) 143.85% of CDI	(3) 99% to 109% of CDI
(2) 95,2% of CDI	(4) 109.1% to 119% of CDI

Effective rate:
(a) 30% to 40% of CDI	(e) 80.1% to 90% of CDI	(i) CDI + 0.73%
(b) 40.1% to 50% of CDI	(f) 100.1% to 110% of CDI	(J) Fixed rate 10.57%
(c) 60.1% to 70% of CDI	(g) 110.1% to 120% of CDI
(d) 70.1% to 80% of CDI	(h) 120.1% to 130% of CDI

 (*) In accordance with IAS 39 / CPC 08, this refers to the fundraising costs attributable to issuance of the respective debts

 (**) Syndicated transaction - foreign currency financial loans, with a group of financial institutions as counterparty.

In conformity with CPC 38 and 39 and IAS 32 and 39, the Company and its subsidiaries classified their debts as (i) other financial liabilities (or measured at amortized cost), and (ii) financial liabilities measured at fair value through profit and loss.

The objective of classification as financial liabilities of borrowings measured at fair value is to compare the effects of recognition of income and expense derived from marking derivatives to market, tied to the borrowings, in order to obtain more relevant and consistent accounting information. At June 30, 2016, the total balance of the borrowings measured at fair value was R$ 6,010,726 (R$ 6,940,180 at December 31, 2015).

Changes in the fair values of these borrowings are recognized in the finance income/cost of the Company and its subsidiaries. In June 30, 2016 the accumulated gains of R$ 175,905 (R$ 312,249 at December 31, 2015) on marking the borrowings to market, less losses of R$ 50,359 (R$ 184,518 at December 31, 2015) of marking to market the derivative financial instruments contracted as a hedge against foreign exchange variations (note 33), resulted in a total net gain of R$ 125,546 (R$ 127,731 at December 31, 2015).

The maturities of the principal of borrowings are scheduled as follows:

Maturity	Consolidated
From July 1, 2017	800,510
2018	3,778,125
2019	2,524,457
2020	1,294,193
2021	665,399
2022 to 2026	1,443,177
2027 to 2031	564,392
2032 to 2036	34,066
Subtotal	11,104,319
Mark to market	(157,131)
Total	10,947,188

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

Main borrowings in the period:

		R$ thousand
Company	Bank / credit line	Total approved	Released in 2016	Released net of fundraising costs	Interest	Utilization
Local currency:
Investment:
CPFL Paulista	FINEM VII	427,716	27,075	26,421	Quarterly	Subsidiary's investment plan
CPFL Piratininga	FINEM VI	194,862	7,866	7,586	Quarterly	Subsidiary's investment plan
RGE	FINEM VII	266,790	21,125	20,740	Quarterly	Subsidiary's investment plan
CPFL Serviços	FINAME (a)	6,011	1,730	1,730	Quarterly	Purchase of machinery and equipment
CPFL Renováveis	FINEM XIII	379,948	38,873	38,873	Monthly	Subsidiary's investment plan
CPFL Renováveis	FINEM XXVII	69,103	67,628	67,628	Monthly	Subsidiary's investment plan
CPFL Renováveis	FINEM XXVI	764,109	52,000	50,890	Monthly	Subsidiary's investment plan

Financial institutions:
CPFL Paulista	Syndicated loan : Bank of America Merrill Lynch, Citibank, HSBC e EDC / Law 4.131	236,127	236,127	232,458	Quarterly	Working capital improvement
CPFL Piratininga	Syndicated loan : Bank of America Merrill Lynch, Citibank, HSBC e EDC / Law 4.131	236,127	236,127	232,461	Quarterly	Working capital improvement
RGE	Syndicated loan : Bank of America Merrill Lynch, Citibank, HSBC e EDC / Law 4.131	236,127	236,127	232,461	Quarterly	Working capital improvement
CPFL Geração	CCB China / Law 4.131 (a)	104,454	104,454	104,454	Quarterly	Working capital improvement
CPFL Renováveis - Alto Irani	Banco Safra / redeemable preferred shares of the subsidiary Alto Irani (a)	75,000	75,000	73,416	Semiannual	Subsidiary's investment plan
CPFL Renováveis - Plano Alto	Banco Safra / redeemable preferred shares of the subsidiary Plano Alto (a)	55,000	55,000	53,838	Semiannual	Subsidiary's investment plan
CPFL Renováveis parent company	Banco BBM/BCN (a)	30,000	30,000	30,000	Bullet	Working capital improvement
CPFL Renováveis parent company	Banco ABC/BCN (a)	44,000	44,000	44,000	Bullet	Subsidiary's investment plan
		3,125,374	1,233,132	1,216,956

(a) the agreement has no restrictive covenants

Restrictive covenants

Borrowings are subject to certain restrictive covenants and include clauses that require the Company and/or its subsidiaries to maintain certain financial ratios within pre-established parameters. The loan contracts also include non-financial restrictive clauses, complied with in accordance with the latest assessment period.

Some loans contracted or with releases in 2016 have the clauses related to financial indicators, as follow:

FINEM VI and VII - CPFL Paulista, CPFL Piratininga and RGE

Maintenance, by the subsidiaries, of the following ratios:

•         Net indebtedness divided by EBITDA – maximum of 3.5

•         Net indebtedness divided by the sum of net indebtedness and Shareholder’s Equity – maximum of 0.90

CPFL Renováveis (calculated in indirect subsidiary CPFL Renováveis and its subsidiaries, except when mentioned in each specific item)

FINEM XIII

•         Maintaining the Debt Service Coverage Ratio (ICSD) at 1.3 or more.

FINEM XXVI

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

•         Maintaining the Debt Service Coverage Ratio (ICSD) at 1.3 or more in the subsidiaries covered by the contract.

•         Maintaining the annual ICSD recorded in the consolidated financial statements for the subsidiary Turbina 16 at 1.3 or more.

FINEM XXVII

•         Maintaining the ICSD at 1.2 or more;

•         Equity ratio (ICP), defined as the ratio of Equity to Total Assets, at 39.5% or more;

Syndicated loan - Bank of America Merrill Lynch, Citibank, HSBC, EDC (Law 4.131) – CPFL Paulista, CPFL Piratininga and RGE

Maintaining the following ratios in the Company's consolidated financial statements

•         Net indebtedness divided by EBITDA – maximum of 3.75;

•         EBITDA divided by Financial Income (Expense) - maximum of 2.25.

The details of the restrictive conditions for other debts are presented in the Financial Statements of December 31, 2015.

The Management of the Company and its subsidiaries monitor these ratios systematically and constantly to ensure that the contractual conditions are complied with. In the opinion of the Management of the Company and of its subsidiaries, all the restrictive covenants and clauses that are measured half-yearly and annually are adequately complied with in accordance with the latest assessment period, at June 30, 2016 and December 31, 2015, respectively.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

(17)   DEBENTURES AND INTERESTS ON DEBENTURES

		Consolidated
		June 30, 2016				December 31, 2015
	Issue	Current and noncurrent interest	Current	Noncurrent	Total	Current and noncurrent interest	Current	Noncurrent	Total
CPFL Paulista
6th Issue	Single series	46,727	-	660,000	706,727	47,292	-	660,000	707,292
7th Issue	Single series	28,644	-	505,000	533,644	29,546	-	505,000	534,546
		75,371	-	1,165,000	1,240,371	76,838	-	1,165,000	1,241,838

CPFL Piratininga
6th Issue	Single series	7,788	-	110,000	117,788	7,882	-	110,000	117,882
7th Issue	Single series	13,329	-	235,000	248,329	13,749	-	235,000	248,749
		21,117	-	345,000	366,117	21,631	-	345,000	366,631

RGE
6th Issue	Single series	35,399	-	500,000	535,399	35,828	-	500,000	535,828
7th Issue	Single series	9,643	-	170,000	179,643	9,946	-	170,000	179,946
		45,042	-	670,000	715,042	45,774	-	670,000	715,774

CPFL Santa Cruz
1st Issue	Single series	568	32,500	32,500	65,568	568	-	65,000	65,568

CPFL Brasil
2nd Issue	Single series	-	-	-	-	2,794	-	228,000	230,794

CPFL Geração
5th Issue	Single series	13,374	546,000	546,000	1,105,374	13,382	-	1,092,000	1,105,382
6th Issue	Single series	23,523	-	460,000	483,523	23,531	-	460,000	483,531
7th Issue	Single series	17,129	-	635,000	652,129	16,770	-	635,000	651,770
8th Issue	Single series	839	-	83,977	84,816	3,153	-	80,024	83,177
		54,864	546,000	1,724,977	2,325,841	56,835	-	2,267,024	2,323,859
CPFL Renováveis
1st Issue - SIIF (*)	1st to 12th series	780	40,249	465,033	506,062	788	38,965	467,577	507,329
1st Issue - PCH Holding 2	Single series	663	8,701	132,091	141,455	616	8,701	140,792	150,109
1st Issue - Renováveis	Single series	5,883	43,000	322,500	371,383	6,579	43,000	365,500	415,079
2nd Issue - Renováveis	Single series	12,074	30,000	270,000	312,074	11,894	-	300,000	311,894
3rd Issue - Renováveis	Single series	4,586	-	296,000	300,586	4,589	-	296,000	300,589
1st Issue - DESA	Single series	669	17,500	8,500	26,669	862	17,500	17,500	35,862
2nd Issue - DESA	Single series	22,528	-	65,000	87,528	16,487	-	65,000	81,487
1st Issue - T-16	Single series	-	-	-	-	1,810	277,200	-	279,010
1st Issue - Campos dos Ventos V	Single series	374	42,000	-	42,374	374	42,000	-	42,374
1st Issue - Santa Úrsula	Single series	275	30,800	-	31,075	275	30,800	-	31,075
1st Issue - Pedra Cheirosa I	Single series	2,134	-	52,200	54,334	-	-	-	-
1st Issue - Pedra Cheirosa II	Single series	1,954	-	47,800	49,754	-	-	-	-
1st Issue - Boa Vista II	Single series	2,044	-	50,000	52,044	-	-	-	-
		53,964	212,250	1,709,124	1,975,338	44,274	458,165	1,652,369	2,154,808

Borrowing costs (**)		-	(2,908)	(23,606)	(26,514)	-	-	(28,842)	(28,842)

		250,925	787,842	5,622,996	6,661,762	248,714	458,165	6,363,552	7,070,430

(*) These debentures can be converted into shares and, therefore, are considered in the calculation of the dilutive effect for earnings per share (note 25)

(**) In accordance with CPC 08/IAS 39, this refers to borrowings costs attributable to issuance of the respective debt instruments.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

	Issue	Quantity issued	Annual Remuneration	Annual effective rate	Amortization conditions	Collateral
CPFL Paulista
6th Issue	Single series	660	CDI + 0.8% (2)	CDI + 0.87%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	50,500	CDI + 0.83% (3)	CDI + 0.89%	4 annual installments from February 2018	CPFL Energia guarantee

CPFL Piratininga
6th Issue	Single series	110	CDI + 0.8% (2)	CDI + 0.91%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	23,500	CDI + 0.83% (2)	CDI + 0.89%	4 annual installments from February 2018	CPFL Energia guarantee

RGE
6th Issue	Single series	500	CDI + 0.8% (2)	CDI + 0.88%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	17,000	CDI + 0.83% (3)	CDI + 0.88%	4 annual installments from February 2018	CPFL Energia guarantee

CPFL Santa Cruz
1st Issue	Single series	650	CDI + 1.4%	CDI + 1.52%	2 annual instalments from June 2017	CPFL Energia guarantee

CPFL Brasil
2nd Issue	Single series	2,280	CDI + 1.4%	CDI + 1.48%	2 annual instalments from June 2017	CPFL Energia guarantee

CPFL Geração
5th Issue	Single series	10,920	CDI + 1.4%	CDI + 1.48%	2 annual instalments from June 2017	CPFL Energia guarantee
6th Issue	Single series	46,000	CDI + 0.75% (1)	CDI + 0.75%	3 annual instalments from August 2018	CPFL Energia guarantee
7th Issue	Single series	63,500	CDI + 1.06%	CDI + 1.11%	1 installment in April 2019	CPFL Energia guarantee
8th Issue	Single series	1	IPCA + 5.86% (1)	103.33% of CDI	1 installment in April 2019	CPFL Energia guarantee

CPFL Renováveis
1st Issue - SIIF (*)	1st to 12th series	432,299,666	TJLP + 1%	TJLP + 1% + 0.6%	39 semi-annual installments from 2009	Liens
1st Issue - PCH Holding 2	Single series	1,581	CDI + 1.6%	CDI + 1.8%	9 annual installments from June 2015	CPFL Renováveis guarantee
1st Issue - Renováveis	Single series	43,000	CDI + 1.7%	CDI + 1.82%	Annual installments from May 2015	Assignment of dividends of BVP and PCH Holding
2nd Issue - Renováveis	Single series	300,000	114.0% of CDI	115.43% of CDI	5 annual instalments from June 2017	Unsecured
3rd Issue - Renováveis	Single series	29,600	117.25% of CDI	120.64% of CDI	1 installment in May 2020	Unsecured
1st Issue - DESA	Single series	20	CDI + 1.75%	CDI + 1.75%	3 semi-annual installments from May de 2016	Unsecured
2nd Issue - DESA	Single series	65	CDI + 1.34%	CDI + 1.34%	3 semi-annual installments from April de 2018	Unsecured
1st Issue - T-16	Single series	27,720	112.75% of CDI	116.94% of CDI	1 installment in December 2016	CPFL Renováveis guarantee
1st Issue - Campos dos Ventos V	Single series	4,200	112.75% of CDI	116.94% of CDI	1 installment in December 2016	CPFL Renováveis guarantee
1st Issue - Santa Úrsula	Single series	3,080	112.75% of CDI	116.94% of CDI	1 installment in December 2016	CPFL Renováveis guarantee
1st Issue - Pedra Cheirosa I	Single series	5,220	CDI + 2.85%	CDI + 2.85%	1 installment in September 2017	CPFL Renováveis guarantee
1st Issue - Pedra Cheirosa II	Single series	4,780	CDI + 2.85%	CDI + 2.85%	1 installment in September 2017	CPFL Renováveis guarantee
1st Issue - Boa Vista II	Single series	5,000	CDI + 2.85%	CDI + 2.85%	1 installment in September 2017	CPFL Renováveis guarantee

The Company and its subsidiaries hold swaps that convert the prefixed component of interest on the operation to interest rate variation in reais, corresponding to:
(1) 100.15% to 106.9% of CDI
(2) 107% to 107.9% of CDI
(3) 108% to 108.1% of CDI

 The maturities of the debentures recognized in noncurrent liabilities are scheduled as follows:

Maturity	Consolidated
From July 1, 2017	558,501
2018	1,651,549
2019	1,916,286
2020	668,570
2021	447,026
2022 to 2026	300,234
2027 to 2031	80,831
Total	5,622,996

Main borrowings during the period

			R$ thousand
Company	Issue	Quantity issued	Released in 2016	Released net of borrowing costs	Interest	Utilization
CPFL Renováveis - Pedra Cheirosa I	1st issue	5,220	52,200	51,602	Single payment	Subsidiary's investment plan
CPFL Renováveis - Pedra Cheirosa II	1st issue	4,780	47,800	47,251	Single payment	Subsidiary's investment plan
CPFL Renováveis - Boa Vista I!	1st issue	5,000	50,000	49,426	Single payment	Subsidiary's investment plan
			150,000	148,279

RESTRICTIVE COVENANTS

The debentures are subject to certain restrictive covenants, including clauses that require the Company and its subsidiaries to maintain certain financial ratios within pre-established parameters. The loan contracts also include non-financial restrictive clauses, complied with in accordance with the latest assessment.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

The debentures issued in 2016 contain no restrictive clauses that require the Company or its subsidiaries to maintain financial ratios.

The details of the restrictive conditions for other debts are presented in the Financial Statements of December 31, 2015.

The Management of the Company and its subsidiaries monitor those ratios systematically and constantly for the conditions to be fulfilled. In the opinion of the Management of the Company and of its subsidiaries, all the restrictive covenants and clauses that are measured half-yearly and annually are adequately complied with in accordance with the latest assessment period, at June 30, 2016 and December 31, 2015 respectively.

(18)   PRIVATE PENSION PLAN

The subsidiaries sponsor supplementary retirement and pension plans for their employees. The main characteristics of these plans are as follows:

18.1     Characteristics

CPFL Paulista

The plan currently in force for the employees of the subsidiary CPFL Paulista through Fundação CESP is a Mixed Benefit Plan, with the following characteristics:

(i)      Defined Benefit Plan (“BD”) – in force until October 31, 1997 – a defined benefit plan, which grants a Proportional Supplementary Defined Benefit (“BSPS”), in the form of a lifetime income convertible into a pension, to participants enrolled prior to October 31, 1997, the amount being defined in proportion to the accumulated past service time up to that date, based on compliance with the regulatory requirements for granting. The total responsibility for coverage of actuarial deficits of this plan falls to the subsidiary.

(ii)     Mixed model, as from November 1, 1997, which covers:

  benefits for risk (disability and death), under a defined benefit plan, in which the subsidiary assumes responsibility for Plan’s actuarial deficit, and scheduled retirement, under a variable contribution plan, consisting of a benefit plan, which is a defined contribution plan up to the granting of the income, and does not generate any actuarial liability for the subsidiary CPFL Paulista. The benefit plan only becomes a defined benefit plan, consequently generating actuarial responsibility for the subsidiary, after the granting of a lifetime income, convertible or not into a pension.

Additionally, the subsidiary’s Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

CPFL Piratininga

The plan currently in force for the employees of the subsidiary CPFL Piratininga through Fundação CESP is a Supplementary Retirement and Pension Plan with the following characteristics:

(i) Defined Benefit Plan (“BD”) - in force until March 31, 1998 – a defined benefit plan, which grants a Proportional Supplementary Defined Benefit (BSPS), in the form of a lifetime income convertible into a pension to participants enrolled until March 31, 1998, in an amount calculated in proportion to the accumulated past service time up to that date, based on compliance with the regulatory requirements for granting. In the event of death while working or the onset of a disability, the benefits incorporate the entire past service time. CPFL Piratininga has full responsibility for covering the actuarial deficits of this Plan.

(ii) Defined Benefit Plan - in force after March 31, 1998 – defined-benefit type plan, which grants a lifetime income convertible into a pension based on the past service time accumulated after March 31, 1998, based on 70% of the average actual monthly salary for the last 36 months of active service. In the event of death while working or the onset of a disability, the benefits incorporate the entire past service time. The responsibility for covering the actuarial deficits of this Plan is equally divided between CPFL Piratininga and the participants.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

(iii) Variable Contribution Plan – implemented together with the Defined Benefit plan effective after March 31, 1998. This is a defined-benefit type pension plan up to the granting of the income, and generates no actuarial liability for CPFL Piratininga. The pension plan only becomes a Defined Benefit type plan after the granting of the lifetime income, convertible (or not) into a pension, and accordingly starts to generate actuarial liabilities for the subsidiary.

Additionally, the subsidiary’s Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

RGE

A defined benefit type plan, with a benefit level equal to 100% of the adjusted average of the most recent salaries, less the presumed Social Security benefit, with a Segregated Net Asset managed by Fundação CEEE. Only those whose employment contracts were transferred from CEEE to RGE are entitled to this benefit. A defined benefit private pension plan was set up in January 2006 with Bradesco Vida e Previdência for employees hired from 1997.

CPFL Santa Cruz

The benefits plan of the subsidiary CPFL Santa Cruz, managed by BB Previdência - Fundo de Pensão do Banco do Brasil, is a defined contribution plan.

CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari

In December 2005, the companies joined the CMSPREV private pension plan, managed by IHPREV Pension Fund. The plan is structured as a defined contribution plan.

CPFL Geração

The employees of the subsidiary CPFL Geração participate in the same pension plan as CPFL Paulista.

In addition, managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

18.2     Movements in the defined benefit plans:

The movements in the period in the net actuarial liability are as follows:

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total

Net actuarial liability at December 31, 2015	437,670	10,308	10,277	-	458,255
Expenses (income) recognized in the statement of profit or loss	26,124	1,329	643	(271)	27,825
Sponsors' contributions transferred during the year	(31,788)	(7,458)	(662)	(5,756)	(45,664)
Actuarial loss (gain): effect of changes in financial assumptions	277,013	102,326	8,088	16,936	404,363
Net actuarial liability at June 30, 2016	709,019	106,505	18,346	10,909	844,779
Other contributions	19,678	826	206	82	20,792
Total liability	728,697	107,331	18,552	10,991	865,571

Current					4,268
Noncurrent					861,304

In this quarter, due to the change in the Brazilian macroeconomic scenario in comparison with December 31, 2015, the actuarial reports were updated to the base date of June 30, 2016 and the balances of liabilities and other comprehensive income were adjusted at the amount of R$ 404,363 to reflect the new reports.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

The income and expense recognized as operating cost are shown below:

	1st semester 2016
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Consolidated
Service cost	380	1,254	34	10	1,678
Interest on actuarial obligations	229,324	58,520	5,482	16,944	310,270
Expected return on plan assets	(203,580)	(58,446)	(4,872)	(17,744)	(284,642)
Interest on the effect of asset ceiling	-	-	-	520	520
Total expense (income)	26,124	1,329	643	(271)	27,825

	1st semester 2015
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Consolidated

Service cost	636	1,940	94	(16)	2,654
Interest on actuarial obligations	210,158	54,666	4,876	15,449	285,149
Expected return on plan assets	(183,770)	(51,262)	(4,744)	(15,337)	(255,113)
Total expense (income)	27,021	5,344	227	97	32,689

As mentioned above, due to the changes in the Brazilian macroeconomic scenario, the actuarial reports were updated to June 2016. The estimated income and expense to be recorded in the second quarter of 2016, based on the most recent actuarial reports, is shown below:

	2nd semester 2016 - estimated
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Consolidated

Service cost	447	1,987	42	49	2,525
Interest on actuarial obligations	238,547	62,637	5,703	18,267	325,154
Expected return on plan assets	(200,604)	(57,161)	(4,711)	(17,887)	(280,363)
Total expense (income)	38,390	7,463	1,034	429	47,316

The main assumptions taken into consideration in the actuarial calculation, based on the actuarial reports as at June 30, 2016, December 31, 2015 and 2014, were as follows:

	June 30, 2016	December 31, 2015	December 31, 2014

Nominal discount rate for actuarial liabilities:	11.25% p.a.	12.67% p.a.	11.46% p.a.
Nominal Return Rate on Assets:	11.25% p.a.	12.67% p.a.	11.46% p.a.
Estimated Rate of nominal salary increase:	6.79% p.a.	6.79% p.a.	8.15% p.a.
Estimated Rate of nominal benefits increase:	0.00% p.a.	0.00% p.a.	0.00% p.a.
Estimated long-term inflation rate (basis for determining the nominal rates above)	5.00% p.a.	5.00% p.a.	5.00% p.a.
General biometric mortality table:	AT-2000 (-10)	AT-2000 (-10)	AT-2000 (-10)
Biometric table for the onset of disability:	Low light	Low light	Low light
Expected turnover rate:	ExpR_2012**	ExpR_2012**	ExpR_2012*
Likelihood of reaching retirement age:	100% on first eligibility for a full benefit	100% on first eligibility for a full benefit	100% on first eligibility for a full benefit
(*) FUNCESP experience
(**) FUNCESP experience, with aggravation of 40%

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

(19)   REGULATORY CHARGES

	Consolidated
	June 30, 2016	December 31, 2015
Fee for the use of water resources	1,662	2,482
Global reversal reserve - RGR	17,469	17,446
ANEEL inspection fee	1,516	1,764
Energy development account - CDE	297,804	526,199
Tariff flags and other	861	304,127
Total	319,311	852,017

Energy development account – CDE: refer to the (i) annual CDE quota for the year 2016 in the amount of R$ 170,600 (R$ 401,347 at December 31, 2015); (ii) quota intended for return of the CDE injection for the period from January 2013 to January 2014 in the amount of R$ 44,034 (R$ 45,618 at December 31, 2015); and (iii) quota intended for return of the injection into the Regulated Contracting Environment (ACR) account for the period from February to December 2014, in the amount of R$ 83,166 (R$ 79,231 at December 31, 2015). The subsidiaries conducted matching of accounts between the amount of CDE payable and the accounts receivable – CDE injection (note 11) the amount of R$ 428,387 in the first semester of 2016.

Tariff flags and other: refer basically to the amount to be passed on to the Account Centralizing Tariff Flag Resources (“CCRBT”) (note 26.5). As a result of the improved hydrological conditions, the tariff flag charges were suspended in the quarter, leaving only rebilling.

(20)   TAXES, FEES AND CONTRIBUTIONS

	Consolidated
	June 30, 2016	December 31, 2015
Current
ICMS (State VAT)	374,693	384,151
PIS (tax on revenue)	22,414	33,199
COFINS (tax on revenue)	104,179	159,317
IRPJ (corporate income tax)	163,803	30,751
CSLL (social contribution on net income)	50,298	12,498
Other	30,678	33,427
Total	746,067	653,342

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

(21)   PROVISION FOR TAX, CIVIL AND LABOR RISKS AND ESCROW DEPOSITS

	Consolidated
	June 30, 2016		December 31, 2015
	Provision for tax, civil and labor risks	Escrow Deposits	Provision for tax, civil and labor risks	Escrow Deposits
Labor	146,571	78,849	171,989	78,345

Civil	199,243	113,906	194,530	112,909

Tax
FINSOCIAL	31,135	87,496	29,917	84,092
Income Tax	143,850	144,968	138,524	886,271
Other	70,923	67,998	15,920	63,600
	245,909	300,462	184,362	1,033,964

Other	26,311	2,310	18,654	2,310

Total	618,034	495,527	569,534	1,227,527

The movements in the provision for tax, civil and labor risks are shown below:

	Consolidated
	December 31, 2015	Addition	Reversal	Payment	Monetary restatement	June 30, 2016
Labor	171,989	66,818	(36,957)	(65,618)	10,338	146,571
Civil	194,530	57,746	(18,182)	(53,201)	18,350	199,243
Tax	184,362	51,518	(33)	(3)	10,064	245,909
Other	18,654	9,190	(1,871)	(1,340)	1,679	26,311
	569,534	185,273	(57,042)	(120,162)	40,432	618,034

The provision for tax, civil and labor risks was based on the assessment of the risks of losing the lawsuits to which the Company and its subsidiaries are parties, where the likelihood of loss is probable in the opinion of the external legal counselors and the Management of the Company and its subsidiaries.

The additions to provisions for tax risks in the first semester of 2016 largely refer to challenges by certain subsidiaries in relation to PIS and COFINS on financial income, the balances of which were previously classified in Taxes Payable.

Details of the provisions for tax, civil and labor risks and escrow deposits are presented in the financial statements of December 31, 2015.

Possible losses

The Company and its subsidiaries are parties to other lawsuits in which Management, supported by its external legal counselors, believes that the chances of a successful outcome are possible, due to a solid defensive position in these cases. It is not yet possible to predict the outcome of the courts’ decisions or any other decisions in similar proceedings considered probable or remote. The claims relating to possible losses, at June 30, 2016, were as follows:

(i)      R$ 583,711 labor (R$ 659,636 at December 31, 2015) related mainly to workplace accidents, hazardous duty premium, overtime, etc.;

(ii)     R$ 732,881 civil (R$ 697,242 at December 31, 2015) related mainly to bodily injury, environmental impacts and tariff increases;

(iii)    R$ 3,747,494 tax (R$ 3,600,368 at December 31, 2015), related mainly to ICMS, FINSOCIAL, PIS and COFINS and Income tax. One of the main refer to the deductibility of the expense recognized in 1997 in relation to the commitment assumed for the pension plan of the employees of the subsidiary CPFL Paulista with Fundação CESP in the estimated amount of R$ 1,106,266. In January 2016, the subsidiary obtained court decisions authorizing the replacement of the escrow deposits related to this case by financial guarantees (letter of guarantee and performance bond); the withdrawals on behalf of the subsidiary occurred in 2016.  There is an appeal by the Office of Attorney-General of the National Treasury in one of the cases, with suspensive effect, which is awaiting judgment by the Federal Regional Court; and

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

(iv)    R$ 91,947 regulatory (R$ 71,514 at December 31, 2015). The possible regulatory loss includes mainly the collection of the system service charge - ESS, established in the CNPE Resolution 3 of March 6, 2013. The total amount of the risk is R$ 38,052, related mainly to the subsidiaries CPFL Brasil (R$ 8,496), CPFL Renováveis (R$ 12,642), Ceran (R$ 13,644) and Paulista Lajeado (R$ 2,823).

As regards labor contingencies, the Company informs, as mentioned in Note 22 to the financial statements at December 31, 2015, that discussions are in course concerning the possibility of changing the inflation adjustment index adopted by the Labor Court. There has been no change in the status of the discussion since then and the risk is still classified as possible.

Based on the opinion of their external legal advisers, Management of the Company and its subsidiaries consider that the registered amounts represent best estimate.

(22)   USE OF PUBLIC ASSET

	Consolidated
Subsidiary	June 30, 2016	December 31, 2015	Number of remaining installments	Interest rates
CERAN	96,093	92,581	237	IGP-M + 9.6% p.a.

Current	9,941	9,457
Noncurrent	86,152	83,124

(23)   OTHER PAYABLES

	Consolidated
	Current		Noncurrent
	June 30, 2016	December 31, 2015	June 30, 2016	December 31, 2015
Consumers and concessionaires	74,282	53,959	-	-
Energy efficiency program - PEE	284,772	295,745	32,607	35,597
Research & Development - P&D	61,930	84,943	39,857	36,426
National scientific and technological development fund - FNDCT	1,907	4,115	-	-
Energy research company - EPE	961	2,065	-	-
Reversion fund	-	-	17,750	17,750
Advances	251,638	141,228	9,470	10,041
Tariff discounts - CDE	25,244	54,749	-	-
Provision for socio environmental costs	-	-	55,569	53,378
Payroll	11,786	13,136	-	-
Profit sharing	38,787	49,227	3,935	5,099
Collections agreement	54,956	130,282	-	-
Guarantees	-	-	27,057	28,531
Business combination	14,511	29,935	-	-
Other	30,077	45,587	4,114	4,326
Total	850,851	904,971	190,359	191,148

Advances: refer mainly to advances from customers in relation to advance billing by the subsidiary CPFL Renováveis, prior to provision of the energy or service.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

(24)   EQUITY

The shareholders’ interest in the Company’s equity at June 30, 2016 and December 31, 2015 is shown below:

	Number of shares
	June 30, 2016		December 31, 2015
Shareholders	Common shares	Interest %	Common shares	Interest %
BB Carteira Livre I FIA	269,285,374	26.45%	262,698,037	26.45%
Caixa de Previdência dos Funcionários do Banco do Brasil - Previ	30,502,185	3.00%	29,756,032	3.00%
Camargo Correa S.A.	27,435	0.00%	26,764	0.00%
ESC Energia S.A.	239,956,080	23.57%	234,086,204	23.57%
Bonaire Participações S.A.	1,269,386	0.12%	1,238,334	0.12%
Energia São Paulo FIA	150,136,050	14.75%	146,463,379	14.75%
Fundação Petrobras de Seguridade Social - Petros	1,861,659	0.18%	1,816,119	0.18%
BNDES Participações S.A.	68,592,097	6.74%	66,914,177	6.74%
Antares Holdings Ltda.	16,967,165	1.67%	16,552,110	1.67%
Brumado Holdings Ltda.	36,497,075	3.59%	35,604,273	3.59%
Members of the Executive Board	118,878	0.01%	105,672	0.01%
Other shareholders	202,701,362	19.91%	197,753,114	19.91%
Total	1,017,914,746	100.00%	993,014,215	100.00%

24.1        Capital increase approval

On April 8, 2016, the company disclosed to its shareholders and to the market in general, in a Relevant Fact, that its controlling shareholders had signed an instrument releasing shareholders from the shareholders' agreement in relation to the shares they will receive in connection with the share bonus process.

An Extraordinary General Meeting held on April 29, 2016 approved an increase in the capital of CPFL Energia to reinforce the Company's capital structure, through integralization of the amount of R$ 392,972 from the Statutory - Working Capital Reserve, by issuing 24,900,531 common shares, distributed as a bonus to the shareholders, free of charge, pursuant to Law 6404/76, Article 169.

24.2Share transfer between ESC Energia S.A. and Camargo Corrêa S.A.

On March 16, 2016, Extraordinary General Meetings of ESC Energia S.A. (“ESC”) and Camargo Corrêa S.A. (“CCSA”) approved the transfer of 5,870,000 of the Company's common shares held by ESC to CCSA. An Extraordinary General Meetings of ESC held on June 28, 2016 approved an increase in the capital of ESC, paid up by CCSA with the transfer of 124 of the Company's common shares.

The change in shareholding structure was registered with the bank responsible for the Company's book-issue shares (Banco do Brasil) on July 15, 2016, accordingly there is no effect on the Company's share structure at the date of these interim financial statements. There will be no change in the Company's controlling block as a result of this transaction.

Details of the items included in shareholders’ equity are described in the financial statements of December 31, 2015.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

(25)   EARNINGS PER SHARE

Earnings per share – basic and diluted

The calculation of the basic and diluted earnings per share for the quarters and semesters ended in June 30, 2016 and 2015 was based on the profit attributable to controlling shareholders and the weighted average number of common shares outstanding during the reporting periods. For diluted earnings per share, the calculation considered the dilutive effects of instruments convertible into shares, as shown below:

	2nd quarter 2016		1st semester 2016		2nd quarter 2015		1st semester 2015
Numerator
Profit attributable to controlling shareholders	259,811		531,160		124,180		293,150
Denominator
Weighted average number of shares held by shareholders	1,017,914,746	(**)	1,017,914,746	(**)	1,017,914,746	(**)	1,017,914,746	(**)
Earnings per share - basic
	0.26		0.52		0.12		0.29

Numerator
Profit attributable to controlling shareholders	259,811		531,160		124,180		293,150
Dilutive effect of convertible debentures of subsidiary CPFL Renováveis (*)	-		-		-		(1,188)
Profit attributable to controlling shareholders	259,811		531,160		124,180		291,962

Denominator	1,017,914,746	(**)	1,017,914,746	(**)	1,017,914,746	(**)	1,017,914,746	(**)
Weighted average number of shares held by shareholders
Earnings per share - diluted	0.26		0.52		0.12		0.29

 (*) Proportional to the percentage of the Company’s equity interest in the subsidiary in the respective periods.

(**) Considers the event that occurred on April 29, 2016, related to the capital increase through issue of 24,900,531 shares (note 24.1). In accordance with CPC 41/IAS 33, when there is an increase in the number of shares without an increase in resources, the number of shares is adjusted as if the event had occurred at the beginning of the oldest period presented

The dilutive effect of the numerator in the calculation of diluted earnings per share takes into account the dilutive effects of the debentures convertible into shares issued by subsidiaries of the indirect subsidiary CPFL Renováveis. The calculation of the effects was based on the assumption that these debentures would have been converted into common shares of the subsidiary at the beginning of each period.

The effects calculated in the denominator of indirect subsidiary CPFL Renováveis for calculation of diluted earnings per share resulting from the subsidiary’s share-based payment plan were considered anti-dilutive at quarters and semester ended June 30, 2016. For this reason, these effects were not included in the calculation for the period.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

(26)   NET OPERATING REVENUE

	Consolidated
	2016		2015
Revenue from Electric Energy Operations	2nd quarter	1st semester	2nd quarter	1st semester
Consumer class
Residential	2,477,996	5,307,088	2,480,234	4,707,019
Industrial	1,304,671	2,668,812	1,459,992	2,641,228
Commercial	1,328,092	2,827,307	1,350,325	2,519,741
Rural	173,634	361,067	188,583	337,524
Public administration	174,314	341,040	186,652	332,926
Public lighting	137,367	288,163	142,690	242,006
Public services	215,696	451,046	231,202	407,931
(-) Transfers of revenues from excess demand and excess reactive power	(17,884)	(35,622)	(24,544)	(48,784)
Billed	5,793,886	12,208,900	6,015,133	11,139,591
Unbilled (net)	51,100	99,164	(70,015)	72,251
Other consumer charges / Emergency Charges - ECE/EAEE	-	-	2	2
(-) Transfers of revenues related to network usage charge of the captive consumers	(2,252,514)	(4,635,820)	(2,066,182)	(3,728,014)
Electricity sales to final consumers	3,592,472	7,672,244	3,878,938	7,483,830

Furnas Centrais Elétricas S.A.	136,258	258,377	121,941	238,904
Other concessionaires and licensees	530,497	1,001,344	524,397	1,033,073
(-) Transfers of revenues related to network usage charge of the captive consumers	(12,507)	(25,947)	-	-
Spot market energy	(26,794)	128,496	416,422	647,246
Electricity sales to wholesaler´s	627,454	1,362,270	1,062,761	1,919,223

Revenue due to Network Usage Charge - TUSD - Captive Consumers	2,265,022	4,661,767	2,066,182	3,728,014
Revenue due to Network Usage Charge - TUSD - Free Consumers	516,811	975,363	557,044	887,638
(-) Transfers of revenues from excess demand and excess reactive power	(4,304)	(8,546)	(6,083)	(11,900)
Revenue from construction of concession infrastructure	274,716	491,850	284,912	515,720
Sector financial asset and liability	(461,979)	(1,194,232)	895,571	1,584,155
Energy development account - CDE - low-income and other tariff discounts	241,895	495,019	229,990	409,292
Other revenues and income	109,669	204,287	83,696	172,917
Other operating revenues	2,941,830	5,625,508	4,111,312	7,285,836
Total gross revenues	7,161,756	14,660,022	9,053,011	16,688,888
Deductions from operating revenues
ICMS	(1,190,950)	(2,516,095)	(1,210,186)	(2,235,122)
PIS	(110,999)	(230,026)	(140,451)	(259,331)
COFINS	(511,296)	(1,059,565)	(646,947)	(1,194,548)
ISS	(2,627)	(4,903)	(2,135)	(3,902)
Global reversal reserve - RGR	(704)	(1,384)	(636)	(1,257)
Energy development account - CDE	(834,925)	(1,677,343)	(1,140,227)	(1,568,676)
Research and development and energy efficiency programs	(33,110)	(66,289)	(35,894)	(78,536)
PROINFA	(28,545)	(48,909)	(23,956)	(47,910)
Tariff flags and other	(26,131)	(377,097)	(683,999)	(836,122)
IPI	(65)	(84)	-	(3)
FUST and FUNTEL	(9)	(17)	(6)	(10)
Other	(6,312)	(12,838)	(6,026)	(10,853)
	(2,745,673)	(5,994,551)	(3,890,462)	(6,236,271)
Net revenue	4,416,082	8,665,472	5,162,549	10,452,617

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

	Consolidated
	2016		2015
Revenue from electric energy operations - in GWh (*)	2nd quarter	1st semester	2nd quarter	1st semester
Consumer class
Residential	4,003	8,268	3,840	8,311
Industrial	3,167	6,234	3,211	6,432
Commercial	2,482	4,937	2,216	4,758
Rural	519	1,031	501	1,045
Public administration	326	625	313	637
Public lighting	423	845	410	811
Public services	448	903	440	897
Billed	11,368	22,843	10,930	22,890
Own consumption	8	16	8	17
Electricity sales to final consumers	11,376	22,859	10,938	22,906

Furnas Centrais Elétricas S.A.	754	1,509	754	1,501
Other concessionaires and licensees	2,874	5,425	2,581	5,108
Current electric energy	1,215	1,764	1,400	1,718
Electricity sales to wholesaler´s	4,844	8,698	4,735	8,327

	Consolidated
	Number of Consumers (*)
	June 30, 2016	June 30, 2015
Consumer class
Residential	6,998,280	6,827,647
Industrial	54,666	56,348
Commercial	468,018	478,643
Rural	247,231	244,025
Public administration	51,917	51,127
Public lighting	10,650	10,120
Public services	8,531	8,264
Total	7,839,293	7,676,174
(*) Information not reviewed by the independent auditors

26.1     Adjustment of revenues from excess demand and excess reactive power

The information on accounting and background is provided in Note 27.1 to the December 31, 2015 financial statements.

26.2     Periodic tariff revision (“RTP”) e Annual adjustment (“RTA”):

		2016		2015
Subsidiary	Month	RTA / RTP	Effect perceived by consumers (a)	RTA / RTP	Effect perceived by consumers (a)
CPFL Paulista	April	9.89%	7.55%	41.45%	4.67% (c)
CPFL Piratininga	October	(b)	(b)	56.29%	21.11% (c)
RGE	June	-1.48%	-7.51%	33.48%	-3.76% (c)
CPFL Santa Cruz	March	22.51%	7.15%	34.68%	27.96%
CPFL Leste Paulista	March	21.04%	13.32%	20.80%	24.89%
CPFL Jaguari	March	29.46%	13.25%	38.46%	45.70%
CPFL Sul Paulista	March	24.35%	12.82%	24.88%	28.38%
CPFL Mococa	March	16.57%	9.02%	23.34%	29.28%

a)     Represents the average effect perceived by consumers, as a result of elimination from the tariff base of financial components added in the annual adjustment for the previous year (not reviewed by the independent auditors).

b)     The related annual tariff increases for 2016 have not yet been made.

c)     Perception of consumers in comparison to the extraordinary tariff review of March 2015.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

26.3     Energy Development Account - CDE – low income and other tariff discounts

Law 12,783 of January 11, 2013 determined that the amounts related to the low-income subsidy, as well as other tariff discounts shall be fully subsidized by amount from the CDE.

Income of R$ 495,019 was recognized in the first semester of 2016 (R$ 409,292 in the first semester of 2015), of which (i) R$ 49,753 for the low-income subsidy (R$ 35,017 in the first semester of 2015) and (ii) R$ 445,266 for other tariff discounts (R$ 374,276 in the first semester of 2015), against other receivables in line item “Receivables –Energy Development Account – CDE” (note 11) and “Payables – CDE” (note 23).

26.4     Tariff flags

The Tariff Flag implementation system is described in Note 27.5 to the December 31, 2015 financial statements.

In the first semester of 2016, the distribution subsidiaries billed their consumers the amount of R$ 377,097 (R$ 836,122 in the first semester of 2015), recorded in line item "Tariff flags and others”. In the first semester of 2016 were ratified by the ANEEL, R$ 670,021 for the months of November 2015 to May 2016 that was used to offset part of the sector’s financial assets (note 8), R$ 10,337 was passed on to the Account Centralizing Tariff Banner Resources (“CCRBT”), created by means of Decree No. 8,401/2015 and administered by the CCEE, and R$ 811 continues outstanding, recorded under liabilities – regulatory fees (note 19).

26.5     Energy development account – CDE

By means of Ratification Resolutions Nos. 2,077 of June 7, 2016, 2,018 of February 2, 2016, and 1,857 of February 27, 2015, the ANEEL established the definitive annual quotas of the CDE for the year 2015 and 2016. This quota comprises: (i) annual quota of the CDE – Usage account; and (ii) CDE quota – Energy, related to part of the CDE contributions received by the electric energy distribution concessionaires in the period from January 2013 to January 2014 (note 27), which should be paid by consumers and passed on to the CDE in five years as from the 2015 RTE. In addition, by means of Ratification Resolutions Nos. 2,004 of December 15, 2015 and 1,863 of March 31, 2015, the ANEEL established another quota intended for amortization of the ACR account, with payment and transfer to the CDE for an average period of five years as from the ordinary tariff process (RTA) for the year 2015.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

(27)   COST OF ELECTRIC ENERGY

	Consolidated
	2016		2015
Electricity Purchased for Resale	2nd quarter	1st semester	2nd quarter	1st semester
Itaipu Binacional	504,062	1,050,715	665,702	1,273,321
Spot market / PROINFA	82,084	89,450	205,902	784,683
Energy purchased through auction in the regulated market and bilateral contracts	1,959,827	3,791,302	2,773,708	5,110,731
PIS and COFINS credit	(232,353)	(451,914)	(333,752)	(653,243)
Subtotal	2,313,621	4,479,553	3,311,561	6,515,492

Electricity network usage charge
Basic network charges	202,275	403,764	220,651	444,667
Transmission from Itaipu	12,920	25,414	10,289	25,635
Connection charges	18,939	35,345	12,168	23,393
Charges for use of the distribution system	9,572	18,907	11,024	21,265
System service charges - ESS	70,091	196,908	74,413	245,461
Reserve energy charges	70,829	101,387	-	-
PIS and COFINS credit	(33,700)	(68,710)	(28,417)	(66,373)
Subtotal	350,926	713,014	300,127	694,047

Total	2,664,546	5,192,567	3,611,688	7,209,539

	Consolidated
	2016		2015
Electricity Purchased for Resale - in GWh (*)	2nd quarter	1st semester	2nd quarter	1st semester
Itaipu Binacional	2,531	5,047	2,552	5,090
Spot market / PROINFA	623	1,170	982	2,739
Energy purchased through auction in the regulated market and bilateral contracts	11,870	23,734	11,011	21,646
Total	15,024	29,951	14,545	29,474
(*) Information not reviewed by the independent auditors

27.1 Generating Scaling Factor (“GSF”) and renegotiation of the hydrologic risk from 2015

The detailed record related to the Generating Scaling Factor - GSF in 2015 are provided in Note 28.2 of the December 31, 2015 financial statements. The generators that adhered to the renegotiation should terminate the lawsuits against the grantor of the concessions, and pay a risk premium related to the transfer of the GSF risk to the CCRBT.

In 2015, the subsidiaries Ceran, CPFL Jaguari Geração (Paulista Lajeado) and CPFL Renováveis and the joint ventures ENERCAN and Chapecoense signed on to the renegotiations of their ACR contracts and canceled their lawsuits.

In 2016, the joint venture Baesa signed on to the renegotiation of its ACR contracts, thus terminating its participation in the lawsuit filed by the Brazilian Association of Independent Electric Energy Producers - APINE. For the Company, the effect was R$ 5,102, net of tax effect, recognized as income from equity in subsidiaries.

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

(28)   OPERATING COSTS AND EXPENSES

	Parent company
	Operating expense
	General
	2016		2015
	2nd quarter	1st semester	2nd quarter	1st semester
Personnel	10,076	15,954	4,907	10,180
Materials	17	44	26	29
Third party services	2,050	3,905	1,674	4,003
Depreciation and amortization	56	102	37	80
Others	699	936	652	969
Leases and rentals	12	25	36	71
Publicity and advertising	139	161	47	47
Legal, judicial and indemnities	360	130	380	533
Donations, contributions and subsidies	-	-	97	167
Other	187	621	92	152
Total	12,898	20,942	7,297	15,261

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

	Consolidated
	2nd quarter
			Services Rendered to Third Parties		Operating Expenses						Total
	Operating costs				Sales		General		Other
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Personnel	168,159	149,931	-	-	31,779	31,173	67,261	55,321	-	-	267,199	236,425
Private pension plans	13,913	16,344	-	-	-	-	-	-	-	-	13,913	16,344
Materials	29,821	31,404	133	147	1,940	1,097	7,377	2,299	-	-	39,271	34,946
Third party services	67,955	46,400	410	439	35,177	30,972	54,026	56,333	-	-	157,568	134,144
Depreciation and amortization	225,491	212,436	-	-	823	7,758	23,700	20,182	-	-	250,014	240,375
Cost of infrastructure construction	-	-	274,491	284,540	-	-	-	-	-	-	274,491	284,540
Others	31,058	12,108	(3)	(1)	67,020	58,177	57,856	122,435	72,307	107,798	228,238	300,517
Collection fees	-	-	-	-	16,398	14,552	-	-	-	-	16,398	14,552
Allowance for doubtful accounts	-	-	-	-	49,814	41,188	-	-	-	-	49,814	41,188
Leases and rentals	9,504	7,200	-	-	-	-	4,465	4,527	-	-	13,969	11,726
Publicity and advertising	23	641	-	-	5	-	3,001	1,582	-	-	3,029	2,223
Legal, judicial and indemnities	-	-	-	-	-	-	49,585	119,964	-	-	49,585	119,964
Donations, contributions and subsidies	13	-	-	-	3	1,993	49	1,110	-	-	65	3,103
Loss (gain) on disposal, retirement and other noncurrent assets	-	-	-	-	-	-	-	-	11,678	23,911	11,678	23,911
Amortization of concession intangible asset	-	-	-	-	-	-	-	-	62,020	83,992	62,020	83,992
Amortization of premium paid - GSF	4,800	-	-	-	-	-	-	-	-	-	4,800	-
Financial compensation for use of water resources	3,383	3,322	-	-	-	-	-	-	-	-	3,383	3,322
Others	13,335	945	(3)	(1)	800	444	755	(4,747)	(1,391)	(105)	13,496	(3,464)
Total	536,398	468,623	275,032	285,125	136,739	129,177	210,219	256,570	72,306	107,798	1,230,694	1,247,292

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

	Consolidated
	1st semester
			Services Rendered to Third Parties		Operating Expenses						Total
	Operating costs				Sales		General		Other
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Personnel	324,846	290,583	-	-	61,890	60,945	125,429	109,929	-	-	512,166	461,457
Private pension plans	27,825	32,689	-	-	-	-	-	-	-	-	27,825	32,689
Materials	65,899	60,690	260	289	3,210	2,025	9,688	4,123	-	-	79,056	67,127
Third party services	132,611	88,722	786	783	68,620	61,185	104,770	119,319	-	-	306,789	270,009
Depreciation and amortization	447,352	413,590	-	-	1,656	15,560	47,087	40,457	-	-	496,095	469,607
Cost of infrastructure construction	-	-	491,527	514,718	-	-	-	-	-	-	491,527	514,718
Others	62,099	30,450	(6)	(3)	128,719	95,682	128,154	160,882	143,843	196,036	462,807	483,047
Collection fees	-	-	-	-	31,314	28,377	-	-	-	-	31,314	28,377
Allowance for doubtful accounts	-	-	-	-	95,865	62,466	-	-	-	-	95,865	62,466
Leases and rentals	18,477	15,683	-	-	-	-	8,797	8,728	-	-	27,274	24,412
Publicity and advertising	44	693	-	-	16	23	5,341	4,407	-	-	5,401	5,123
Legal, judicial and indemnities	-	-	-	-	-	-	108,969	149,573	-	-	108,969	149,573
Donations, contributions and subsidies	14	-	-	-	3	4,008	58	2,193	-	-	75	6,201
Loss (gain) on disposal, retirement and other noncurrent assets	-	-	-	-	-	-	-	-	19,982	27,466	19,982	27,466
Amortization of concession intangible asset	-	-	-	-	-	-	-	-	123,907	168,693	123,907	168,693
Amortization of premium paid - GSF	4,800	-	-	-	-	-	-	-	-	-	4,800	-
Financial compensation for use of water resources	6,973	6,210	-	-	-	-	-	-	-	-	6,973	6,210
Others	31,791	7,863	(6)	(3)	1,520	808	4,989	(4,019)	(46)	(123)	38,248	4,525
Total	1,060,632	916,725	492,568	515,787	264,096	235,396	415,128	434,710	143,843	196,036	2,376,266	2,298,654

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

(29)    FINANCE INCOME (EXPENSE)

	Parent company				Consolidated
	2016		2015		2016		2015
	2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester
Financial income
Income from financial investments	22,056	27,265	12,138	28,254	165,284	297,775	96,597	214,219
Late payment interest and fines	3	3	-	-	59,507	116,847	52,144	95,328
Adjustment for inflation of tax credits	2,689	3,850	-	83	15,040	17,549	5,300	7,113
Adjustment for inflation of escrow deposits	12	22	8	15	8,885	17,548	19,641	38,303
Adjustment for inflation and exchange rate changes	1	1	-	-	47,323	101,992	21,242	38,796
Adjustment of expected cash flow (note 10)	-	-	-	-	68,010	160,527	78,326	137,732
Discount on purchase of ICMS credit	-	-	-	-	5,020	11,645	3,113	7,623
Adjustments to the sector financial asset (note 8)	-	-	-	-	7,461	56,587	33,512	43,103
PIS and COFINS on other finance income	(1,397)	(1,861)	-	-	(885)	(22,033)	-	-
PIS and COFINS on interest on capital	(1,129)	(1,143)	(5,766)	(5,766)	(1,129)	(1,143)	(5,766)	(5,766)
Other	4,991	8,247	815	2,987	27,006	49,075	25,385	40,116
Total	27,225	36,386	7,195	25,576	401,522	806,370	329,493	616,567

Finance costs
Interest on debts	(1,939)	(9,113)	(8,973)	(36,887)	(437,600)	(868,390)	(411,278)	(825,647)
Adjustment for inflation and exchange rate changes	(10,073)	(22,043)	(4,787)	(7,257)	(135,380)	(288,142)	(68,636)	(271,297)
(-) Capitalized interest	-	-	-	-	21,145	33,939	7,370	9,764
Adjustments to the sector financial liability	-	-	-	-	(14,486)	(16,261)	1,687	(1,809)
Use of public asset	-	-	-	-	(4,459)	(8,350)	(3,417)	(6,740)
Others	(13)	(469)	(1,333)	(3,377)	(30,057)	(90,129)	(41,978)	(74,326)
Total	(12,025)	(31,626)	(15,093)	(47,521)	(600,837)	(1,237,333)	(516,251)	(1,170,054)

Finance expense, net	15,200	4,760	(7,898)	(21,946)	(199,315)	(430,963)	(186,758)	(553,487)

Interest was capitalized at an average rate of 11.05% p.a. in the first semester of 2016 (9.34% p.a. in the first semester of 2015) on qualifying assets, in accordance with CPC 20 (R1) and IAS 23.

In line items of Adjustment for inflation and exchange rate changes, the expense includes the effects of losses of R$ 1,228,903 in the first semester of 2016 (gain of R$ 613,741 in the first semester of 2015) on derivative instruments (note 33).

(30)   SEGMENT INFORMATION

The segregation of the Company’s operating segments is based on the internal financial information and management structure and is made by type of business: electric energy distribution, electric energy generation (conventional and renewable sources), electric energy commercialization and services rendered activities.

Profit or loss, assets and liabilities per segment include items directly attributable to the segment, as well as those that can be allocated on a reasonable basis, if applicable. Prices charged between segments are based on similar market transactions. Note 1 presents the subsidiaries in accordance with their areas of operation and provides further information on each subsidiary and its business area and segment.

The information segregated by segment is presented below, in accordance with the criteria established by the Company’s Management:

(Free Translation of the original in Portuguese)

Standard Financial Statements – ITR – Date: June 30, 2016 - CPFL Energia S. A

	Distribution	Generation (conventional source)	Generation (renewable source)	Commercialization	Services	Other (*)	Elimination	Total
1st semester 2016
Net operating revenue	6,931,197	282,376	515,619	887,393	33,820	15,067		8,665,472
(-) Intersegment revenues	11,350	201,341	140,775	29,845	146,064	4,048	(533,424)	-
Income from electric energy service	610,092	321,076	110,470	46,505	30,398	(21,905)		1,096,638
Finance income	592,824	96,511	64,255	17,965	4,117	30,698		806,370
Finance cost	(596,911)	(266,765)	(326,414)	(8,741)	(2,719)	(35,783)		(1,237,333)
Profit (loss) before taxes	606,004	282,941	(151,688)	55,729	31,797	(26,990)		797,793
Income tax and social contribution	(230,459)	(51,985)	(16,871)	(16,192)	(8,274)	(1,430)		(325,211)
Profit (loss) for the period	375,545	230,956	(168,559)	39,537	23,523	(28,420)		472,581
Total assets (**)	19,300,856	4,779,029	11,826,432	382,109	316,370	1,345,438		37,950,234
Purchases of PP&E and intangible assets	429,136	3,809	486,974	1,992	26,075	1,740		949,726
Depreciation and amortization	(279,620)	(62,100)	(268,259)	(1,929)	(6,382)	(1,713)		(620,002)

1st semester 2015 (***)
Net operating revenue	8,691,250	300,869	537,903	857,782	63,657	1,156		10,452,617
(-) Intersegment revenues	10,751	170,155	193,659	3,647	110,821	-	(489,033)	-
Income from electric energy service	541,186	265,006	72,808	61,909	17,666	(14,152)		944,423
Finance income	445,054	45,125	59,488	17,086	25,259	24,554		616,567
Finance cost	(564,322)	(256,459)	(278,195)	(16,902)	(6,641)	(47,534)		(1,170,054)
Profit (loss) before taxes	421,918	135,053	(145,899)	62,093	36,283	(37,131)		472,318
Income tax and social contribution	(163,870)	(20,396)	(11,799)	(21,749)	(11,235)	(10,719)		(239,768)
Profit (loss) for the period	258,048	114,657	(157,698)	40,344	25,049	(47,850)		232,550
Total assets (**)	22,138,086	4,575,230	11,868,943	714,781	317,845	917,586		40,532,471
Purchases of PP&E and intangible assets	420,869	828	276,227	687	13,924	275		712,810
Depreciation and amortization	(302,512)	(66,133)	(260,696)	(2,366)	(6,503)	(91)		(638,300)

(*) Others – refer basically to assets and transactions which are not related to any of the identified segments.

(**) Intangible assets, net of amortization, were allocated to their respective segments.

(***) The amounts for the total assets refer to December 31, 2015.

(31)   RELATED PARTY TRANSACTIONS

The Company’s controlling shareholders are as follows:

•   ESC Energia S.A.

Company controlled by the Camargo Corrêa group, with operations in diversified segments, such as construction, cement, textiles, aluminum and highway concessions, among others.

•   Energia São Paulo Fundo de Investimento em Ações

Company controlled by the following pension funds: (a) Fundação CESP, (b) Fundação SISTEL de Seguridade Social, (c) Fundação Petrobras de Seguridade Social - PETROS, and (d) Fundação SABESP de Seguridade Social - SABESPREV.

•   Bonaire Participações S.A.

Company controlled by Energia São Paulo Fundo de Investimento em Ações.

•   BB Carteira Livre I - Fundo de Investimento em Ações

Fund controlled by PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil.

The direct and indirect interest in operating subsidiaries are described in note 1.

Controlling shareholders, associates companies, joint ventures and entities under common control that in some way exercise significant influence over the Company are considered to be related parties.

The main transactions are listed below:

a)    Bank balances and short-term investments – refer mainly to bank balances and short-term investments with financial institutions, as mentioned in note 5. The Company and its subsidiaries also have an Exclusive Investment Fund.

b)    Borrowings and Debentures and Derivatives - refer to borrowings from financial institutions under the conditions described in notes 16 and 17. The Company is also the guarantor of certain borrowings raised by its subsidiaries and joint ventures, as described in notes 16 and 17.

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: June 30, 2016 - CPFL Energia S. A

c)     Other Financial Transactions – the expense amounts are bank costs, collection and bookkeeping expenses.

d)    Purchase and sale of energy and charges - refer basically to energy purchased or sold by distribution, commercialization and generation subsidiaries through short or long-term agreements and tariffs for the use of the distribution system (TUSD). Such transactions, when conducted in the free market, are carried out under conditions considered by the Company as similar to market conditions at the time of the trading, according to internal policies previously established by the Company’s management. When conducted in the regulated market, the prices charged are set through mechanisms established by the regulatory authority.

e)     Intangible assets, Property, plant and equipment, Materials and Service – refer to the purchase of equipment, cables and other materials for use in distribution and generation activities and contracting of services such as construction and information technology consultancy.

f)     Advances – refer to advances for investments in research and development.

g)    Intragroup loans – refer to (i) contracts with the joint venture EPASA, under contractual conditions of 113.5% of the CDI, maturing in January 2017; (ii) contracts with the non-controlling shareholder of the subsidiary CPFL Renováveis, with maturity defined for the date of distribution of earnings of the indirect subsidiary to its shareholders and remuneration of 8% p.a. + IGP-M (General Market Price Index).

Certain subsidiaries have supplementary retirement plan maintained with Fundação CESP and offered to the employees of the subsidiaries. These plans hold investments in Company’s shares (note 18).

To ensure that commercial transactions with related parties are conducted under usual market conditions, the Company set up a “Related Parties Committee”, comprising representatives of the controlling shareholders, responsible for analyzing the main transactions with related parties.

The subsidiaries Piratininga and Geração, renegotiated with the joint ventures BAESA, Enercan and Chapecoense the extension of the original maturities of the energy purchase bills, previously from January 2016 to July 2016.

The total compensation of key management personnel in the first semester of 2016, in accordance with CVM Decision 560/2008, was R$ 28,381 (R$ 23,545 in the first semester of 2015). This amount comprises R$ 27,694 in respect of short-term benefits (R$ 23,042 in the first semester of 2015), R$ 564 for post-employment benefits (R$ 503 in the first semester of 2015) and R$ 123 for other long-term benefits (no corresponding amounts in the first semester of 2015), recognized on an accrual basis.

Transactions between related parties involving controlling shareholders, entities under common control or with significant influence and joint ventures are as follows:

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: June 30, 2016 - CPFL Energia S. A

	Consolidated
	ASSET		LIABILITY		INCOME		EXPENSES
	June 30, 2016	December 31, 2015	June 30, 2016	December 31, 2015	1st semester 2016	1st semester 2015	1st semester 2016	1st semester 2015
Bank balances and short-term investments
Banco Bradesco S.A.(**)	3,283,079	4,097,770	1	1	145,790	-	174	-
Banco do Brasil S.A.	74,137	126,036	-	-	4,557	7,188	1	-

Borrowings (*), debentures (*) and derivatives (*)
Banco Bradesco S.A.(**)	-	-	610,400	667,335	15,732	-	46,747	-
Banco do Brasil S.A.	-	-	3,928,232	3,727,087	-	-	236,853	109,100
Banco BNP Paribas Brasil S.A (**)	14,273	58,478	-	322,465	-	-	58,050	-

Other financial transactions
Banco Bradesco S.A.(**)	36	1,344	1,173	1,259	4	-	6,836	-
Banco do Brasil S.A.	-	-	783	879	96	-	3,019	3,175
TOTVS S.A.	-	-	-	-	-	-	-	1
BAESA – Energética Barra Grande S.A.	-	-	-	-	-	-	-	3,498

Advances
BAESA – Energética Barra Grande S.A.	-	-	772	790	-	-	-	-
Foz do Chapecó Energia S.A.	-	-	1,094	1,120	-	-	-	-
ENERCAN - Campos Novos Energia S.A.	-	-	1,348	1,377	-	-	-	-
EPASA - Centrais Elétricas da Paraiba	-	-	492	503	-	-	-	-

Energy purchase and sale and charges
Afluente Transmissão de Energia Elétrica S.A.	-	-	30	27	-	-	591	857
Aliança Geração de Energia S.A	-	-	1,572	1,364	2	-	26,572	11,058
Arizona 1 Energia Renovável S.A	-	-	-	-	-	-	479	438
Baguari I Geração de Energia Elétrica S.A.	-	-	5	6	-	-	148	130
BRF Brasil Foods	-	-	-	-	8,551	-	-	-
Braskem S.A.	-	-	-	-	-	-	11,094	-
Caetite 2 Energia Renovável S.A.	-	-	-	-	-	-	441	402
Caetité 3 Energia Renovável S.A.	-	-	-	-	-	-	445	405
Calango 1 Energia Renovável S.A.	-	-	-	-	-	-	533	485
Calango 2 Energia Renovável S.A.	-	-	-	-	-	-	454	415
Calango 3 Energia Renovável S.A.	-	-	-	-	-	-	533	485
Calango 4 Energia Renovável S.A.	-	-	-	-	-	-	494	450
Calango 5 Energia Renovável S.A.	-	-	-	-	-	-	526	477
Companhia de Eletricidade do Estado da Bahia – COELBA	768	655	-	-	9,947	7,410	-	-
Companhia Energética de Pernambuco - CELPE	715	587	-	-	4,857	3,554	134	-
Companhia Energética do Rio Grande do Norte - COSERN	248	227	-	-	1,624	1,271	-	657
Companhia Hidrelétrica Teles Pires S.A.	-	-	1,505	1,548	25	-	27,108	3,974
ELEB Equipamentos Ltda	-	-	-	-	1,525	-	-	-
Embraer	-	-	-	-	4,538	11,996	-	-
Energética Águas da Pedra S.A.	-	-	156	130	3	-	2,539	2,058
Estaleiro Atlântico Sul S.A.	-	-	-	-	3,831	9,448	-	-
Goiás Sul Geração de Enegia S.A.	-	-	-	-	-	-	91	81
Mel 2 Energia Renovável S.A.	-	-	-	-	-	-	353	316
NC ENERGIA S.A.	-	-	-	-	10,129	2,625	-	-
Norte Energia S.A.	1	1	1,503	-	2	-	6,113	-
Rio PCH I S.A.	-	-	281	242	-	-	4,759	3,891
Samarco Mineração S.A.	-	-	-	-	1	-	-	-
Santista Jeanswear S/A	-	-	-	-	6,501	-	-	-
Santista Work Solution S/A	-	-	-	-	948	-	-	-
SE Narandiba S.A.	-	-	-	-	-	1	70	9
Serra do Facão Energia S.A. - SEFAC	-	-	707	576	-	-	12,214	10,378
Tavex Brasil S.A	-	-	-	-	-	2,403	-	-
Termopernambuco S.A.	-	-	-	-	2	-	-	-
ThyssenKrupp Companhia Siderúrgica do Atlântico	-	-	-	-	13,424	18,257	3,719	3,369
Vale Energia S.A.	8,400	7,843	-	-	50,981	45,805	-	695
BAESA – Energética Barra Grande S.A.	-	-	13,641	88,441	-	60,077	34,477	58,079
Foz do Chapecó Energia S.A.	-	-	44,051	142,596	468	3,873	173,719	160,505
ENERCAN - Campos Novos Energia S.A.	763	667	61,108	140,496	4,312	19,835	135,317	116,077
EPASA - Centrais Elétricas da Paraiba	-	-	9,153	19,807	-	15,250	46,776	86,015

Intangible assets, property, plant and equipment, materials and service
Banco Bradesco S.A.(**)	-	-	-	2	1	-	-	-
Brasil veículos Companhia de Seguros	-	-	-	-	1	-	-	-
BRF Brasil Foods	18	-	-	-		-	-	-
Centro de Gestão de Meios de Pagamento S.A. - CGMP	-	-	-	-	-	-	1,567	-
Companhia de Saneamento Básico do Estado de São Paulo - SABESP	21	65	42	42	163	518	6	29
Companhia Brasileira de Soluções e Serviços CBSS - Alelo (**)	-	-	-	-	-	-	1,002	-
Companhia de Eletricidade do Estado da Bahia – COELBA		-		-		-		42
Concessionária de Rodovias do Oeste de São Paulo – ViaOeste S.A.	-	-	-	-	-	-	6	-
Concessionária do Sistema Anhanguera - Bandeirante S.A. (**)	-	-	-	-	-	-	3	-
Estaleiro Atlântico Sul S.A.	1	-	-	-	7	7	-	-
HM 14 Empreendimento Imobiliário SPE Ltda		14		-		-		-
Indústrias Romi S.A.	4	-	-	-	26	44	-	-
InterCement Brasil S.A	37	-		-	43	26		-
Instituto CCR	19	-	-	-	19	-	-	-
Logum Logística S.A.	106	-	-	-	690	-	-	-
Mapfre Seguros Gerais S.A. (**)	-	-	-	-	1	-	12	-
Rodovias Integradas do Oeste S.A.		-		12		-	-	-
SAMM - Sociedade de Atividades em Multimídia Ltda.	117	-	-	-	704
Tavex Brasil S.A		-		-	-	21	-	-
TOTVS S.A.		-		3		-	18	23
Ultrafértil S.A		-		-		367	-	-
Vale Fertilizantes S.A	79	39		-	147	-	-	-
BAESA – Energética Barra Grande S.A.	68	-		-	711	648	-	-
Foz do Chapecó Energia S.A.		-		-	776	708	-	-
ENERCAN - Campos Novos Energia S.A.		-	-	-	753	648	-	-
EPASA - Centrais Elétricas da Paraíba S.A.	1,452	1,104		-	360	348	-	-

Intragroup loans
EPASA - Centrais Elétricas da Paraíba S.A.	36,183	76,586	-	-	5,409	6,332	-	-
Noncontrolling shareholders - CPFL Renováveis	8,349	7,680	-	-	590	575	-	-

Dividends and interest on capital
BAESA – Energética Barra Grande S.A.	-	20	-	-	-	-	-	-
Chapecoense Geração S.A.	-	28,417	-	-	-	-	-	-
ENERCAN - Campos Novos Energia S.A.	13,424	30,905	-	-	-	-	-	-
EPASA - Centrais Elétricas da Paraiba	-	29,933	-	-	-	-	-	-

(*) Includes the mark to market value
(**) Related parties since December 31, 2015

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: June 30, 2016 - CPFL Energia S. A

(32)      RISK MANAGEMENT

The risk management structure and the main market risk factors affecting the Company's business are disclosed in Note 34 to the financial statements for the year ended in December 31, 2015.

(33)   FINANCIAL INSTRUMENTS

The main financial instruments, classified in accordance with the group’s accounting practices, are:

					Consolidated
					June 30, 2016		December 31, 2015
	Note	Category	Measurement	Level (*)	Carrying amount	Fair value	Carrying amount	Fair value

Asset
Cash and cash equivalent	5	(a)	(2)	Level 1	3,819,029	3,819,029	4,353,488	4,353,488
Cash and cash equivalent	5	(a)	(2)	Level 2	1,645,754	1,645,754	1,329,314	1,329,314
Securities		(a)	(2)	Level 1	22,183	22,183	23,633	23,633
Derivatives	33	(a)	(2)	Level 2	1,183,304	1,183,304	2,269,932	2,269,932
Derivatives - zero-cost collar	33	(a)	(2)	Level 3	63,035	63,035	8,820	8,820
Concession financial asset - distribution	10	(b)	(2)	Level 3	3,877,660	3,877,660	3,483,713	3,483,713
					10,610,965	10,610,965	11,468,900	11,468,900

Liability
Borrowings - principal and interest	16	(c)	(1)	Level 2 (***)	7,376,215	6,249,841	7,725,978	6,499,746
Borrowings - principal and interest	16 (**)	(a)	(2)	Level 2	5,997,044	5,997,044	6,936,808	6,936,808
Debentures - Principal and interest	17	(c)	(1)	Level 2 (***)	6,661,762	6,550,803	7,070,430	6,105,830
Derivatives	33	(a)	(2)	Level 2	131,567	131,567	31,745	31,745
Derivatives - Zero-cost collar	33	(a)	(2)	Level 3	-	-	2,440	2,440
					20,166,588	18,929,255	21,767,402	19,576,570
(*) Refers to the hierarchy for determination of fair value

(**) As a result of the initial designation of this financial liability, the consolidated financial statements reported a loss of R$ 136,345 in the first semester of 2016 (gain of R$ 29,466 in the first semester of 2015)

(***) Only for disclosure purposes, according to CPC 40 (R1) / IFRS 7
Key
Category:			Measurement:
(a) - Measured at fair value through profit or loss			(1) - Measured at amortized cost
(b) - Available for sale			(2) - Measured at fair value
(c) - Other finance liabilities

The financial instruments for which the carrying amounts approximate the fair values at the end of the reporting period, due to their nature, are:

•       Financial assets: (i) consumers, concessionaires and licensees, (ii) leases, (iii) associates, subsidiaries and parent company, (iv) receivables – amounts from CDE, (v) concession financial asset - transmission, (vi) pledges, funds and restricted deposits, (vii) services rendered to third parties, (viii) Collection agreements and (ix) sector financial asset;

•       Financial liabilities: (i) trade payables, (ii) regulatory charges, (iii) use of public asset, (iv) consumers and concessionaires, (v) Nacional scientific and technological development fund - FNDCT, (vi) energy research company - EPE, (vii) collection agreement, (viii) reversal fund, (ix) payables for business combination, (x) tariff discount CDE and (xi) sector financial liability.

In addition, in the first semester of 2016 there were no transfers between hierarchical levels of fair value.

a) Valuation of financial instruments

As mentioned in note 4, the fair value of a security corresponds to its maturity value (redemption value) adjusted to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest curve, in Brazilian reais.

CPC 40 (R1) and IFRS 7 requires the classification in a three-level hierarchy for fair value measurement of financial instruments, based on observable and unobservable inputs related to the valuation of a financial instrument at the measurement date.

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: June 30, 2016 - CPFL Energia S. A

CPC 40 (R1) and IFRS 7 also defines observable inputs as market data obtained from independent sources and unobservable inputs that reflects market assumptions.

The three levels of the fair value hierarchy are:

· Level 1: quoted prices in an active market for identical instruments;

· Level 2: observable inputs other than quoted prices in an active market that are observable for the asset or liability, directly (i.e. as prices) or indirectly (i.e. derived from prices);

· Level 3: inputs for the instruments that are not based on observable market data.

As the distribution subsidiaries have classified their concession financial asset as available-for-sale, the relevant factors for fair value measurement are not publicly observable. The fair value hierarchy classification is therefore level 3. The changes between years and the respective gains (losses) in profit for the first semester of 2016 of R$ 160,527 (R$ 137,732 in the first semester of 2015), and the main assumptions are described in note 10.

Additionally, the main assumptions used in the fair value measurement of the zero-cost collar derivative, the fair value hierarchy of which is Level 3, are disclosed in note 33 b.1.

The Company recognizes in “Investments at cost” in the financial statements the 5.94% interest held by the indirect subsidiary Paulista Lajeado Energia S.A. in the total capital of Investco S.A. (“Investco”), in the form of 28,154,140 common shares and 18,593,070 preferred shares. As Investco’s shares are not traded on the stock exchange and the main objective of its operations is to generate electric energy for commercialization by the shareholders holding the concession, the Company opted to recognize the investment at cost.

b) Derivatives

The Company and its subsidiaries have the policy of using derivatives to reduce their risks of fluctuations in exchange and interest rates, without any speculative purposes. The Company and its subsidiaries have exchange rate derivatives compatible with the exchange rate risks net exposure, including all the assets and liabilities tied to exchange rate changes.

The derivative instruments entered into by the Company and its subsidiaries are currency or interest rate swaps with no leverage component, margin call requirements or daily or periodical adjustments. Furthermore, in 2015 subsidiary CPFL Geração contracted a zero-cost collar derivative (see item b.1 below).

As a large part of the derivatives entered into by the subsidiaries have their terms fully aligned with the hedged debts, and in order to obtain more relevant and consistent accounting information through the recognition of income and expenses, these debts were designated at fair value, for accounting purposes (note 16). Other debts with terms different from the derivatives contracted as a hedge continue to be recognized at amortized cost. Furthermore, the Company and its subsidiaries do not adopt hedge accounting for derivative instruments.

At June 30, 2016, the Company and its subsidiaries had the following swap transactions, all traded on the over-the-counter market:

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: June 30, 2016 - CPFL Energia S. A

	Fair values (carrying amounts)
Company / strategy / counterparts	Assets	Liabilities	Fair value, net	Values at cost, net	Gain (loss) on marking to market	Currency / index	Maturity range	Notional
Derivatives to hedge debts designated at fair value
Exchange rate hedge
CPFL Energia
Santander	-	(43,303)	(43,303)	(43,254)	(49)	dollar	September 2016	187,750
	-	(43,303)	(43,303)	(43,254)	(49)

CPFL Paulista
Bank of America Merrill Lynch	174,592	-	174,592	167,486	7,106	dollar	July 2016	156,700
Morgan Stanley	74,900	-	74,900	74,802	98	dollar	September 2016	85,475
Scotiabank	27,072	-	27,072	27,063	9	dollar	July 2016	49,000
Citibank	38,388	-	38,388	43,965	(5,577)	dollar	March 2019	117,250
Bank of Tokyo-Mitsubishi	39,530	-	39,530	44,055	(4,525)	dollar	March 2019	117,400
Bank of America Merrill Lynch	36,874	-	36,874	39,788	(2,914)	dollar	September 2018	106,020
Bank of America Merrill Lynch	42,084	-	42,084	45,413	(3,329)	dollar	March 2019	116,600
J.P.Morgan	21,041	-	21,041	22,706	(1,666)	dollar	March 2019	58,300
J.P.Morgan	12,304	-	12,304	13,000	(695)	dollar	December 2017	51,470
J.P.Morgan	10,884	-	10,884	11,568	(685)	dollar	December 2017	53,100
J.P.Morgan	3,650	-	3,650	3,915	(265)	dollar	January 2018	27,121
HSBC	8,316	-	8,316	9,224	(908)	dollar	January 2018	54,214
HSBC	35,615	-	35,615	38,236	(2,621)	dollar	January 2018	173,459
J.P.Morgan	9,460	-	9,460	9,815	(355)	dollar	January 2018	67,938
J.P.Morgan	9,030	-	9,030	10,139	(1,109)	dollar	January 2019	67,613
Citibank	20,389	-	20,389	27,465	(7,076)	dollar	January 2020	156,600
BNP Paribas	3,806	-	3,806	4,536	(730)	euro	January 2018	63,896
Bank of Tokyo-Mitsubishi	5,949	-	5,949	17,405	(11,456)	dollar	February 2020	142,735
J.P.Morgan	5,229	-	5,229	5,809	(581)	dollar	February 2018	41,100
Bank of America Merrill Lynch	68,292	-	68,292	75,242	(6,951)	dollar	February 2018	405,300
Bank of America Merrill Lynch	-	(14,230)	(14,230)	(8,520)	(5,710)	dollar	October 2018	329,500
HSBC	-	(5,299)	(5,299)	(5,726)	427	dollar	May 2021	59,032
Bank of America Merrill Lynch	-	(4,049)	(4,049)	(5,697)	1,649	dollar	May 2021	59,032
Citibank	-	(7,041)	(7,041)	(11,404)	4,363	dollar	May 2021	118,063
	647,404	(30,618)	616,786	660,286	(43,500)

CPFL Piratininga
Scotiabank	35,359	-	35,359	35,347	12	dollar	July 2016	64,000
Santander	40,137	-	40,137	40,141	(4)	dollar	July 2016	100,000
Citibank	38,388	-	38,388	43,965	(5,577)	dollar	March 2019	117,250
HSBC	23,326	-	23,326	24,721	(1,395)	dollar	April 2018	55,138
J.P.Morgan	23,351	-	23,351	24,724	(1,374)	dollar	April 2018	55,138
Citibank	21,483	-	21,483	29,512	(8,028)	dollar	January 2020	169,838
BNP Paribas	10,467	-	10,467	12,475	(2,008)	euro	January 2018	175,714
Bank of America Merrill Lynch	-	(433)	(433)	(416)	(18)	dollar	July 2016	40,000
Bank of America Merrill Lynch	-	(4,800)	(4,800)	(4,724)	(76)	dollar	August 2016	84,250
Scotiabank	-	(4,933)	(4,933)	(4,452)	(481)	dollar	August 2017	55,440
HSBC	-	(5,299)	(5,299)	(5,726)	427	dollar	May 2021	59,032
Bank of America Merrill Lynch	-	(4,805)	(4,805)	(8,533)	3,729	dollar	May 2021	88,548
Citibank	-	(5,833)	(5,833)	(8,557)	2,724	dollar	May 2021	88,548
	192,511	(26,103)	166,407	178,478	(12,071)

CPFL Geração
HSBC	90,177	-	90,177	90,948	(770)	dollar	March 2017	232,520
CCB-China Construction Bank	6,103	-	6,103	(7,734)	13,837	dollar	June 2019	104,454
	96,280	-	96,280	83,214	13,066

RGE
Citibank	95,598	-	95,598	96,018	(420)	dollar	April 2017	128,590
Bank of Tokyo-Mitsubishi	19,569	-	19,569	21,316	(1,746)	dollar	April 2018	36,270
Bank of Tokyo-Mitsubishi	87,472	-	87,472	95,541	(8,069)	dollar	May 2018	168,346
Citibank	13,333	-	13,333	14,932	(1,599)	dollar	May 2019	33,285
HSBC	10,291	-	10,291	10,694	(403)	dollar	October 2017	32,715
J.P.Morgan	17,108	-	17,108	18,329	(1,221)	dollar	February 2018	171,949
HSBC	-	(5,299)	(5,299)	(5,726)	427	dollar	May 2021	59,032
Bank of America Merrill Lynch	-	(6,138)	(6,138)	(11,369)	5,231	dollar	May 2021	118,063
Citibank	-	(4,626)	(4,626)	(5,711)	1,084	dollar	May 2021	59,032
	243,370	(16,063)	227,307	234,024	(6,717)
CPFL Serviços
J.P.Morgan	2,979	-	2,979	3,007	(28)	dollar	October 2016	9,000

CPFL Telecom
Itaú	-	(1,267)	(1,267)	(846)	(421)	dollar	March 2018	35,000

CPFL Brasil
Itaú	-	(4,244)	(4,244)	(3,606)	(639)	dollar	August 2018	45,360

Subtotal (a)	1,182,544	(121,600)	1,060,944	1,111,303	(50,359)

Derivatives to hedge debts not designated at fair value
Exchange rate hedge
CPFL Geração
Votorantim	760	-	760	1,635	(875)	dollar	December 2016	38,417

Price index hedge
CPFL Geração
Santander	-	(384)	(384)	6,350	(6,733)	IPCA	April 2019	35,235
J.P.Morgan	-	(384)	(384)	6,350	(6,733)	IPCA	April 2019	35,235
	-	(768)	(768)	12,699	(13,467)

Interest rate hedge (1)
CPFL Paulista
Bank of America Merrill Lynch	-	(2,571)	(2,571)	(830)	(1,741)	CDI	July 2019	660,000
J.P.Morgan	-	(1,227)	(1,227)	(295)	(931)	CDI	February 2021	300,000
Votorantim	-	(387)	(387)	(95)	(291)	CDI	February 2021	100,000
Santander	-	(402)	(402)	(99)	(303)	CDI	February 2021	105,000
	-	(4,587)	(4,587)	(1,320)	(3,267)
CPFL Piratininga
J.P.Morgan	-	(429)	(429)	(138)	(290)	CDI	July 2019	110,000
Votorantim	-	(467)	(467)	(120)	(346)	CDI	February 2021	135,000
Santander	-	(334)	(334)	(87)	(247)	CDI	February 2021	100,000
	-	(1,230)	(1,230)	(346)	(883)

RGE
HSBC	-	(1,948)	(1,948)	(629)	(1,319)	CDI	July 2019	500,000
Votorantim	-	(720)	(720)	(171)	(549)	CDI	February 2021	170,000
	-	(2,668)	(2,668)	(800)	(1,868)
CPFL Geração
Votorantim	-	(715)	(715)	(241)	(474)	CDI	August 2020	460,000

Subtotal (b)	760	(9,967)	(9,207)	11,627	(20,835)

Other derivatives (2)
CPFL Geração
Itaú	21,910	-	21,910	2,868	19,042	dollar	September 2020	31,140
Votorantim	18,256	-	18,256	2,280	15,976	dollar	September 2020	31,140
Santander	22,869	-	22,869	2,677	20,192	dollar	September 2020	38,359
Subtotal (c)	63,035	-	63,035	7,825	55,210

Total (a+b+c)	1,246,339	(131,567)	1,114,772	1,130,755	(15,983)

Current	560,057	(48,536)
Noncurrent	686,282	(83,031)

For further details on terms and information on debts and debentures, see notes 16 and 17
(1) The interest rate hedge swaps have half-yearly validity, so the notional value reduces according to the amortization of the debt.
(2) The notional for this type of derivative is disclosed in dollar, due its characteristics.

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: June 30, 2016 - CPFL Energia S. A

As mentioned above, certain subsidiaries opted to mark to market debts for which they have fully tied derivative instruments (note 16).

The Company and its subsidiaries have recognized gains and losses on their derivatives. However, as these derivatives are used as a hedge, these gains and losses minimized the impact of variations in exchange and interest rates on the hedged debts. For the quarters and semesters ended in June 30, 2016 and 2015, the derivatives resulted in the following impacts on the result, recognized in the line item of finance costs on adjustment for inflation and exchange rate changes:

		Gain (loss)
		2016		2015
Company	Hedged risk / transaction	2nd quarter	1st semester	2nd quarter	1st semester
CPFL Energia	Exchange variation	(30,528)	(71,618)	(14,103)	24,964
CPFL Energia	Mark to Market	492	2,270	2,030	523
CPFL Paulista	Interest rate variation	(757)	13	(501)	(781)
CPFL Paulista	Exchange variation	(397,944)	(696,029)	(139,832)	282,844
CPFL Paulista	Mark to Market	13,130	62,181	29,824	29,688
CPFL Piratininga	Interest rate variation	(208)	(265)	(134)	(204)
CPFL Piratininga	Exchange variation	(184,085)	(303,609)	(50,251)	93,637
CPFL Piratininga	Mark to Market	9,797	26,474	17,090	6,169
RGE	Interest rate variation	(444)	3	(295)	(462)
RGE	Exchange variation	(133,912)	(222,017)	(52,966)	102,932
RGE	Mark to Market	12,722	34,924	16,142	4,739
CPFL Geração	Interest rate variation	99	1,182	911	2,307
CPFL Geração	Exchange variation	(50,422)	(88,115)	(21,873)	44,834
CPFL Geração	Mark to Market	33,098	66,752	(1,121)	(4,416)
CPFL Santa Cruz	Exchange variation	(2,821)	(5,909)	(1,566)	4,106
CPFL Santa Cruz	Mark to Market	163	295	330	207
CPFL Leste Paulista	Exchange variation	-	-	(2,031)	4,903
CPFL Leste Paulista	Mark to Market	-	-	(85)	(66)
CPFL Sul Paulista	Exchange variation	(3,103)	(6,500)	(2,576)	6,161
CPFL Sul Paulista	Mark to Market	145	289	327	237
CPFL Jaguari	Exchange variation	(4,372)	(9,159)	(3,483)	7,797
CPFL Jaguari	Mark to Market	149	353	467	387
CPFL Mococa	Exchange variation	-	-	(894)	2,157
CPFL Mococa	Mark to Market	-	-	(37)	(29)
Paulista Lajeado Energia	Exchange variation	(5,014)	(9,191)	(2,201)	(1,863)
Paulista Lajeado Energia	Mark to Market	153	1,254	(342)	(342)
CPFL Telecom	Exchange variation	-	-	(644)	1,260
CPFL Telecom	Mark to Market	-	-	293	523
CPFL Brasil	Exchange variation	(6,312)	(11,462)	-	-
CPFL Brasil	Mark to Market	155	1,739	-	-
CPFL Serviços	Exchange variation	(1,637)	(2,985)	(681)	1,400
CPFL Serviços	Mark to Market	68	226	176	129
		(751,387)	(1,228,903)	(228,027)	613,741

b.1) Zero-cost collar derivative contracted by CPFL Geração

In 2015, subsidiary CPFL Geração contracted US$ denominated put and call options, involving the same financial institution as counterpart, and which on a combined basis are characterized as an operation usually known as zero-cost collar. The contracting of this operation does not involve any kind of speculation, inasmuch as it is aimed at minimizing any negative impacts on future revenues of the joint venture ENERCAN, which has electric energy sale agreements with annual restatement of part of the tariff based on the variation in the US$. In addition, according to Management’s view, the current scenario is favorable for contracting this type of financial instrument, considering the high volatility implicit in dollar options and the fact that there is no initial cost for same.

The total amount contracted was US$ 111,817, with due dates between October 1, 2015 and September 30, 2020. At June 30, 2016, the total amount contracted was US$ 100,639, considering the options already settled until this date. The exercise prices of the dollar options vary from R$ 4.20 to R$ 4.40 for the put options and from R$ 5.40 to R$7.50 for the call options.

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: June 30, 2016 - CPFL Energia S. A

These options have been measured at fair value in a recurring manner, as required by IAS 39/CPC 38. The fair value of the options that are part of this operation has been calculated based on the following premises:

Valuation technique(s) and key information

We used the Black Scholes Option Pricing Model, which aims to obtain the fair price of the options involving the following variables: value of the asset, exercise price of the option, interest rate, term and volatility.

Significant unobservable inputs	Volatility determined based on the average market pricing calculations, future dollar and other variables applicable to this specific transaction, with average variation of 22.4%.
Relationship between unobservable inputs and fair value (sensitivity)

A slight rise in long-term volatility, analyzed on an isolated basis, would result in an insignificant increase in fair value. If the volatility were 10% higher and all the other variables remained constant, the net carrying amount (asset) would increase by R$ 669, resulting in a net asset of R$ 63,704.

Measurement of the fair value of these financial instruments, in the amount of R$ 60,454, of which R$ 58,014 refers to the measurement of the asset instruments and R$ 2,440 to the measurement of liability instruments, has been recognized in the statement of profit or loss for the period in line item Finance income, with no recognition of any effects in Other comprehensive income.

The following table reconciles the opening and closing balances of the call and put options for the semester ended in June 30, 2016, as required by IFRS 13/CPC 46:

	Consolidated
	Asset	Liability	Net
As of December 31, 2015	8,820	(2,440)	6,380
Fair value	58,014	2,440	60,454
Net cash recipient by repayment of flows	(3,799)	-	(3,799)

As of June 30, 2016	63,035	-	63,035

c) Sensitivity analysis

In compliance with CVM Instruction No. 475/2008, the Company and its subsidiaries performed sensitivity analyses of the main risks to which their financial instruments (including derivatives) are exposed, mainly comprising variations in exchange and interest rates.

If the risk exposure is considered asset, the risk to be taken into account is a reduction in the pegged indexes, resulting in a negative impact on the results of the Company and its subsidiaries.  Similarly, if the risk exposure is considered liability, the risk is of an increase in the pegged indexes and the consequent negative effect on the results.  The Company and its subsidiaries therefore quantify the risks in terms of the net exposure of the variables (dollar, euro, CDI, IGP-M, IPCA, TJLP and SELIC), as shown below:

c.1) Exchange rate variation

Considering the level of net exchange rate exposure at June 30, 2016 is maintained, the simulation of the effects by type of financial instrument for three different scenarios would be:

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: June 30, 2016 - CPFL Energia S. A

	Consolidated
	Exposure R$ thousand (a)			Increase (decrease) R$ thousand
Instruments			Risk	Currency depreciation (b)	Currency appreciation / depreciation of 25% (c)	Currency appreciation / depreciation of 50% (c)
Financial liability instruments	(5,794,455)			(900,633)	773,139	2,446,911
Derivatives - Plain Vanilla Swap	6,017,402			935,286	(802,886)	(2,541,058)
	222,947		drop of the dollar	34,653	(29,747)	(94,147)

Financial liability instruments	(271,845)			(47,938)	(127,884)	(207,830)
Derivatives - Plain Vanilla Swap	270,981			47,786	127,477	207,169
	(864)		raise of the euro	(152)	(407)	(661)

Total	222,083			34,501	(30,154)	(94,808)

				Increase R$ thousand
Instruments	Exposure US$ thousand		Risk	Currency depreciation (b)	Currency depreciation of 25% (c)	Currency depreciation of 50% (c)
Derivatives - zero-cost collar	100,639	(d)	raise of the dollar	(80,526)	(115,385)	(150,245)

(a) The exchange rates considered as of June 30, 2016 were R$ 3.21 per US$ 1.00 and R$ 3.54 per € 1.00.

(b) As per the exchange curves obtained from information made available by the BM&FBOVESPA, with the exchange rate being considered at R$ 3.71 and R$ 4.17, and exchange depreciation at 15.54% and 17.63%, for the US$ and €, respectively.

(c) As required by CVM Instruction No. 475/2008, the percentage increases in the ratios applied refer to the information made available by the BM&FBOVESPA.

(d) Owing to the characteristics of this derivative (zero-cost collar), the notional amount is presented in US$.

Based on the net exchange exposure in US$ being an asset, the risk is a drop in the dollar and, therefore, the local exchange rate is appreciated by 25% and 50% in relation to the probable exchange rate. Moreover, since the net exchange exposure in € is a liability, the risk is the rise of the Euro and the local exchange rate is depreciated by 25% and 50% in relation to the probable exchange rate.

c.2) Interest rate variation

Assuming that (i) the scenario of net exposure of the financial instruments indexed to variable interest rates at June 30, 2016 is maintained, and (ii) the respective accumulated annual indexes for the next 12 months remain stable (CDI 14.13% p.a.; IGP-M 12.21% p.a.; TJLP 7.19% p.a.; IPCA 8.84% p.a.; and SELIC 14.15% p.a.), the effects for the next 12 months would be a net finance cost of R$ 1,015,615 (expenses of CDI R$ 1,037,929, IGP-M R$ 8,696 and TJLP R$ 328,990 and income of IPCA R$ 341,599 and SELIC R$ 18,401). In the event of fluctuations in the indexes in accordance with the three scenarios described below, the effect on net finance cost would as follows:

	Consolidated
			Raise (drop)
Instruments	Exposure R$ thousand	Risk	Scenario I (a)	Raising index by 25% (b)	Raising index by 50% (b)
Financial asset instruments	6,039,896		(50,735)	149,940	350,616
Financial liability instruments	(8,077,420)		67,850	(200,522)	(468,894)
Derivatives - Plain Vanilla Swap	(5,308,050)		44,588	(131,772)	(308,132)
	(7,345,574)	raise of the CDI	61,703	(182,354)	(426,410)

Financial liability instruments	(71,216)		5,042	4,129	3,215
	(71,216)	raise of the IGP-M	5,042	4,129	3,215

Financial liability instruments	(4,575,661)		(14,185)	(99,978)	(185,772)
	(4,575,661)	raise of the TJLP	(14,185)	(99,978)	(185,772)

Financial liability instruments	(84,816)		2,222	3,541	4,860
Derivatives - Plain Vanilla Swap	71,404		(1,871)	(2,981)	(4,091)
Concession financial asset	3,877,660		(101,595)	(161,892)	(222,190)
	3,864,248	drop of the IPCA	(101,244)	(161,332)	(221,421)

Sector financial asset and liability	130,039	drop of the SELIC	(1,118)	(5,439)	(9,759)

Total	(7,998,164)		(49,802)	(444,974)	(840,147)

(a) The CDI, IGP-M, TJLP, IPCA and SELIC indexes considered of 13.29%, 5.13%, 7.5%, 6.22% and 13.29%, respectively, were obtained from information available in the market.
(b) In compliance with CVM Instruction 475/08, the percentages of increase in indexes were applied to Scenario I indexes.

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: June 30, 2016 - CPFL Energia S. A

(34)   NON-CASH TRANSACTION

	Parent company		Consolidated
	June 30, 2016	December 31, 2015	June 30, 2016	December 31, 2015
Other transactions
Capital increase in investees with advance for future capital increase	52,680	55,157	-	-
Interest capitalized in property, plant and equipment	-	-	28,456	4,180
Interest capitalized in concession intangible asset - distribution infrastructure	-	-	5,483	5,584
Transfer between property, plant and equipment and other assets	-	-	10,673	4,467

(35)   RELEVANT FACT AND EVENT AFTER THE REPORTING PERIOD

35.1.      Acquisition of AES Sul

On June 16, 2016, the Company issued Relevant Fact to shareholders disclosing the acquisition of all the shares issued by AES Sul Distribuidora Gaúcha de Energia S.A. (“AES Sul”). AES Sul operates as an electric energy distributor in the state of Rio Grande do Sul and has a concession over the captive market of electric energy distribution of 118 towns in the state.

The Company will pay the seller AES Guaiba II Empreendimentos Ltda. (“AES Guaíba”) the amount of R$ 1,698,455.

The total price will be adjusted, within 45 days of closing the transaction, in accordance with the changes in working capital and net debt (except for the variation resulting from the aforementioned capital increase) of AES Sul between December 31, 2015 and the transaction closing date. The closing and implementation are subject to certain prior conditions, usual in similar transactions, as established in the purchase contract; these include prior approval by ANEEL, by the Conselho Administrativo de Defesa Econômica ("CADE") and by other third parties, including creditors of AES Sul.

At the date of these interim financial statements, the conditions for closing the transaction are still pending and the closing date is not yet known, accordingly, there is no impact on these individual and consolidated interim financial statements.

35.2.      Share acquisition of the Company by State Grid International Development

In a Relevant Fact issued to the market on July 1, 2016, the Company disclosed that its controlling shareholder, Camargo Corrêa S.A. (“CCSA”) had informed it about a proposal received from State Grid International Development Limited. ("purchaser") for the acquisition of its share interest tied to the Company's controlling block.

A total of 234,086,204 of the Company's shares, currently held by ESC Energia S.A., a CCSA subsidiary, would be acquired; the shares are tied to the Shareholders'  Agreement and represent approximately 23% of the CPFL Energia’s capital. The purchase price is R$ 25.00 per Company share, subject to adjustments foreseen in the transaction documents. CCSA was advised that for purposes of the transaction, the buyer attributed a value of R$ 12.20 per share to the CPFL Renováveis shares held directly or indirectly by the company.

The purchase agreement will be finalized on conclusion of the due diligence of the Company and its subsidiaries, currently in progress at the date of these interim financial statements,  to be carried out by the purchaser and the transaction will effectively be completed after due approval by the competent public authorities, including CADE and ANEEL.

The period during which the other signatories of the Shareholders' Agreement may exercise their preemptive rights to buy all the shares covered by the transaction, or opt to participate in the transaction and, together with CCSA, dispose of all their shares in the Company tied to the Shareholders' Agreement, at the same price and under the same conditions offered to CCSA by the purchaser, will commence after finalization of the purchase agreement.

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: June 30, 2016 - CPFL Energia S. A

35.3.      Start of commercial operations - Campo dos Ventos I and Campo dos Ventos V

Commercial operation of the following generation units of the subsidiary CPFL Renováveis' wind farms started in stages between June 10 and July 6, 2016, namely (i) six 2,100 KW generation units, totaling installed capacity of 12,600 KW, in the Campo dos Ventos I Wind Farm, and (ii) ten 2,100 KW generation units, totaling installed capacity of 21,000 KW, in the Campo dos Ventos V Wind Farm. Both wind farms are located in the state of Rio Grande do Norte.

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: June 30, 2016 - CPFL Energia S. A

OTHER RELEVANT INFORMATION

Shareholders of CPFL Energia S/A holding more than 5% of the shares of the same type and class, as of June 30, 2016:

Shareholders	Common shares	Interest - %
ESC Energia S.A.	239,956,080	23.57
BB Carteira Livre I FIA	269,285,374	26.45
Bonaire Participações S.A.	1,269,386	0.12
Energia São Paulo FIA	150,136,050	14.75
Caixa de Previdência dos Funcionários do Banco do Brasil - Previ	30,502,185	3.00
Camargo Correa S.A.	27,435	0.00
Fundação Petrobras de Seguridade Social - Petros	1,861,659	0.18
BNDES Participações S.A.	68,592,097	6.74
Brumado Holdings Ltda. (*)	36,497,075	3.59
Antares Holdings Ltda. (*)	16,967,165	1.67
Other shareholders	202,820,240	19.93
Total	1,017,914,746	100.00

(*) Entities fully controlled by Bradespar S.A., which indirectly holds 5.25% of total shares common shares of CPFL Energia.

Quantity and characteristic of securities held by directly or indirectly Controlling Shareholders, Executive Officers, Board of Directors, Fiscal Council and Free Float, as of June 30, 2016 and December 31, 2015:

	June 30, 2016		December 31, 2015
Shareholders	Common shares	Interest - %	Common shares	Interest - %
Controlling shareholders	693,038,169	68.08	676,084,869	68.08
Administrator	-	-	-	-
Members of the Executive Officers	118,878	0.01	105,672	0.01
Members of the Board of Directors	-	-	-	-
Fiscal Council Members	-	-	-	-
Other shareholders	324,757,699	31.90	316,823,674	31.91
Total	1,017,914,746	100.00	993,014,215	100.00
Outstanding shares - free float	324,757,699	31.90	316,823,674	31.91

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: June 30, 2016 - CPFL Energia S. A

SHAREHOLDING STRUCTURE								First semester of 2016
CPFL ENERGIA S/A								Per units shares		Date of last change
1 - SHAREHOLDERS OF THE COMPANY	CNPJ or CPF	Quotes / common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		693,038,169	68.08%	100.00%	-	0.00%	0.00%	693,038,169	68.08%
1.1 Esc Energia S.A.	15.146.011/0001-51	239,956,080	23.57%	100.00%	-	0.00%	0.00%	239,956,080	23.57%	April 29, 2016
1.2 Fundo Mútuo de Investimentos em Ações - BB Carteira Livre I	73.899.742/0001-74	269,285,374	26.45%	100.00%	-	0.00%	0.00%	269,285,374	26.45%	April 29, 2016
1.3 Bonaire Participações S.A.	33.754.482/0001-24	1,269,386	0.12%	100.00%	-	0.00%	0.00%	1,269,386	0.12%	April 29, 2016
1.4 Energia São Paulo FIA	02.178.371/0001-93	150,136,050	14.75%	100.00%	-	0.00%	0.00%	150,136,050	14.75%	April 29, 2016
1.5 Caixa de Previdência dos Funcionários do Banco do Brasil - Previ	33.754.482/0001-24	30,502,185	3.00%	100.00%	-	0.00%	0.00%	30,502,185	3.00%	April 29, 2016
1.6 Camargo Correa S.A.	01.098.905/0001-09	27,435	0.00%	100.00%	-	0.00%	0.00%	27,435	0.00%	April 29, 2016
1.7 Fundação Petrobras de Seguridade Social - Petros	34.053.942/0001-50	1,861,659	0.18%	100.00%	-	0.00%	0.00%	1,861,659	0.18%	April 29, 2016
Noncontrolling shareholders		324,876,577	31.92%	100.00%	-	0.00%	0.00%	324,876,577	31.92%
1.8 BNDES Participações S.A.	00.383.281/0001-09	68,592,097	6.74%	100.00%	-	0.00%	0.00%	68,592,097	6.74%	April 29, 2016
1.9 Brumado Holdings Ltda.	08.397.763/0001-20	36,497,075	3.59%	100.00%	-	0.00%	0.00%	36,497,075	3.59%	April 29, 2016
1.10 Antares Holdings Ltda.	07.341.926/001-90	16,967,165	1.67%	100.00%	-	0.00%	0.00%	16,967,165	1.67%	April 29, 2016
1.11 Board of Directors		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%	April 29, 2016
1.12 Executive officers		118,878	0.01%	100.00%	-	0.00%	0.00%	118,878	0.01%	April 29, 2016
1.13 Other shareholders		202,701,362	19.91%	100.00%	-	0.00%	0.00%	202,701,362	19.91%
Total		1,017,914,746	100.00%	100.00%	-	0.00%	0.00%	1,017,914,746	100.00%
2 - Entity: 1.1 Esc Energia S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		1,042,392,615	100.00%	100.00%	-	0.00%	0.00%	1,042,392,615	100.00%
1.1.1 VBC Energia S.A.	00.095.147/0001-02	521,196,308	51.20%	100.00%	-	0.00%	0.00%	521,196,308	51.20%	November 28, 2013
1.1.2 Camargo Corrêa S.A.	01.098.905/0001-09	521,196,307	51.20%	100.00%	-	0.00%	0.00%	521,196,307	51.20%	May 16, 2016
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.1.3 Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total		1,042,392,615	100.00%	100.00%	-	0.00%	0.00%	1,042,392,615	100.00%
3 - Entity: 1.1.1 VBC ENERGIA S/A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		4,337,275	100.00%	98.57%	62,981	100.00%	1.43%	4,400,256	100.00%
1.1.1.1 Camargo Corrêa Investimento em Infra-Estrutura S.A.	02.372.232/0001-04	2,434,624	0.24%	98.11%	47,018	0.00%	1.89%	2,481,642	0.24%	June 2, 2016
1.1.1.2 Camargo Corrêa S.A.	01.098.905/0001-09	1,902,651	0.19%	99.17%	15,963	0.00%	0.83%	1,918,614	0.19%	October 21, 2015
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.1.1.3 Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total		4,337,275	100.00%	98.57%	62,981	100.00%	1.43%	4,400,256	100.00%
4 - Entity: 1.1.2 Camargo Corrêa S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		48,943	99.11%	34.46%	93,099	100.00%	65.54%	142,042	99.69%
1.1.2.1 Participações Morro Vermelho S.A.	03.987.192/0001-60	48,943	0.00%	34.46%	93,099	0.00%	65.54%	142,042	0.01%	April 30, 2012
Noncontrolling shareholders		439	0.89%	99.77%	1	0.00%	0.23%	440	0.31%
1.1.2.2 Treasury stocks		436	0.00%	100.00%	-	0.00%	0.00%	436	0.00%
1.1.2.3 Other shareholders		3	0.00%	75.00%	1	0.00%	25.00%	4	0.00%
Total		49,382	100.00%	34.66%	93,100	100.00%	65.34%	142,482	100.00%
5 - Entity: 1.1.3 Camargo Corrêa Investimento em Infra-Estrutura S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		1,058,326,175	100.00%	100.00%	-	0.00%	0.00%	1,058,326,175	100.00%
1.1.3.1 Camargo Corrêa S.A.	01.098.905/0001-09	1,058,326,175	103.97%	100.00%	-	0.00%	0.00%	1,058,326,175	103.97%	April 28, 2016
Noncontrolling shareholders		3	0.00%	100.00%	-	0.00%	0.00%	3	0.00%
1.1.3.2 Other shareholders		3	0.00%	100.00%	-	0.00%	0.00%	3	0.00%
Total		1,058,326,178	100.00%	100.00%	-	0.00%	0.00%	1,058,326,178	100.00%
6 - Entity: 1.1.2.1 Participações Morro Vermelho S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		2,250,000	100.00%	100.00%	-	0.00%	0.00%	2,250,000	33.33%
1.1.2.1.1 RCABON Empreendimentos e Participações S.A	09.594.448/0001-55	750,000	0.07%	100.00%	-	0.00%	0.00%	750,000	0.07%	April 30, 2015
1.1.2.1.2 RCNON Empreendimentos e Participações S.A	09.594.570/0001-21	750,000	0.07%	100.00%	-	0.00%	0.00%	750,000	0.07%	April 30, 2015
1.1.2.1.3 RCPODON Empreendimentos e Participações S.A	09.594.541/0001-60	750,000	0.07%	100.00%	-	0.00%	0.00%	750,000	0.07%	April 30, 2015
Noncontrolling shareholders		-	0.00%	0.00%	4,500,000	100.00%	100.00%	4,500,000	66.67%
1.1.2.1.4 RCABPN Empreendimentos e Participações S.A	09.594.459/0001-35	-	0.00%	0.00%	1,498,080	0.00%	100.00%	1,498,080	0.15%	October 1, 2008
1.1.2.1.5 RCNPN Empreendimentos e Participações S.A	09.594.480/0001-30	-	0.00%	0.00%	1,498,080	0.00%	100.00%	1,498,080	0.15%	October 1, 2008
1.1.2.1.6 RCPODPN Empreendimentos e Participações S.A	09.594.468/0001-26	-	0.00%	0.00%	1,498,080	0.00%	100.00%	1,498,080	0.15%	October 1, 2008
1.1.2.1.7 RRRPN Empreendimentos e Participações S.A	09.608.284/0001-78	-	0.00%	0.00%	5,760	0.00%	100.00%	5,760	0.00%	October 1, 2008
1.1.2.1.8 Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total		2,250,000	100.00%	33.33%	4,500,000	100.00%	66.67%	6,750,000	100.00%
7 - Entity: 1.1.2.1.1 RCABON Empreendimentos e Participações S.A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		749,850	100.00%	99.99%	90	60.00%	0.01%	749,940	99.99%
1.1.2.1.1.1 Rosana Camargo de Arruda Botelho	535.804.358-68	749,850	0.07%	99.99%	90	0.00%	0.01%	749,940	0.07%	December 6, 2012
Noncontrolling shareholders		-	0.00%	0.00%	60	40.00%	100.00%	60	0.01%
1.1.2.1.1.2 Other shareholders		-	0.00%	0.00%	60	0.00%	100.00%	60	0.00%
Total		749,850	100.00%	99.98%	150	100.00%	0.02%	750,000	100.00%
8 - Entity: 1.1.2.1.2 RCNON Empreendimentos e Participações S.A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		749,850	100.00%	99.99%	40	26.67%	0.01%	749,890	99.99%
1.1.2.1.2.1 Renata de Camargo Nascimento	535.804.608-97	749,850	0.07%	99.99%	40	0.00%	0.01%	749,890	0.07%	October 1, 2008
Noncontrolling shareholders		-	0.00%	0.00%	110	73.33%	100.00%	110	0.01%
1.1.2.1.2.2 Other shareholders		-	0.00%	0.00%	110	0.00%	100.00%	110	0.00%
Total		749,850	100.00%	99.98%	150	100.00%	0.02%	750,000	100.00%
9 - Entity: 1.1.2.1.3 RCPODON Empreendimentos e Participações S.A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		749,850	100.00%	100.00%	-	0.00%	0.00%	749,850	99.98%
1.1.2.1.3.1 Regina de Camargo Pires Oliveira Dias	153.204.398-81	749,850	0.07%	100.00%	-	0.00%	0.00%	749,850	0.07%	October 1, 2008
Noncontrolling shareholders		-	0.00%	0.00%	150	100.00%	100.00%	150	0.02%
1.1.2.1.3.2 Other shareholders		-	0.00%	0.00%	150	0.00%	100.00%	150	0.00%
Total		749,850	100.00%	99.98%	150	100.00%	0.02%	750,000	100.00%
										(continue)

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: June 30, 2016 - CPFL Energia S. A

10 - Entity: 1.1.2.1.4 RCABPN Empreendimentos e Participações S.A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		1,499,940	100.00%	100.00%	-	0.00%	0.00%	1,499,940	100.00%
1.1.2.1.4.1 Rosana Camargo de Arruda Botelho	535.804.358-68	1,499,940	0.15%	100.00%	-	0.00%	0.00%	1,499,940	0.15%	December 6, 2012
Noncontrolling shareholders		60	0.00%	100.00%	-	0.00%	0.00%	60	0.00%
1.1.2.1.4.2 Other shareholders		60	0.00%	100.00%	-	0.00%	0.00%	60	0.00%
Total		1,500,000	100.00%	100.00%	-	0.00%	0.00%	1,500,000	100.00%
11 - Entity: 1.1.2.1.5 RCNPN Empreendimentos e Participações S.A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		1,499,890	99.99%	100.00%	-	0.00%	0.00%	1,499,890	99.99%
1.1.2.1.5.1 Renata de Camargo Nascimento	535.804.608-97	1,499,890	0.15%	100.00%	-	0.00%	0.00%	1,499,890	0.15%	October 1, 2008
Noncontrolling shareholders		110	0.01%	100.00%	-	0.00%	0.00%	110	0.01%
1.1.2.1.5.2 Other shareholders		110	0.00%	100.00%	-	0.00%	0.00%	110	0.00%
Total		1,500,000	100.00%	100.00%	-	0.00%	0.00%	1,500,000	100.00%
12 - Entity: 1.1.2.1.6 RCPODPN Empreendimentos e Participações S.A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		1,499,850	99.99%	100.00%	-	0.00%	0.00%	1,499,850	99.99%
1.1.2.1.6.1 Regina de Camargo Pires Oliveira Dias	153.204.398-81	1,499,850	0.15%	100.00%	-	0.00%	0.00%	1,499,850	0.15%	October 1, 2008
Noncontrolling shareholders		150	0.01%	100.00%	-	0.00%	0.00%	150	0.01%
1.1.2.1.6.2 Other shareholders		150	0.00%	100.00%	-	0.00%	0.00%	150	0.00%
Total		1,500,000	100.00%	100.00%	-	0.00%	0.00%	1,500,000	100.00%
13 - Entity: 1.1.2.1.7 RRRPN Empreendimentos e Participações S.A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		5,940	100.00%	100.00%	-	0.00%	0.00%	5,940	100.00%
1.1.2.1.7.1 Rosana Camargo de Arruda Botelho	535.804.358-68	1,980	0.00%	100.00%	-	0.00%	0.00%	1,980	0.00%	October 1, 2008
1.1.2.1.7.2 Renata de Camargo Nascimento	535.804.608-97	1,980	0.00%	100.00%	-	0.00%	0.00%	1,980	0.00%	October 1, 2008
1.1.2.1.7.3 Regina de Camargo Pires Oliveira Dias	153.204.398-81	1,980	0.00%	100.00%	-	0.00%	0.00%	1,980	0.00%	October 1, 2008
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.1.2.1.7.4 Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total		5,940	100.00%	100.00%	-	0.00%	0.00%	5,940	100.00%
14 - Entity: 1.2 Fundo Mútuo de Investimentos em Ações - BB Carteira Livre I	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		130,163,541	100.00%	100.00%	-	0.00%	0.00%	130,163,541	100.00%
1.2.1 Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI	33.754.482/0001-24	130,163,541	12.79%	100.00%	-	0.00%	0.00%	130,163,541	12.79%	November 3, 2009
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.2.2 Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total		130,163,541	100.00%	100.00%	-	0.00%	0.00%	130,163,541	100.00%
15 - Entity: 1.3 Bonaire Participações S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		66,728,877	100.00%	100.00%	-	0.00%	0.00%	66,728,877	100.00%
1.3.1 Energia São Paulo Fundo de Investimento em Ações	02.178.371/0001-93	66,728,877	6.56%	100.00%	-	0.00%	0.00%	66,728,877	6.56%	July 21, 2014
Noncontrolling shareholders		1	0.00%	100.00%	-	0.00%	0.00%	1	0.00%
1.3.2 Other shareholders		1	0.00%	100.00%	-	0.00%	0.00%	1	0.00%
Total		66,728,878	100.00%	100.00%	-	0.00%	0.00%	66,728,878	100.00%
16 - Entity: 1.4 Energia São Paulo Fundo de Investimento em Ações	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		796,479,768	100.00%	100.00%	-	0.00%	0.00%	796,479,768	100.00%
1.4.1 Fundos de Investimento em Cotas de Fundo de Investimento em Participações 114	07.792.436/0001-00	353,528,507	34.73%	100.00%	-	0.00%	0.00%	353,528,507	34.73%	November 16, 2004
1.4.2 Fundação Petrobras de Seguridade Social - Petros	34.053.942/0001-50	181,405,069	17.82%	100.00%	-	0.00%	0.00%	181,405,069	17.82%	November 16, 2004
1.4.3 Fundação Sabesp de Seguridade Social - Sabesprev	65.471.914/0001-86	4,823,881	0.47%	100.00%	-	0.00%	0.00%	4,823,881	0.47%	November 16, 2004
1.4.4 Fundação Sistel de Seguridade Social	00.493.916/0001-20	256,722,311	25.22%	100.00%	-	0.00%	0.00%	256,722,311	25.22%	November 16, 2004
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.4.5 Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total		796,479,768	100.00%	100.00%	-	0.00%	0.00%	796,479,768	100.00%
17 - Entity: 1.4.1 Fundos de Investimento em Cotas de Fundo de Investimento em Participações 114	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		5,459,656	100.00%	100.00%	-	0.00%	0.00%	5,459,656	100.00%
1.4.1.1 Fundação CESP	62.465.117/0001-06	5,459,656	0.54%	100.00%	-	0.00%	0.00%	5,459,656	0.54%	November 16, 2004
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.4.1.2 Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total		5,459,656	100.00%	100.00%	-	0.00%	0.00%	5,459,656	100.00%
18 - Entity: 1.8 BNDES Participações S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%
1.8.1 Banco Nacional de Desenvolvimento Econômico e Social	33.657.248/0001-89	1	0.00%	100.00%	-	0.00%	0.00%	1	0.00%	September 4, 1974
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.8.2 Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%
19 - Entity: 1.8.1 Banco Nacional de Desenvolvimento Econômico e Social	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		6,273,711,452	100.00%	100.00%	-	0.00%	0.00%	6,273,711,452	100.00%
1.8.1.1 Federal Government (Department of Treasury)	00.394.460/0409-50	6,273,711,452	616.33%	100.00%	-	0.00%	0.00%	6,273,711,452	616.33%	September 28, 2012
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.8.1.2 Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total		6,273,711,452	100.00%	100.00%	-	0.00%	0.00%	6,273,711,452	100.00%
20 - Entity: 1.9 Brumado Holdings Ltda.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		983,227,791	100.00%	100.00%	-	0.00%	0.00%	983,227,791	100.00%
1.9.1 Antares Holdings Ltda.	07.341.926/0001-90	983,227,791	96.59%	100.00%	-	0.00%	0.00%	983,227,791	96.59%	April 30, 2015
1.9.2 Bradespar S.A.	03.847.461/0001-92	1	0.00%	100.00%	-	0.00%	0.00%	1	0.00%	April 30, 2015
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.9.3 Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total		983,227,791	100.00%	100.00%	-	0.00%	0.00%	983,227,791	100.00%
21 - Entity: 1.10 Antares Holdings Ltda.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		326,999,999	100.00%	100.00%	-	0.00%	0.00%	326,999,999	100.00%
1.10.1 Bradespar S.A.	03.847.461/0001-92	326,999,999	32.12%	100.00%	-	0.00%	0.00%	326,999,999	32.12%	April 30, 2015
1.10.2 NCF Participações S.A.	04.233.319/0001-18	1	0.00%	100.00%	-	0.00%	0.00%	1	0.00%	April 30, 2015
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.10.3 Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total		326,999,999	100.00%	100.00%	-	0.00%	0.00%	326,999,999	100.00%

The Company is committed to arbitration in the Market Arbitration Chamber, in accordance with the Arbitration Clause in Article 44 of the Company’s By-Laws.

(Free Translation of the original in Portuguese)

Standard Interim Financial Statements – ITR –  Date: June 30, 2016 - CPFL Energia S. A

INDEPENDENT AUDITORS' REPORT

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders of

CPFL Energia S.A.

São Paulo - SP

Introduction

We have reviewed the individual and consolidated interim financial information of CPFL Energia S.A. (“CPFL Energia” or “Company”), included in the Interim Financial Information Form - ITR, for the quarter ended June 30, 2016, which comprises the balance sheet as of June 30, 2016 and the related statements of income, comprehensive income for the three-month and six-month periods then ended and changes in shareholders' equity and cash flows for the six-month periods then ended, including the explanatory notes.

Management is responsible for the preparation of these individual and consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Reporting and in accordance with the international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, and their presentation in accordance with the standards issued by the Brazilian Securities and Exchange Commission (“CVM”) applicable to the preparation of Interim Financial Information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the ITR referred to above is not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and IAS 34 applicable to the preparation of Interim Financial Information - ITR and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission (“CVM”).

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added (“DVA”) for the six-month ended June 30, 2016, prepared under Management's responsibility, the presentation of which is required by the standards issued by the Brazilian Securities and Exchange Commission (“CVM”) applicable to the preparation of Interim Financial Information - ITR and is considered as supplemental information for IFRSs that do not require the presentation of DVA. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that there are not fairly presented, in all material respects, in relation to the individual and consolidated interim financial information taken as a whole.

Campinas, August 1, 2016

DELOITTE TOUCHE TOHMATSU                      Marcelo Magalhães Fernandes

Auditores Independentes                                  Engagement Partner

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date August 8, 2016

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.